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As filed with the Securities and Exchange Commission on July 12, 2002

Registration No. 333-86076

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective
AMENDMENT No. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HealtheTech, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	3841	77-0478611
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

523 Park Point Drive, 3rd Floor
Golden, Colorado 80401
(303) 526-5085
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

James R. Mault, M.D.
Chairman and Chief Executive Officer
523 Park Point Drive, 3rd Floor
Golden, Colorado 80401
(303) 526-5085
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John T. Sheridan, Esq. Anthony T. Kikuta, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Craig E. Dauchy, Esq. James C.T. Linfield, Esq. Michael L. Platt, Esq. Cooley Godward LLP 380 Interlocken Crescent, Suite 900 Broomfield, Colorado 80021 (720) 566-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $0.001 par value	4,600,000 shares	$7.50	$34,500,000	$3,174

(1)
Estimated pursuant to Rule 457(a) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee.
(2)
Includes shares which the underwriters have the option to purchase to cover over-allotments, if any.
(3)
$8,464 was previously paid.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	July 12, 2002

 4,000,000 Shares

Common Stock

This is our initial public offering of shares of our common stock. No public market currently exists for our common stock. We expect the public offering price to be $7.50 per share.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "HETC".

Before buying any shares of our common stock, you should read the discussion of material risks of investing in our common stock in "Risk Factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to 466,667 shares of common stock from us and up to 133,333 additional shares from the selling stockholder at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of common stock sold by the selling stockholder.

The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares of common stock will be made on or about                    , 2002.

UBS Warburg	Credit Suisse First Boston

William Blair & Company	Stifel, Nicolaus & Company Incorporated

Medical Innovations from HealtheTech™

MedGem™ is a handheld indirect calorimeter that quickly and accurately measures oxygen uptake (VO_2) and determines resting metabolic rate (RMR). MedGem has received FDA 510(k) market clearance.

BodyGem™ is a handheld device that allows wellness advisors in non-medical weight management, nutrition monitoring and health and fitness programs to quickly and accurately measure and monitor clients' resting metabolic rates.

In contrast to metabolic carts, both MedGem and BodyGem are designed to be easy to use and provide accurate results in only a few minutes.

Metabolic carts, used primarily by researchers and clinicians, are expensive machines that are difficult and costly to maintain and, as a result, are used sparingly and mostly in professional healthcare and research settings.

1420
MedGem
Indirect Calorimeter

1420
BodyGem

Did you know that...

People of the same age, height, weight and gender can have significantly different resting metabolic rates.

Subjects of the Same Age, Height, Weight and Gender

	A	B	C	D	E
Predicted Calories	1714	1740	1743	1744	1743
Measured Calories	1263	1523	1778	1979	2152

Source: "Resting Energy Expenditure, Body Composition, and Excess Weight in the Obese." Gary D. Foster, et al., Metabolism, Vol. 37, No. 5 (May), 1988, pgs. 467–472. Accompanying photos are not those of subjects in this study.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

        Until            , 2002 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying shares in the offering. You should read the entire prospectus carefully.

HealtheTech, Inc.

Our Business

        We design, develop and market technologically advanced and proprietary handheld medical devices and software for the measurement and monitoring of important health parameters. Our current health monitoring devices measure oxygen consumption to calculate resting metabolic rate, or RMR. The accurate measurement of resting metabolic rate, which establishes how many calories a person burns per day at rest and represents up to 75% of the total calories burned by a healthy individual per day, can be important to the success of medical therapy and to achieving weight management and fitness goals. However, an accurate, cost-effective and practical device for measuring and monitoring metabolism has not previously been available. The HealtheTech system, which consists of handheld health monitoring devices, single-use disposable facemasks and mouthpieces and standalone software applications designed to be used with our devices, enables healthcare professionals and wellness advisors to quickly, accurately and cost effectively measure and monitor the metabolism of a patient or client. We believe that by making metabolism measurements broadly accessible, the HealtheTech system has the potential to become a standard of care in the medical therapy, weight management and fitness markets.

        Our initial health monitoring devices include MedGem for the medical market, which received 510(k) clearance for prescription use from the FDA and commenced initial sales in January 2002, and BodyGem for the weight management, nutrition monitoring and fitness markets, which was commercially launched in November 2001. We are also developing FitGem for use in athletic and fitness training, cardiac and pulmonary rehabilitation, occupational therapy and sports medicine. A key element of our strategy is to establish relationships with large, prominent companies for the distribution of the HealtheTech system in each of our target markets. We have signed sales and distribution agreements with HEALTHSOUTH Corporation, VIASYS Healthcare Inc., Nature's Sunshine Products, Inc., Microlife Corporation and Bally Total Fitness Corporation.

The Opportunity

        The proper management of an individual's nutritional and weight management needs is enhanced by the accurate measurement of metabolism. This has historically been most often performed by use of a large and expensive machine either in a research lab or in the hospital setting. Because of the cost, complexity and time required to measure an individual's metabolism using this method, healthcare professionals and wellness advisors primarily rely on estimation methods which are based on such factors as height, weight, sex and age. However, these estimations can be significantly inaccurate when applied to an individual due to variations in disease state, genetics, hormone levels, diet, body composition, activities and exercise. The shortcomings in current methods of measuring or estimating metabolism can significantly compromise the effectiveness of medical care, weight management and fitness programs.

        Inadequate nutrition in medical care.    Adequate nutritional assessment is important to ensuring satisfactory medical treatment results. According to a 1998 study published in the Journal of Parenteral and Enteral Nutrition, only one quarter of patients admitted in long-term acute care facilities receive calories within 10% of their daily caloric needs. In addition, 39% of patients admitted in long-term care facilities are not provided their caloric requirements while admitted, according to a 1995 study published in the Journal of the American Dietetic Association. Underfeeding can lead to delayed healing, increased incidence of infection, increased morbidity and mortality, and increased length of stay and cost per patient. Overfeeding can also result in a variety of serious medical complications and significant unnecessary expense. We believe that significant healthcare costs can be avoided with an accurate and cost-effective medical device to measure metabolism.

        Obesity.    According to a June 1997 report by the World Health Organization, obesity has become a worldwide epidemic. In December 2001, the United States Surgeon General issued a "Call to Action" against excess weight and obesity, a leading cause of preventable death in the United States. Obesity is a recognized independent risk factor or aggravating agent for more than 20 medical conditions, including cardiovascular disease, high blood pressure and diabetes. Weight management and nutritional assessment play an integral part in the daily management of these medical conditions. We believe that successful weight management is impeded by the inability to accurately determine an individual's metabolism in a practical manner.

        Fitness and performance training.    The accurate measurement of oxygen consumption and metabolic rate has important applications in the area of fitness and performance training. One of the best ways to assess and monitor aerobic fitness is to measure oxygen consumption during physical activity. In addition, regardless of sport, performance is affected by the maintenance of an optimal body weight. Oxygen consumption and resting metabolic rate measurements are used in the training and evaluation of many elite athletes in endurance-based sports at highly specialized facilities. However, most people have not previously had access to cost-effective and accurate oxygen consumption and resting metabolic rate measurements.

Our Solution

        We have developed a proprietary, non-invasive platform technology that can quickly, accurately and cost effectively measure oxygen consumption to determine resting metabolic rate. The HealtheTech system incorporates advanced sensor technologies and significant engineering expertise. These technologies enable healthcare professionals and wellness advisors to provide nutrition monitoring and weight management services that were generally not accessible to many patients and clients due to the cost and inconvenience of existing methods.

        Our MedGem device, which displays both oxygen consumption and resting metabolic rate, is designed to be used by healthcare professionals for medically supervised weight management programs and medical nutritional assessment and therapy. BodyGem, which displays resting metabolic rate, is designed to be used by wellness advisors for non-medically supervised weight management, nutrition monitoring and health and fitness programs to develop appropriate dietary and exercise regimens. We also have developed BalanceLog, a stand-alone software application that complements BodyGem and allows users to establish and maintain a personalized nutrition and weight monitoring program.

Our Strategy

        Our goal is to be a leading medical device company that produces proprietary, non-invasive health monitoring devices for the measurement of important health parameters. We intend to focus on the following key strategies:

  •
  Establish the HealtheTech system as a new standard of care. We believe that the accessibility of our technology, our work with professional medical societies to incorporate metabolism measurement in practice guidelines and our educational initiatives will establish metabolic rate as a standard vital sign, similar to blood pressure and heart rate.

  •
  Target multiple markets simultaneously through strategic relationships. We intend to establish strategic relationships with large, prominent companies that possess significant sales, marketing and distribution capabilities in each of our targeted medical and non-medical market channels.

  •
  Provide complete solutions. In each market we address, we intend to provide a health monitoring device, related disposables and software applications. The HealtheTech system is designed to provide individuals, healthcare professionals and wellness advisors with powerful tools to achieve nutrition, health and fitness goals.

  •
  Leverage our proprietary technology platform. We have dedicated significant resources to the development of our key technologies, and we intend to leverage these technologies and our engineering expertise to develop health monitoring devices and software products to pursue additional markets such as cardiac monitoring and fitness and performance testing.

  •
  Generate diversified and recurring revenue streams. We intend to establish diversified revenue streams from sales of our devices, disposables and software in medical and non-medical markets and also to establish recurring revenues from sales of disposables. From our inception through March 31, 2002, we have generated $2.1 million in revenues from sales of MedGem and BodyGem, $1.3 million in revenues from sales of our disposable products and $1.3 million in revenues from sales of BalanceLog and other software products.

Our Strategic Partners

        Our current strategic partners and customers include:

        HEALTHSOUTH Corporation.    We have granted HEALTHSOUTH Corporation an exclusive right to purchase our products for use in its facilities, an exclusive right to purchase BodyGem for use in and resale to certain non-hospital facilities such as outpatient rehabilitation and physical therapy facilities, and an exclusive right to use MedGem and BodyGem to provide metabolic rate measurement services to organizations such as corporate wellness programs and fitness facilities.

        VIASYS Healthcare Inc.    We have entered into an agreement with VIASYS for the marketing, sale and distribution of MedGem to healthcare professionals in hospitals, nursing facilities, medical clinics and health research settings in the United States and abroad. VIASYS currently sells its metabolic, exercise and nutrition diagnostic equipment to the hospital and acute and long-term care markets.

        Nature's Sunshine Products, Inc.    Nature's Sunshine has a worldwide right to purchase and use our products to sell and market metabolic rate measurement services directly to consumers using independent distributors.

        Microlife Corporation.    We have granted Microlife the right to sell our products to retail pharmacies in Europe to provide in-store metabolic rate measurement services, and the medical, weight management and fitness markets in Taiwan. We are in the process of obtaining CE Marking approval and various other international approvals in order to commercially distribute our products in new international markets.

        Bally Total Fitness Corporation.    We have granted Bally Total Fitness the right to purchase and use our products to provide metabolic rate measurement services to its fitness club members.

        From our inception through March 31, 2002, we have generated an aggregate of $2.8 million in revenues from these partners and customers, other than HEALTHSOUTH. Because we only recently entered into our partnership with HEALTHSOUTH, we had yet to generate any revenues under this agreement as of March 31, 2002.

        We were incorporated in Delaware in February 1998. Our principal executive offices are located at 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401 and our telephone number is (303) 526-5085. Our web site is located at "www.healthetech.com." Information contained on our web site does not constitute a part of this prospectus.

        In April 2001, we acquired Baby-C, Inc., a distributor of educational information and sample products to the child care market. We believed that Baby-C would provide an efficient distribution channel for our software products and drive the use of our other products. However, as a result of lower than expected revenues, we decided to discontinue the operations of Baby-C in the fourth quarter of 2001, and we dissolved Baby-C in May 2002.

        We currently have several trademarks, including HealtheTech, the HealtheTech logo, MedGem, BodyGem, FitGem and BalanceLog. We have applied to have these trademarks, as well as several others, registered in the United States and other jurisdictions. This prospectus also contains trademarks and trade names of other entities.

The Offering

Common stock offered	4,000,000 shares
Common stock to be outstanding after this offering	19,459,450 shares
Over-allotment option:
Offered by us	466,667 shares
Offered by the selling stockholder	133,333 shares
Use of proceeds	To expand our corporate infrastructure and customer support capabilities, to continue research and development of both new and existing products, to make partial payment to our chief executive officer for the purchase of certain patent rights from him, to fund working capital and for general corporate purposes. We will not receive any proceeds from the sale of common stock offered by the selling stockholder, the wife of our chief executive officer, in connection with the over-allotment option.
Proposed Nasdaq National Market symbol	HETC

        The number of shares of our common stock to be outstanding after this offering is based on 7,318,158 shares of our common stock outstanding as of June 17, 2002 and assumes the exercise of a warrant to purchase 266,666 shares of common stock outstanding as of June 17, 2002, which expires upon the completion of this offering if unexercised, the repurchase of 133,333 shares of Series B preferred stock for a price of $6.53 per share upon the completion of this offering, and the conversion of all shares of preferred stock outstanding as of June 17, 2002 into 8,007,959 shares of common stock upon completion of this offering. It excludes the following:

  •
  2,880,310 shares of common stock issuable upon exercise of options outstanding under our 1998 Stock Plan as of June 17, 2002 at a weighted average exercise price of $3.08 per share;

  •
  907,653 shares of common stock available for future grant under our 1998 Stock Plan as of June 17, 2002, of which options to purchase 903,191 shares have been approved for grant, at an exercise price of $7.50 per share, upon the completion of this offering;

  •
  4,466,666 shares of common stock available for issuance in the aggregate under the 2002 Stock Plan, the 2002 Director Option Plan and the Employee Stock Purchase Plan immediately following the offering;

  •
  8,512 shares of common stock issuable upon exercise of options outstanding as of June 17, 2002 outside of our 1998 Stock Plan at a weighted average exercise price of $4.58 per share;

  •
  171,849 shares of common stock issuable at an exercise price of $7.50 per share upon exercise of a warrant which becomes exercisable upon the occurrence of specified events as more fully described in "Description of Capital Stock—Warrants"; and

  •
  shares issuable upon exercise of a warrant to purchase an aggregate number of shares of common stock equal to 10% of the total number of shares of common stock outstanding immediately prior to the closing of this offering, assuming the exercise of all stock options and warrants and the conversion of all preferred stock, in each case outstanding immediately prior to the closing of this offering, which we have agreed to issue upon the closing of this offering. Please see "Description of Capital Stock—Warrants" for a more detailed description of our obligation to issue this warrant.

        Unless otherwise indicated, information in this prospectus assumes the following:

  •
  a four for three split of preferred stock and common stock completed June 17, 2002;

  •
  the automatic conversion of all outstanding shares of preferred stock into shares of common stock immediately prior to the completion of this offering; and

  •
  no exercise of the underwriters' over-allotment option granted by the selling stockholder and us.

        Unless otherwise specified in this prospectus, the term calories refers to kilocalories.

Summary Consolidated Financial Data
(in thousands, except share and per share data)

	Fiscal Year Ending December 31,			Three Months Ending March 31,
	1999	2000	2001	2001	2002
Consolidated Statements of Operations Data:
Total revenues	$300	$484	$2,693	$654	$2,355
Cost of revenues	—	56	5,152	488	1,884
Research and development	1,822	9,176	6,160	1,678	1,498
Selling, general and administrative	419	5,227	11,098	2,574	2,907
Impairment of intangible assets	—	—	493	—	—
Loss from operations	(1,941)	(13,975)	(20,210)	(4,087)	(3,934)
Loss from continuing operations	(1,982)	(13,725)	(19,722)	(4,044)	(3,862)
Loss from discontinued operations	—	—	(11,572)	—	—
Net loss	(1,982)	(13,725)	(31,294)	(4,044)	(3,862)
Basic and diluted net loss per share	(0.41)	(2.49)	(4.56)	(0.69)	(0.53)
Basic and diluted weighted average number of shares outstanding	4,839,987	5,520,719	6,868,852	5,839,600	7,307,911
	March 31, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,973	$11,378	$37,777
Working capital	11,659	11,063	37,463
Total assets	25,124	24,528	50,928
Total liabilities	7,140	7,140	7,140
Total stockholders' equity	17,984	17,388	43,788

        See note 1 of the notes to our consolidated financial statements for an explanation of the determination of the number of shares used in computing basic and diluted net loss per share.

        The pro forma consolidated balance sheet data reflects:

  •
  the exercise of a warrant to purchase 266,666 shares of common stock outstanding as of March 31, 2002, which expires upon the completion of this offering if unexercised;

  •
  the repurchase of 133,333 shares of Series B preferred stock for a price of $6.53 per share upon the completion of this offering; and

  •
  the assumed conversion of all shares of preferred stock outstanding as of March 31, 2002 into 8,007,959 shares of common stock, less the repurchase described above, upon completion of this offering.

        The pro forma as adjusted consolidated balance sheet data reflects the application of the net proceeds from the sale by us of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $7.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before buying shares in this offering. These risks and uncertainties are not the only ones facing our company. Additional risks and uncertainties that we are unaware of or currently deem immaterial may also become important factors that may harm our business. The trading price of our common stock could decline due to any of these risks and uncertainties, and you may lose part or all of your investment.

Risks Related to Our Business

Our brief operating history makes it difficult to evaluate our prospects and the merits of investing in our common stock.

        We were incorporated in February 1998. Through November 2001, we were primarily engaged in the research and development of our initial products. We commenced shipment of our health monitoring devices in 2001 and entered our first significant distribution agreement in August 2001. As a result of our limited operating history, we have a limited amount of financial data that you can use to evaluate our business. Moreover, the revenue and profitability potential of our markets are unproven. You must consider our prospects in light of the risks, expenses and challenges we might encounter because we are at an early stage of development in new and developing markets. We may not successfully address these risks, and our business strategy may not prove successful.

We recorded only $5.8 million in revenues since our inception, we have a large accumulated deficit, we expect future losses and we may not achieve or maintain profitability.

        Since our inception through March 31, 2002, we recorded only $5.8 million in revenues, of which only $4.5 million was from products we currently sell. As a result, we will need to significantly increase the revenues we receive from sales of our products, while controlling our expenses, in order to achieve profitability. We have incurred substantial losses each year since our inception in funding the research and development of our products and technologies, the Food and Drug Administration, or FDA, marketing clearance process for MedGem, the growth of our organizational resources and other activities. As of March 31, 2002, we had an accumulated deficit of $51.3 million.

        We expect that our expenses will continue to increase significantly as we, among other things:

  •
  increase deployment of our recently launched MedGem and BodyGem products;

  •
  increase our research and development efforts, including possible additional clinical trials, to improve our existing products and develop new products;

  •
  increase our infrastructure and headcount in order to support our anticipated growth; and

  •
  expand our domestic and international marketing, advertising and sales activities.

        We may not generate a sufficient level of revenues to offset these expenditures, and we may be unable to adjust spending in a timely manner to respond to any failure to increase our revenues. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We expect our future financial results to fluctuate significantly, and a failure to increase our revenues or achieve profitability may disappoint securities analysts or investors and result in a decline in our stock price.

        We believe that period-to-period comparisons of our historical results of operations are not meaningful and are not a good predictor of our future performance. We expect our future quarterly and annual operating results to fluctuate significantly as we attempt to expand our product offerings and increase sales into different markets. Our revenues, gross margins and operating results are difficult to forecast and may vary significantly from period to period due to a number of factors, many of which are not in our control. These factors include:

  •
  market acceptance of our recently launched MedGem, BodyGem and software products;

  •
  the ability of our distributors and strategic partners to penetrate our target markets;

  •
  the amount and mix of health monitoring devices, disposable products and software sold by us or our strategic partners and distributors;

  •
  our ability to develop new products and introduce enhancements to our existing products on a timely basis and to obtain any required regulatory clearances or approvals for those products;

  •
  the success of new product introductions, sales and marketing efforts and pricing changes by our competitors;

  •
  unanticipated delays in production by our third-party contract manufacturers caused by insufficient capacity or delays in the availability of components;

  •
  changes in the amount or timing of product orders; and

  •
  our ability to expand our operations, and the amount and timing of expenditures to expand our operations, including costs related to acquisitions of technologies and businesses.

        We forecast the volume and timing of orders for our products for operational planning and in some cases we become liable for procurement costs based on these forecasts. These forecasts, however, are based on many factors and subjective judgments, and they may be inaccurate. In particular, because of our limited operating history, we do not have meaningful historical information to predict demand for our products, and trends that may emerge, in the various markets into which we sell and plan to sell our products. Moreover, because most of our expenses, such as employee compensation and lease payment obligations, are relatively fixed in the short term, we may be unable to adjust spending quickly enough to offset any unexpected shortfall in revenue growth or any decrease in revenue levels in any particular period. As a result of the foregoing factors, it is likely that in some future quarters or years, our operating results will fall below the expectations of securities analysts or investors, causing our share price to decline.

If our customers or distributors purchase products in excess of current demand, our revenues may unexpectedly decline in future periods, which may disappoint securities analysts and investors and result in a decline in our stock price.

        We recognize revenue when we have shipped our products to customers or distributors. These customers or distributors may make purchases well in advance of the actual resale, deployment or use of our products, particularly in the case of their initial purchases of our products, or may make purchases in excess of current requirements to take advantage of volume discounts. Additionally, some customers or distributors have exclusive rights in a particular market if they meet contractual minimum purchase requirements and may make purchases in excess of actual demand in order to maintain that exclusivity. Our revenues could decline in future periods if our customers and distributors develop a supply of our products that is in excess of their demand. Moreover, our revenues may not be indicative of the number of health monitoring devices in use or the number of disposables used in a particular period. Consequently, our historical operating results may not provide any indication of the number of health monitoring devices and disposables that may be purchased or used in future periods.

We have very limited product offerings from which we expect to derive substantially all of our future revenues. If demand for our limited number of products fails to develop as we expect or otherwise declines, we could fail to generate sufficient revenues to achieve profitability.

        We derive substantially all of our revenues from the sale of MedGem and BodyGem, disposables and software. We only recently obtained FDA clearance to market MedGem and accordingly did not derive any of our revenues from the sale of MedGem prior to that time. We expect that revenues from the sale of MedGem and BodyGem, disposables and our BalanceLog software will account for substantially all of our revenues for the foreseeable future. In particular, we expect disposable sales to comprise a larger portion of revenues over time. The limited development and sales of our product line makes our future prospects difficult to predict. If the anticipated demand for our products fails to develop, our ability to generate revenues and achieve profitability would be significantly harmed. In particular, the failure to sell sufficient quantities of MedGem and BodyGem would not only directly affect revenues but would also significantly harm our ability to generate recurring revenues from the sale of our disposables and may limit sales of software products.

The failure of our customers to adhere to single-use labeling restrictions for our disposable facemasks and mouthpieces would significantly limit our ability to generate recurring revenues.

        Our disposable products used with MedGem were cleared by the FDA for single-use only and the labeling states that a new disposable mouthpiece or facemask be used each time our MedGem is used. We also label and contractually require our distributors and strategic partners to use a new disposable each time the BodyGem is used. We anticipate that a significant portion of our future revenues will be derived from the use of a new disposable each time our health monitoring devices are used. If customers do not adhere to our single-use labeling instructions, or if customers use disposables acquired from third parties, our ability to generate recurring revenues would be significantly harmed, our operating results may suffer and we may incur significant costs in developing future versions of our product that provide for alternative means to track and charge for usage. We may not successfully develop these alternative means.

If we cannot convince healthcare professionals, wellness advisors and their patients and clients of the importance of measuring metabolism for nutrition monitoring, weight management and fitness applications and of the benefits of our products, we will not be able to increase our revenues and our operating results would suffer.

        Our products, which have only recently been launched, have achieved limited adoption in their target markets and our ability to sell to customers and distributors in these markets is unproven. Consequently, there is limited information upon which to evaluate whether a significant number of potential customers will purchase our solutions to replace or supplement their current methods for nutrition monitoring and weight management. As part of our strategy, we will be required to educate healthcare professionals and wellness advisors as to the importance of measuring metabolism for nutrition monitoring, weight management and other applications. However, these practitioners may view existing tools, such as estimates of resting metabolic rate, as adequate for their needs. Patients and clients may also view present methods of nutrition monitoring and weight management, including self-administered weight-loss regimens, commercial weight loss programs and pharmaceuticals, as adequate without the need for the additional benefits provided by our products. Additionally, as part of our FDA clearance of MedGem, we are required to set forth in our labeling the formula used to estimate resting metabolic rate and a discussion on how the calculation may affect the accuracy of the resting metabolic rate measurement. If we cannot convince practitioners, patients and clients that accurately measuring metabolism is important for nutrition monitoring, weight management and other applications and that our solution is superior to current tools, we will be unable to increase or sustain revenues.

The commercial weight management and fitness markets are characterized by short-lived trends and we may not experience increased demand for our products, or any increase in demand may be short-lived.

        Due in part to the difficulty of weight management and fitness improvement and the regular introduction of new weight management or fitness products and regimens, many products sold in the weight management and fitness markets have short product lifecycles. The weight management and fitness markets are characterized by fads and short-lived trends driven by factors such as short-term success, perceived efficacy and marketing campaigns. Weight management and fitness improvement can be difficult, and many people abandon weight loss and fitness regimens due to factors unrelated to the effectiveness of the regimen. We have not conducted trials or other tests to demonstrate that the HealtheTech system is effective in helping people to lose weight or improve their fitness. Sales of BodyGem and our disposables will suffer and our revenues and results of operations will be harmed if we and our strategic partners are not able to convince end-users that the measurement of resting metabolic rate will effectively and efficiently help their weight management or fitness efforts, or if people who use our products do not meet their weight goals.

We currently rely on a limited number of distributors for the sale of MedGem and BodyGem into the medical markets and, to a lesser extent, other target markets. If these distributors are not successful selling our products, or if we are unable to establish additional distributor arrangements as planned, we will not be able to achieve our sales goals and our business will be harmed.

        We expect to rely primarily upon distributors and their sales forces to sell MedGem into the medical market and to increasingly rely upon distributors and their sales forces to sell BodyGem into the retail pharmacy, weight management, fitness and other target markets. We currently have only three distributors, HEALTHSOUTH Corporation, VIASYS Healthcare Inc. and Microlife Corporation, for the distribution of our products into the worldwide medical market. Our reliance on distributors subjects us to many risks, including risks related to their inventory levels and support for our products. If any of our distributors attempt to reduce their inventory levels or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively affected. As is generally the case with our current distribution agreements, we anticipate that our future distribution agreements will allow our distributors to reduce or discontinue purchases of our products with short notice. Further, distributors may not recommend, or continue to recommend, our products. We will rely heavily upon our distributors for the sales and marketing activities that we believe are critical to the successful sale of our products. However, our distributors may not market or sell our products effectively or continue to develop and devote the resources necessary to provide us with effective sales, marketing and technical support. For example, while we have granted Microlife an exclusive right to sell our products in the retail pharmacy market in Europe, Microlife has limited experience selling into that market. In addition, we intend to attract additional distributors of MedGem in order to increase penetration in the medical and other markets. It may be difficult to increase our distributor base due to current exclusivity arrangements and prospective requests for exclusivity from distributors and other customers. In addition to the exclusive rights we have granted Microlife, we have granted HEALTHSOUTH Corporation an exclusive right to purchase our products for use in its facilities, an exclusive right to purchase BodyGem for use in and resale to certain non-hospital facilities such as outpatient rehabilitation and physical therapy facilities, and an exclusive right to use MedGem and BodyGem to provide metabolic rate measurement services to organizations such as corporate wellness programs and fitness facilities. If we are unable to maintain successful relationships with our distributors or obtain additional distributors, we will have to devote substantially more resources to the distribution, sales, marketing, implementation and support of our products than we would otherwise and our efforts may not be as effective. The loss of any one or more of our distributors, a reduction in purchases of our products by or through our distributors, the decline of our distributors' business or the inability to increase our third-party distributor base may limit our revenue growth and harm our operating results.

A subsidiary of one of our strategic partners, VIASYS Healthcare Inc., develops, manufactures and markets metabolic carts, which compete with MedGem. One of our directors, Mr. William Ross, is also an officer of VIASYS. If VIASYS decreases or discontinues the sale and distribution of MedGem, either in favor of its metabolic carts or otherwise, or if Mr. Ross' potential conflicts of interest or access to confidential information harm our competitive position relative to VIASYS or otherwise, our revenues and operating results would be harmed.

        We entered into our distribution agreement with VIASYS Healthcare Inc. in August 2001 for the marketing and distribution of MedGem to healthcare professionals in hospitals, nursing facilities, medical clinics and health research settings. VIASYS can discontinue marketing our products at any time or terminate our relationship without cause on 180 days prior written notice. Because a subsidiary of VIASYS also produces and distributes metabolic carts, which are competing products, VIASYS may not market or sell MedGem effectively or continue to develop and devote the resources necessary to provide us with effective sales, marketing and technical support. Failure to sell sufficient quantities of MedGem would not only directly affect revenues, but would also significantly harm our ability to generate recurring revenues from the sale of our disposables and may limit sales of software products. Mr. William Ross, one of our directors, is the Executive Vice President and Chief Operating Officer of VIASYS. As a member of our board of directors, Mr. Ross may gain access to information about us and our business plans, as well as our potential strategic partners and their business plans, which may be relevant to his role at VIASYS and which may compromise our competitive position. This could result in a conflict of interest for Mr. Ross that may harm our ability to compete against VIASYS and our other competitors and could potentially expose both Mr. Ross and us to litigation, which could be costly to us.

Because a small number of customers are likely to account for a substantial portion of our revenues, the loss of any of these customers or the cancellation or deferment of a customer's order could cause our revenues to decline substantially and may result in a decline in our share price.

        We expect that the majority of our revenues will depend on sales of our products to a limited number of customers, which include our strategic partners and our distributors. We intend to establish strategic relationships with large, prominent companies that possess significant sales, marketing and distribution capabilities in each of our targeted medical and non-medical channels. We have only recently entered into contracts with customers that provide for the potential purchase of significant quantities of our products. As a result, we have not had significant working experience with these new customers and it is difficult to predict their purchasing patterns. Many of our contracts with our customers do not contain minimum purchase requirements and any customer may reduce or discontinue purchases of our products at any time. The loss of one or more of our customers, a reduction in purchases of our products by our customers or the decline of our customers' business may cause our revenues to decline substantially or fall short of our expectations. In addition, because we expect our accounts receivable to be concentrated on a small group of customers, the failure of any of them to pay on a timely basis would reduce our cash flow and negatively affect our operating results.

        We have granted, and may in the future grant, certain of our customers exclusive rights to particular markets. For example, we have granted HEALTHSOUTH Corporation an exclusive right to purchase our products for use in its facilities, an exclusive right to purchase BodyGem for use in and resale to certain non-hospital facilities such as outpatient rehabilitation and physical therapy facilities, and an exclusive right to use MedGem and BodyGem to provide metabolic rate measurement services to organizations such as corporate wellness programs and fitness facilities. In addition, we have granted Microlife Corporation the exclusive right to sell our products to the retail pharmacy market in Europe and the medical, weight management and fitness markets in Taiwan. Also, Nature's Sunshine Products, Inc. has an exclusive right to purchase our products for resale to their independent distributors who, in turn, may use our products to provide metabolic rate measurement services to consumers for a fee. These exclusive agreements may limit our ability to add additional customers. If one of these current or future customers fails to adequately promote and sell our products, our sales and penetration into their markets will be adversely affected. Moreover, if any customer that has an exclusive right in a particular market proves to be ineffective, we may not be able to replace that customer for a significant period of time, if at all.

We rely exclusively on Sanmina-SCI Corporation to manufacture and assemble MedGem and BodyGem, and on Sienna Corporation to provide inventory management, warehousing and order fulfillment services. If they are unable to perform any of these services on a timely and cost-effective basis, our revenues, profitability and stock price could be harmed and our reputation and brand may suffer.

        We currently rely exclusively on Sanmina-SCI Corporation, a third-party contract manufacturer and assembler, to procure component parts for MedGem and BodyGem and to assemble, test and package MedGem and BodyGem at its facility in San Jose, California. Sanmina is currently in the process of establishing a second manufacturing and assembly site in Sweden. Our reliance on a single third-party manufacturer exposes us to the following significant risks outside our control:

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  increases in manufacturing, testing and associated costs;

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  potential reductions in manufacturing yields;

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  lack of adequate capacity to support current and future requirements;

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  maintenance of inventory controls;

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  failure to comply with FDA or other applicable regulatory requirements; and

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  interruptions, delays or other problems in production or shipments.

        We entered into our agreement with Sanmina in April 2001. As a result, we have not had significant working experience with Sanmina and therefore cannot predict whether Sanmina will be able to produce MedGem and BodyGem at acceptable cost and quantity levels, and in a timely manner. In particular, Sanmina may not be able to improve or maintain the efficiency and quality of its services when it is required to manufacture larger quantities of our health monitoring devices or meet FDA or other regulatory requirements. If Sanmina is unable to meet our requirements, we may be unable to cost effectively provide our customers with sufficient quantities of MedGem and BodyGem devices on a timely basis and our devices may contain defects. If there is any problem with Sanmina's services, our reputation and brand may suffer. We may also lose current and prospective customers and experience a higher rate of product returns due to manufacturing issues, which would harm our revenues and profitability.

        Our agreement with Sanmina terminates in April 2004 and may be terminated by Sanmina with cause with 60 days notice. If Sanmina were to stop manufacturing our device, we may be unable to replace the lost manufacturing capacity on a timely or cost-effective basis, and we could suffer significant disruption in operations, delays in product shipments, a decrease in revenues and an increase in costs. If Sanmina were to seek to change the terms under which they manufacture and assemble for us, our manufacturing and assembly costs could increase and our profitability could suffer.

        We also outsource our inventory management, warehousing and order fulfillment process to Sienna Corporation, based in San Jose, California, under an agreement signed in March 2002. If Sienna does not perform our inventory management, warehousing and order fulfillment functions adequately, product shipments could be delayed and our customer relationships could be harmed. In addition, the loss of Sienna's services would cause a significant disruption in operations and delays in product shipments and would harm our financial results while we obtained a replacement distribution logistics subcontractor.

We purchase one of our key components, an oxygen sensor, from a sole source. If this source fails to satisfy our supply requirements on a timely basis, we may lose sales and experience increased component costs and our customer relationships may be harmed.

        We currently purchase the oxygen sensor component of our health monitoring devices from a sole source, Sensors for Medicine and Science, Inc. If we are unable to obtain a sufficient supply of oxygen sensors from this source, or if we experience any interruption in the supply of this component, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternate components. For example, we had to modify the original design of MedGem and BodyGem as a result of our inability to obtain adequate supplies of capacitors that the design required. Any resulting delays or reductions in product shipments could affect our ability to meet scheduled product deliveries to customers, damage customer relationships and limit our ability to enter into new customer relationships. We may also be subject to increases in component costs, which would adversely affect our gross margins.

Our health monitoring devices and our software products may contain unknown errors or defects, which could result in rejection of our products and damage to our reputation, as well as lost revenues, diverted development resources and increased service costs and warranty claims.

        Our MedGem and BodyGem devices and our nutrition and weight management software products incorporate complex technologies. In the future, we must develop our hardware and software products quickly to keep pace with the rapidly changing requirements of our customers. Products as complex as ours can contain undetected errors or defects, especially when first introduced or when new models or versions are released. For instance, in July 2001 we discovered a defect in BodyGem related to our oxygen sensor calibration algorithm and stopped shipment of BodyGem. We spent four months working to correct the defect, and in November 2001 we shipped replacement devices to all of our customers and resumed shipments of the device. We estimate that the direct cost to correct this defect was approximately $187,000. We also suffered damage to our reputation, lost revenues and had to divert development resources. If any of our products in the future contain errors or defects, it could result in product recalls, the rejection of our products, damage to our reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty claims. Any of these results could harm our business.

If we fail to maintain necessary FDA or other regulatory clearance for the marketing and sale of MedGem or if we fail to obtain or maintain necessary FDA or other regulatory clearance or approvals for the marketing and sale of any other medical devices that we may develop in the future, or if clearances or approvals are delayed, we will be unable to commercially distribute and market those medical devices in the United States or abroad.

        MedGem is a medical device that is subject to extensive regulation in the United States and in foreign countries where we do business. In January 2002, we obtained FDA clearance through the premarket notification provisions of Section 510(k) of the Federal Food, Drug and Cosmetic Act to market MedGem for the measurement of oxygen consumption in clinical and research applications. The FDA also allows our device to display resting metabolic rate, which the device calculates from the measurement of oxygen consumption and an internal device algorithm. We are also in the process of obtaining CE Marking approval and various other international approvals in order to commercially distribute our products in new international markets, as more fully described in "Business—Government Regulation—International Regulation." We may no longer be able to sell MedGem if safety or effectiveness problems develop. Furthermore, unless an exemption applies, before we can sell a new medical device in the United States, we must obtain either 510(k) clearance or premarket approval from the FDA. Complying with the FDA and other regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties. The FDA's

510(k) clearance process usually takes from three to twelve months after the date we submit the application and it is received and filed by the FDA, but may take significantly longer. The alternative premarket approval process is much more costly, lengthy and uncertain. It generally takes from one to three years after we submit the application and it is received and filed by the FDA or even longer. We may not be able to obtain additional clearances in a timely fashion, or at all. Delays in obtaining domestic and foreign regulatory clearances or approvals, if required, could adversely affect our revenues and profitability. Noncompliance with applicable regulatory requirements can result in enforcement action, which may include recalling products, ceasing product marketing and paying significant fines and penalties, which could limit product sales, delay product shipment and adversely affect our profitability. Please see "Business—Government Regulation" for a more detailed discussion of the regulations that govern our medical devices and industry.

Modifications to MedGem may require a new 510(k) clearance or premarket approval or require us to cease marketing or recall the modified device until these clearances or approvals are obtained.

        Although we have not modified any aspect of MedGem since receiving our FDA 510(k) clearance in January 2002, we may make modifications to MedGem in the future. Any modification to an FDA cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new FDA 510(k) clearance. While the manufacturer makes this determination in the first instance, the FDA can review any such decision and may disagree with a decision not to seek new clearance and require a new 510(k) clearance. In addition, the FDA may impose significant regulatory fines or penalties for marketing the modified product. If we need to seek 510(k) clearance for any modifications to a previously cleared product, we may be required to cease marketing until we obtain this clearance.

If our third-party manufacturer or we fail to comply with the FDA's Quality System regulation with respect to MedGem and any other medical devices that we may produce in the future, our manufacturing operations could be delayed, and our MedGem product sales and our profitability could suffer.

        The manufacturing processes used by Sanmina-SCI Corporation, the third-party manufacturer of our devices, are required to comply with the FDA's Quality System regulation, which covers the methods and documentation of the testing, production, control, quality assurance, labeling, packaging, complaint-handling, storage and shipping of MedGem. The FDA's Quality System regulation will also cover any other medical devices that we or our contract manufacturer may produce in the future. The FDA enforces the Quality System regulation through periodic inspections, some of which may be unannounced, which we have yet to undergo. If our third-party manufacturer or we fail a Quality System inspection, our operations could be disrupted and our manufacturing delayed. If we, or our third-party manufacturer, fail to comply with the Quality System regulations, we or our third-party manufacturer could face various enforcement actions, which could include a shutdown of the manufacturing line at our third-party manufacturer and a recall of our products, which would cause our product sales and profitability to suffer. Furthermore, our key component suppliers must also remain in compliance with applicable regulatory requirements. If our third-party manufacturer or component suppliers do not conform to applicable regulations, we may be required to find alternative manufacturers or component suppliers, which could be a long and costly process and which could significantly harm our ability to deliver products to our customers on a timely basis.

Our MedGem device and any other medical devices that we may produce in the future are subject to product recalls even after receiving FDA clearance or approval. Product recalls would harm our reputation and result in increased costs, either of which could harm our operating results.

        The FDA and similar governmental authorities in other countries have the authority to require the recall of our medical products in the event of material deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. Any recall of a product would divert managerial and financial resources, harm our reputation with customers and harm our operating results.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.

        We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, license agreements, confidentiality agreements and other measures to protect our proprietary technology and intellectual property. Our success will depend in part on our ability to maintain existing intellectual property and to obtain and maintain further intellectual property protection for our products, in the United States and in other countries. We have eleven issued United States patents, eight issued foreign patents and 88 pending United States and foreign patent applications. We also have exclusive licenses to patents and other intellectual property rights of the companies that supply us with the oxygen sensor and the air flow application specific integrated circuits used in MedGem and BodyGem. Subject to our payment of minimum royalties, the licenses provide us with rights to use the patented technology in the field of our products for the life of the patents. We intend to rely on our portfolio of issued patents and pending patent applications in the United States and in other countries and our patent licenses to protect a portion of our intellectual property and our competitive position. However, our patents and any licensed patents may not protect or address critical aspects of the technology incorporated in our present and future products. Moreover, intellectual property laws and legal agreements afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patents and the patents that we license may be challenged, invalidated or circumvented by third-parties, and these patents may not be sufficiently broad to prevent third parties from producing competing products similar in design to our products. Our patent applications, including those already allowed and those patent applications covered under licenses, may not be issued as patents in a form that will be advantageous to us.

        In addition, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by our employees, consultants, partners or other persons. Our confidentiality agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information and adequate remedies may not exist if unauthorized use or disclosure were to occur. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Even if our intellectual property rights are adequately protected, litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and result in a substantial diversion of management attention. If our intellectual property is not adequately protected, our competitors could use our intellectual property to enhance their products. This could harm our competitive position, decrease our market share or otherwise harm our business.

If we infringe the patents or proprietary rights of other parties, our ability to grow our business will be severely limited.

        Extensive litigation and related administrative proceedings regarding disputes over patents and other intellectual property rights are common in the medical device and software industries. In addition, major medical device companies have used litigation against emerging growth companies as a means of gaining a competitive advantage. Although we have not been sued for infringement of another party's patent in the past, we may be the subject of patent or other litigation in the future. From time to time, we may receive letters from third parties drawing our attention to their patent rights. Third-parties may claim that we are using their patented inventions and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive to defend and conduct and would also consume and divert a significant amount of time and attention of our management. A court may decide that we are infringing a third-party's patents and may order us to cease the infringing activity. An adverse determination could put our patents at risk of being invalidated or interpreted narrowly or require us to seek licenses from third-parties. Licenses may not be available on commercially reasonable terms or at all, in which event, our business would be significantly harmed. The court could also order us to pay damages for the infringement. These damages could be substantial and could harm our business, financial condition and operating results. While we do not believe that we infringe any valid and enforceable rights that have been brought to our attention, there may be other more pertinent rights of which we are presently unaware.

We license or sublicense key technology from third-parties. If necessary licenses or sublicenses of technology are terminated or become unavailable or too expensive, or if licensors or sublicensors fail to prosecute and enforce patents licensed to us, our competitive position and our product offering will suffer.

        We license or sublicense from third-party suppliers several key technologies incorporated or to be incorporated in our health monitoring devices, such as oxygen sensor technology from Sensors for Medicine and Science and air flow application specific integrated circuits from ndd Medizintechnik AG. We do not own the patents that underlie these licenses or sublicenses. We may be required to license or sublicense technology from other third-party suppliers to enable us to develop new products or to modify our existing products. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to our licensors' valid and enforceable ownership of the underlying technology as well as their abiding by the terms of those licenses. Moreover, because oxygen sensor and other technologies that are important to our health monitoring devices are sublicensed to us, our rights to use these technologies and employ the inventions claimed in the sublicensed patents are subject to our or our sublicensor abiding by the terms of their agreement with the original licensor. In addition, we do not control the prosecution of the patents to which we hold licenses or sublicenses. In many cases we do not control the strategy for determining when any patents to which we hold licenses should be enforced. Instead, we rely upon our licensors to determine the appropriate strategy for prosecuting and enforcing those patents. We may face competition in our attempts to renew or obtain new licenses, which may result in increased costs, limited or nonexclusive rights or our inability to renew or obtain licenses. If we are unable to renew or obtain any license that we need, if any license is terminated, or if the underlying patents to our licenses are declared invalid or are otherwise impaired, we could be required to obtain substitute technology of lower quality or at greater cost, which could seriously impair our ability to sell our products and harm our operating results.

If we lose our key personnel or are unable to attract and retain additional key personnel and scientific staff, we may be unable to pursue business opportunities or develop new products.

        Our future success depends in large part upon attracting and retaining key technical, sales, marketing and senior management personnel. The loss of the services of any of our key employees, particularly if lost to competitors, may significantly delay or prevent the achievement of our product development and other business objectives and may adversely affect our strategic direction. In particular, the services of James Mault, our chief executive officer, and Noel Johnson, our president and chief operating officer, would be difficult to replace. Our employees may terminate their employment with us at any time. In addition, other than a policy we have obtained for Dr. Mault, we do not maintain key person life insurance for any of our personnel. Our future success will also depend on our ability to identify, recruit, train and retain additional qualified and skilled personnel. Despite the downturn in the economy, there are a limited number of qualified technical, sales, marketing and senior management personnel and there is significant competition for these personnel, especially in Silicon Valley where our research and development facility is located. We may be unable to attract and retain personnel with the qualifications necessary for the further development of our business. We have in the past experienced difficulty in recruiting and retaining personnel with appropriate qualifications, particularly in technical areas. If we fail to attract and retain personnel, particularly management and technical personnel, we may not be able to execute on our business plan.

We expect to grow rapidly, and our failure to effectively manage this growth could harm our business.

        We intend to expand our operations and pursue market opportunities domestically and internationally to grow our customer base. To accommodate anticipated growth and expansion, we will be required to:

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  manage our existing relationships and enter into new relationships with suppliers, distributors, customers and other service providers;

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  improve existing and implement new operational, financial and managerial systems, procedures and controls;

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  manage multiple, concurrent product development projects; and

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  hire, train, manage, motivate and retain qualified personnel, particularly for research and development and sales and marketing.

        These measures will place a significant burden on our management and internal resources and may increase our costs and decrease our margins. Moreover, if we cannot scale our business appropriately or otherwise adapt to anticipated growth and new product introductions, our business will suffer.

Our business exposes us to risks of product liability claims, and we may incur substantial expenses that exceed our insurance coverage if we are sued for product liability.

        Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of health monitoring products. For example, our products may generate a false measurement, or false reports based on those measurements, which may then be incorrectly used as a basis for medical care or weight management. We may be held liable if any product we develop or any product that uses or incorporates any of our technologies causes injury or is otherwise found unsuitable. While we have product liability insurance, it may not be sufficient in amount or scope to provide us with adequate coverage against all potential liabilities, and we may not be able to maintain or increase this insurance as necessary, either cost-effectively or at all. A product liability claim in excess of our insurance coverage would have to be paid out of cash reserves and would harm our reputation in the industry. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and damage to our reputation. These costs would have the effect of increasing our expenses and could harm our business.

We may have warranty claims that exceed our reserves.

        BodyGem and MedGem carry up to a 15 month warranty against defects in materials and workmanship. Under our product warranty, we replaced approximately 100 BodyGem devices during 2001 to correct an algorithm defect. We have established reserves for the liability associated with product warranties. However, any unforeseen warranty claims could adversely affect our operating results.

We face risks related to our international operations, including the need to obtain necessary foreign regulatory clearance or approvals.

        We have committed resources to expanding our international sales channels. Our efforts to expand and develop international sales channels may not be successful. Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. We are in the process of obtaining CE Marking approval and various other international approvals in order to commercially distribute our products in new international markets. In addition, exports of medical devices from the United States are regulated by the FDA. Complying with international regulatory requirements can be an expensive, time-consuming process and approval is not certain. The time required to obtain clearances or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such clearances or approvals may differ from FDA requirements. We may be unable to obtain regulatory clearances or approvals in other countries. We may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals. If we experience delays in receipt of necessary clearances or approvals to market our products outside the United States, or if we fail to receive those clearances or approvals, we may be unable to market our products or enhancements in international markets in a timely manner, if at all. International sales are subject to a number of risks, including:

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  export license requirements, tariffs and taxes and other barriers;

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  longer payment cycles;

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  difficulties in collecting accounts receivable;

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  currency fluctuations;

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  difficulties in staffing and managing international operations; and

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  political and economic instability.

        We do not know if foreign markets for our products will develop.

Failure to raise additional capital or to generate the significant capital necessary to expand our operations and invest in new products and technologies could reduce our ability to compete and to take advantage of market opportunities and could result in lower revenues.

        We expect to expend significant capital to develop products and technologies and expand our operations. These initiatives may require us to raise additional capital from public and private stock offerings, borrowings under lease lines, lines of credit or other sources. Although we believe that the net proceeds from this offering, our cash reserves and any cash flows from operations should be sufficient to fund our working capital and capital expenditure needs for at least the next twelve months, we may consume available resources more rapidly than anticipated. Our limiting operating history makes it difficult to predict whether these funds will be sufficient to finance our anticipated requirements. We may need to raise additional funds if our estimates of revenues or if our working capital or capital expenditure requirements change or prove inaccurate, if we are required to respond to unforeseen technological or marketing hurdles or if we choose to take advantage of unanticipated opportunities.

        We may not be able to raise additional funds when needed, or on acceptable terms, or at all. If adequate funds are not available on a timely basis, we may not be able to, among other things:

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  develop, enhance or commercialize our products and technologies;

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  acquire new technologies, products or businesses;

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  expand our operations, in the United States or internationally;

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  hire, train and retain employees; or

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  respond to competitive pressures or unanticipated capital requirements.

        Our failure to do any of these things could result in lower revenues and could seriously harm our business. Moreover, if additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders would be reduced and the value of their investments might decline. In addition, any new securities issued might have rights, preferences or privileges senior to those of the securities held by stockholders. If we raise additional funds through the issuance of debt, we might become subject to restrictive covenants or we may subject our assets to security interests.

Most of our research, development and product engineering operations directed to our health monitoring devices are currently conducted at a single location in California, and a disaster at this facility could result in a prolonged interruption of our business.

        We currently conduct most of our scientific, product engineering and research and development activities directed to our health monitoring devices at a single location in Los Gatos, California, near known earthquake fault zones. We have taken precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, a natural disaster, such as an earthquake, fire or flood, could cause substantial delays in our operations, cause us to incur additional expenses and damage or destroy equipment and inventory. Our insurance may not be adequate to cover our losses in any particular case. In addition, our health monitoring devices are assembled at a single facility of Sanmina-SCI Corporation and are distributed from Sienna Corporation's distribution facilities, both of which are located in San Jose, California. Our disposables are also produced at a single facility located in San Jose, California. These facilities are subject to the same risk of loss due to earthquake, fire, flood or other natural disaster.

Acquisitions of new companies or technologies may result in disruptions to our business and strain management resources due to difficulties in assimilating personnel and operations.

        Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, we may in the future acquire third-party businesses, products or technologies instead of developing them ourselves. We do not know whether we will be able to complete any acquisitions, whether any acquisition would prove beneficial to us, or whether we will be able to successfully assimilate the operations, products and personnel of the acquired business and train, retain and motivate key personnel from the acquired business. In addition, certain acquisitions may not prove to be successful to our business. For example, in April 2001, we acquired Baby-C, Inc., a company which distributed educational information and sample products to the child care market. In the fourth quarter of 2001 we made the decision to discontinue the operations of Baby-C. Acquisitions, and integrating any business, product or technology we acquire, could be expensive and time consuming, disrupt our ongoing business and distract our management and other key personnel. If we are unable to integrate any acquired entities, products or technologies effectively, our business will suffer. The issuance of equity securities for any acquisition could be substantially dilutive to our stockholders. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

If the security of our website is compromised, our reputation could suffer and customers may not be willing to use our Internet services, which could cause our revenues to decline.

        We retain confidential patient and client information that is logged using our software products through the Internet. Despite our efforts to protect the integrity of our healthetech.com site, a party may be able to circumvent our security measures and could misappropriate personal information or cause interruptions in our operations and damage our reputation. Any such action could decrease the willingness of our customers and end-users to use our online services. We may be required to spend significant amounts and allocate other resources to protect against security breaches or to alleviate problems caused by these breaches. In addition, we may be subject to laws regarding the confidentiality of patient and client information. Violations of these laws may result in fines or other criminal or civil penalties, which could adversely affect our operating results and harm our business.

Risks Related to Our Industry

The expense of using our products may not be subject to reimbursement by Medicare, Medicaid or third-party payors, such as health insurance companies. Even if a procedure including our products may be covered, any adverse changes in reimbursement procedures by Medicare, Medicaid or other third-party payors for procedures that include our products may limit our ability to market and sell MedGem.

        Healthcare providers generally receive reimbursement from third-party payors, principally private insurance companies, Medicare and Medicaid, for the cost of services rendered to their patients. Over time, health care providers could expect to receive reimbursement for procedures using medical devices sufficient to cover the initial cost of the medical devices, such as MedGem. However, the use of our products is not currently expressly approved for reimbursement by third-party payors for all medical uses. However, we believe that the cost of some of the services or procedures in which our devices may be used may be eligible for third-party reimbursements. For example, in January 2002, the Centers for Medicare and Medicaid Services approved the use of Medicare reimbursement codes for registered dietitians who provide medical nutrition therapy, which includes nutritional diagnosis, therapy and counseling, for purposes of managing diabetes or kidney disease. However, reimbursement for medical procedures is subject to substantial restriction and scrutiny both in the United States and in international markets. Because MedGem did not receive FDA clearance until January 2002 and we did not commence shipment until the end of January 2002, MedGem has not been available long enough for us to evaluate the success that healthcare providers will have in securing reimbursement for its use. Moreover, Medicare and other third-party payors are increasingly scrutinizing whether to cover new procedures and the level of reimbursement for covered services. Third-party reimbursement and coverage for services including MedGem measurements may not be available or adequate in either the United States or international markets. Future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for our products or our ability to sell our products on a profitable basis. The lack of third-party payor coverage or the inadequacy of reimbursement could reduce our revenues and harm our operating results.

        International market acceptance of health monitoring devices may depend, in part, upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international reimbursement approvals may negatively impact market acceptance of our products in the international markets in which those approvals are sought.

If we fail to develop and introduce new products and services rapidly and successfully, we will not be able to compete effectively and our ability to generate revenues will suffer.

        The markets for medical devices and software are subject to rapid technological innovation. Our future success depends on our ability to develop and introduce new or enhanced products that satisfy the needs of our end-user customers, and obtain regulatory clearance or approval on those products, if needed. The development of new products and services can be very difficult and requires high levels of innovation and research and development expenditures. The development process is also lengthy and costly. If we fail to anticipate our end users' needs and technological trends accurately or are otherwise unable to complete the development of products and services quickly, we will be unable to introduce new products and services into the market on a timely basis, if at all. For example, our current MedGem and BodyGem devices took several years to develop. In addition, our software products will require periodic updates to remain competitive in the market. If we are unsuccessful at developing and introducing new products, software and services that are appealing to end users, we would not be able to compete effectively, our ability to generate revenues would suffer and our business and operating results would be seriously harmed.

We face competition from competitors with greater resources, and competition from personal health technology companies and fitness, nutrition and weight management software companies could increase, which may make it more difficult for us to achieve any significant market penetration.

        The markets for our products are competitive and subject to rapid technological change. Certain of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, sales, distribution and other resources than we do. These competitors may, among other things, be able to undertake more extensive research and development, adopt more aggressive marketing and pricing strategies, obtain more favorable pricing from suppliers and manufacturers and make more attractive offers to distribution partners than we can. In addition, some healthcare professionals and wellness advisors will continue to use existing methodologies, such as the Harris-Benedict equation and other formulas used to estimate metabolic rate, to derive metabolic rate estimates.

        Our current and potential competitors include:

  •
  companies that develop, manufacture or market metabolic carts and other devices traditionally used to derive metabolic rates, such as SensorMedics Corporation, a subsidiary of VIASYS Healthcare, Medical Graphics Corporation and Puritan Bennett Ltd., a subsidiary of Tyco International;

  •
  companies that develop, manufacture or market more portable metabolic monitors, such as KORR Medical Technologies, Medical Graphics Corporation, SensorMedics Corporation, a subsidiary of VIASYS Healthcare, P.K. Morgan Ltd. and COSMED S.r.l.; and

  •
  companies with significant expertise and resources in developing software applications that track nutritional and caloric information and are targeted at consumers, such as DietMaster Systems, Inc., NutriCounter, Inc. and Vivonic.

        In addition we may also compete with pharmaceutical companies, commercial weight management companies, producers of fitness products and equipment, and other providers of alternative solutions to weight management and fitness. New or different products or methods of weight management, fitness and nutrition monitoring are continually being introduced. If any of our competitors were to become the industry standard or were to enter into or expand relationships with significantly larger companies through mergers, acquisitions or otherwise, our business and operating results could be significantly harmed. We may not be able to successfully compete against the numerous companies in our target markets.

Risks Related to this Offering

We expect to experience volatility in our stock price, which could negatively affect your investment.

        Before this offering, there has been no public market for shares of our common stock. An active public trading market may not develop following completion of this offering or, if developed, may not be sustained. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. Moreover, if you purchase our common stock in this offering, you will pay a price that was not established in a competitive market. The price of the shares of common stock sold in this offering will be determined by negotiation between the underwriters and us, and may not be indicative of prices that will prevail in the trading market. The price of our common stock that will prevail in the market may be lower than the price you pay. Please see "Underwriting" for a more detailed discussion regarding our arrangement with the underwriters and the factors considered in setting the initial public offering price.

        The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

  •
  quarterly variations in our or our competitors' results of operations;

  •
  volume and timing of orders for our products;

  •
  our ability to develop, obtain and maintain regulatory clearance for, and market, new and enhanced products on a timely basis;

  •
  the announcement of new products or product enhancements by us or our competitors;

  •
  announcements of technological or medical innovations affecting our business;

  •
  product liability claims or other litigation;

  •
  changes in governmental regulations or in the status of our regulatory clearances or applications;

  •
  changes in the availability of third-party reimbursement in the United States or other countries;

  •
  changes in earnings estimates or recommendations by securities analysts; and

  •
  general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

        In addition, the stock market in general, and the market for medical device companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. As a result, you may be unable to sell your common stock at or above the offering price.

        In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. The risk is especially acute for us because medical device companies have experienced significant share price volatility in recent years. As a result, we may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business.

The large number of shares eligible for public sale after this offering could cause our stock price to decline.

        Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares are held by a small number of stockholders. Sales of a substantial number of shares after this offering could significantly reduce the market price of our common stock. In addition, the perception that our current stockholders might sell common stock could depress the trading price of the common stock. Sales of our shares, and the possibility of these sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we consider appropriate. Substantially all of our stockholders have entered into the lock-up agreements described in "Underwriting."

        After this offering, the holders of approximately 14,401,138 shares of common stock, including shares issued upon conversion of our preferred stock and upon exercise of an outstanding warrant to purchase 266,666 shares that expires upon the completion of this offering if unexercised, which will represent approximately 74.0% of our outstanding shares after completion of this offering, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Substantially all holders with registration rights have agreed not to exercise their registration rights until 180 days following the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. Credit Suisse First Boston Corporation has agreed to not give such consent without the prior approval of UBS Warburg LLC. In addition, after this offering, we intend to register all common stock that we may issue under our stock option plans and employee stock purchase plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in "Underwriting." If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see "Shares Eligible for Future Sale" for a description of sales that may occur in the future.

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

        Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in total, approximately 50.8% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. They could dictate the management of our business and affairs. This concentration of control could disadvantage other stockholders with interests different from those of our officers, directors and principal stockholders. For example, our officers, directors and principal stockholders could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, this significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Please see "Principal and Selling Stockholders" for a more detailed description of our share ownership.

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

        We will have broad discretion in how we use the proceeds from this offering, and we may spend these proceeds in ways that do not improve our operating results or increase the value of your investment. You may not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding how to use the proceeds from this offering.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $5.33 in net tangible book value per share from the price you paid, based on an assumed initial offering price of $7.50 per share. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you may experience immediately after this offering, please see "Dilution."

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could prevent a change in our control, even if a change in control would be beneficial to our stockholders.

        Provisions of our amended and restated certificate of incorporation and bylaws and of Delaware law could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our stockholders. These provisions also may prevent changes in our management. These and other provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions. For a further description of anti-takeover provisions in our charter documents and Delaware law, please see "Description of Capital Stock—Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions."

We do not intend to pay dividends on our common stock.

        We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

USE OF PROCEEDS

        We expect to receive net proceeds from the sale of the 4,000,000 shares of common stock of approximately $26.4 million, or approximately $29.7 million if the underwriters' over-allotment option is exercised in full, at an assumed initial public offering price of $7.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of our common stock by the selling stockholder in connection with the exercise of the over-allotment option.

        We currently plan to use the net proceeds of this offering as follows:

  •
  approximately $10.0 million to expand our corporate infrastructure and customer support capabilities;

  •
  approximately $10.0 million to continue our research and development of new and existing products;

  •
  approximately $1.75 million as partial payment to Dr. James Mault, our chairman and chief executive officer, for the assignment of patent rights, as more fully described in "Certain Transactions"; and

  •
  the remainder for general corporate purposes and working capital needs.

        In addition, we may use a portion of the net proceeds to make strategic acquisitions of other companies, technology or products that complement our business or to enter into strategic relationships with other parties. However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. The amounts actually expended for these purposes may vary significantly and will depend upon a number of factors, including the amount of our future revenues and expenses and other factors described under "Risk Factors." Pending use of the net proceeds of this offering, we intend to invest the net proceeds generally in short-term, interest-bearing securities.

        The principal purposes of this offering are to raise capital and increase our financial flexibility, to provide a public market for our common stock and to facilitate access to public equity markets. As of the date of this prospectus, we cannot specify with certainty, other than with respect to the acquisition of the patent rights from Dr. Mault, all of the particular uses for the net proceeds we will have upon completion of this offering or the specific amounts that may be allocated to those uses. Our management will have significant discretion and flexibility in applying the net proceeds from this offering.

DIVIDEND POLICY

        Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors our board of directors deems relevant, including our financial condition, operating results, current and anticipated cash needs, and plans for expansion. We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2002:

  •
  on an actual basis;

  •
  on a pro forma basis giving effect to (1) the exercise of a warrant outstanding as of March 31, 2002 to purchase 266,666 shares of common stock at an exercise price of $1.03 per share which expires upon the completion of this offering if unexercised; (2) the repurchase of 133,333 shares of Series B preferred stock for a price of $6.53 per share upon the completion of this offering; and (3) the conversion of all issued and outstanding shares of preferred stock into common stock; and

  •
  on a pro forma as adjusted basis to reflect the sale of the shares of common stock in this offering at an assumed initial public offering price of $7.50 per share after deducting estimated underwriting discounts and commissions and estimated expenses of this offering payable by us.

        You should read this table in conjunction with our consolidated financial statements and the related notes, included elsewhere in this prospectus.

	As of March 31, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except share data)
Cash and cash equivalents	$11,973	$11,378	$37,777

Stockholders' equity:
Preferred stock, $0.001 par value; 8,200,000 shares authorized; 8,007,959 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	$55,053	$—	$—
Common stock, $0.001 par value; 100,000,000 shares authorized, 7,312,220 shares issued and outstanding, actual; 15,453,512 shares issued and outstanding, pro forma; 19,453,512 shares issued and outstanding, pro forma as adjusted	7	15	19
Deferred stock compensation	(3,240)	(3,240)	(3,240)
Additional paid-in capital	17,415	71,864	98,260
Accumulated deficit	(51,251)	(51,251)	(51,251)

Total stockholders' equity	17,984	17,388	43,788

Total capitalization	$17,984	$17,388	$43,788

        The table excludes:

  •
  2,350,510 shares of common stock issuable upon exercise of options outstanding under our 1998 Stock Plan as of March 31, 2002 at a weighted average exercise price of $2.06 per share;

  •
  1,443,394 shares of common stock available for future grant under our 1998 Stock Plan as of March 31, 2002;

  •
  4,466,666 shares of common stock available for issuance in the aggregate under the 2002 Stock Plan, the 2002 Director Option Plan and the Employee Stock Purchase Plan immediately following this offering;

  •
  8,512 shares of common stock issuable upon exercise of options outstanding as of March 31, 2002 outside of our 1998 Stock Plan at a weighted average exercise price of $4.58 per share;

  •
  171,849 shares of common stock issuable at an exercise price of $7.50 per share upon exercise of a warrant which becomes exercisable upon the occurrence of specified events as more fully described in "Description of Capital Stock—Warrants"; and

  •
  shares issuable upon exercise of a warrant to purchase an aggregate number of shares of common stock equal to 10% of the total number of shares of common stock outstanding immediately prior to the closing of this offering, assuming the exercise of all stock options and warrants and the conversion of all preferred stock, in each case outstanding immediately prior to the closing of this offering, which we have agreed to issue upon the closing of this offering. The estimated value of the warrant at the date of issuance was $2,400,000, as determined using the Black-Scholes option pricing model assuming no dividends, 50% volatility, risk free interest rates of 4.0% and expected lives ranging from three to eighteen months. Please see "Description of Capital Stock—Warrants" for a more detailed description of our obligation to issue this warrant.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

        Investors participating in this offering will incur immediate and substantial dilution. The pro forma net tangible book value of our common stock as of March 31, 2002 was $15.9 million, or $1.03 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after assuming the exercise of a warrant to purchase 266,666 shares of common stock outstanding as of March 31, 2002, which expires upon the completion of this offering if unexercised, the repurchase of 133,333 shares of our Series B preferred stock for a price of $6.53 per share upon the completion of this offering, and the conversion of all issued and outstanding preferred stock into common stock. Assuming our sale of common stock offered by this prospectus at an assumed initial public offering price of $7.50 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2002 would have been $42.3 million, or $2.17 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.14 per share to existing stockholders and an immediate dilution of $5.33 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share		$7.50
Pro forma net tangible book value per share at March 31, 2002	$1.03
Increase per share attributable to new investors	$1.14

Pro forma as adjusted net tangible book value per share after this offering		$2.17

Dilution per share to new investors		$5.33

        The following table sets forth on a pro forma as adjusted basis, as of March 31, 2002, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing holders of common stock and preferred stock convertible into common stock and by the new investors, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total Consideration
					Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	15,453,512	79.4%	$68,639,287	69.6%	$4.44
New investors	4,000,000	20.6%	$30,000,000	30.4%	$7.50

Total	19,453,512	100.0%	$98,639,287	100.0%

        The foregoing discussion and tables exclude:

  •
  2,350,510 shares of common stock issuable upon exercise of options outstanding under our 1998 Stock Plan as of March 31, 2002 at a weighted average exercise price of $2.06 per share and 8,512 shares of common stock issuable upon exercise of options outstanding as of March 31, 2002 outside of our 1998 Stock Plan at a weighted average exercise price of $4.58 per share; (the inclusion of which would result in additional dilution to new investors purchasing common stock in this offering of $0.01 per share, based on pro forma as adjusted net tangible book value per share of $2.16);

  •
  1,443,394 shares of common stock available for future grant under our 1998 Stock Plan as of March 31, 2002;

  •
  4,466,666 shares of common stock available for issuance in the aggregate under the 2002 Stock Plan, the 2002 Director Option Plan and the Employee Stock Purchase Plan immediately following this offering;

  •
  171,849 shares of common stock issuable at an exercise price of $7.50 per share upon exercise of a warrant which becomes exercisable upon the occurrence of specified events as more fully described in "Description of Capital Stock—Warrants"; and

  •
  shares issuable upon exercise of a warrant to purchase an aggregate number of shares of common stock equal to 10% of the total number of shares of common stock outstanding immediately prior to the closing of this offering, assuming the exercise of all stock options and warrants and the conversion of all preferred stock, in each case outstanding immediately prior to the closing of this offering, which we have agreed to issue upon the closing of this offering. Please see "Description of Capital Stock—Warrants" for a more detailed description of our obligation to issue this warrant.

        To the extent any of these options or warrants are exercised or any of these shares are issued, there will be further dilution to new investors.

        If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors increases to 4,600,000, or 23.1% of the total common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except share and per share data)

        You should read the selected consolidated financial data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1999, 2000 and 2001 and the consolidated balance sheets data at December 31, 2000 and 2001 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the period from inception to December 31, 1998 and the consolidated balance sheet data as of December 31, 1998 and 1999 are derived from, and are qualified by reference to, audited consolidated financial statements not appearing in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2001 and 2002 and the March 31, 2002 consolidated balance sheet data have been derived from the unaudited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

					Three Months Ended March 31,
	Inception (February 1998) to December 31, 1998	Fiscal Year Ending December 31,
		1999	2000	2001	2001	2002
Consolidated Statements of Operations Data:
Revenues:
Product sales	$—	$—	$—	$1,314	$111	$2,018
Software and other	—	300	484	1,379	542	337

Total revenues	—	300	484	2,693	653	2,355

Cost of revenues:
Product sales, including $33, $0, and $1 of stock-based compensation expense for the periods ended December 31, 2001 and March 31, 2001 and 2002, respectively	—	—	—	4,817	329	1,666
Software and other	—	—	56	335	158	218

Total cost of revenues	—	—	56	5,152	487	1,884

Gross profit	$—	$300	$428	$(2,459)	$166	$471

Operating expenses:
Research and development, including $91, $0 and $63 of stock-based compensation expense for the periods ended December 31, 2001 and March 31, 2001 and 2002, respectively	218	1,822	9,177	6,160	1,679	1,498
Selling, general and administrative, including $76, $0 and $524 of stock-based compensation expense for the periods ended December 31, 2001 and March 31, 2001 and 2002, respectively	172	419	5,227	11,098	2,574	2,907
Impairment of intangible assets	—	—	—	493	—	—

Total operating expenses	390	2,241	14,404	17,751	4,253	4,405

Loss from operations	(390)	(1,941)	(13,975)	(20,210)	(4,087)	(3,934)

Interest income and interest expense, net	3	(41)	250	488	43	72

Loss from continuing operations	(387)	(1,982)	(13,725)	(19,722)	(4,044)	(3,862)
Loss from discontinued operations, including $46 of stock-based compensation expense for the period ended December 31, 2001	—	—	—	(11,572)	—	—

Net loss	$(387)	$(1,982)	$(13,725)	$(31,294)	$(4,044)	$(3,862)

Loss per common share:
Basic and diluted loss per common share:
Continuing operations	$(0.10)	$(0.41)	$(2.49)	$(2.87)	$(0.69)	$(0.53)
Discontinued operations	—	—	—	(1.69)	—	—

Net loss	$(0.10)	$(0.41)	$(2.49)	$(4.56)	$(0.69)	$(0.53)

Basic and diluted weighted average number of shares outstanding	4,039,995	4,839,987	5,520,719	6,868,852	5,839,600	7,307,911

	December 31,
					March 31, 2002
	1998	1999	2000	2001
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	$209	$135	$4,707	$12,898	$11,973
Working capital	135	128	2,971	12,266	11,659
Total assets	477	626	11,870	25,576	25,124
Long-term note payable to related party	190	130	70	10	—
Total liabilities	264	267	3,795	7,241	7,140
Total stockholders' equity	213	359	8,074	18,335	17,984

        See note 1 of the notes to our consolidated financial statements for an explanation of the determination of the basic and diluted weighted average number of shares outstanding used to compute net loss per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

        HealtheTech, Inc. was incorporated in Delaware in February 1998. We design, develop and market technologically advanced and proprietary handheld medical devices and software for the measurement and monitoring of important health parameters.

        Since our inception, our principal activities have involved developing our products, forming distributor and strategic partner relationships, and more recently, marketing our initial products. We received FDA 510(k) clearance in January 2002 to market MedGem for the measurement of oxygen uptake in clinical and research applications. BodyGem, which we promote for non-medical weight management applications, was introduced on a limited basis in February 2001, with a full-scale commercial launch in November 2001. Our BalanceLog software application, which can be used as a stand-alone weight management program or in conjunction with BodyGem, was commercially launched in November 2001.

        We derive revenues from the sale of our health monitoring devices, our single-use disposables and our software products. We anticipate that our revenues will be generated primarily through strategic partnerships and distribution alliances. Our sales strategy is to establish relationships with at least one large, prominent company in each channel that already possesses the sales, marketing and distribution capabilities needed to reach our end users. We currently have alliances with HEALTHSOUTH Corporation and VIASYS Healthcare Inc. for distribution of MedGem into the medical market, Nature's Sunshine Products, Inc. for distribution of BodyGem measurement services into the home measurement market, Bally Total Fitness for sales of BodyGem measurement services in the commercial fitness market, US Wellness, Inc. for distribution of BodyGem measurement services into the retail pharmacy and diagnostic markets, and Microlife Corporation for distribution of BodyGem into the retail pharmacy market in Europe and the medical, weight management and fitness markets in Taiwan. We are in the process of obtaining CE Marking approval and various other international approvals in order to commercially distribute our products in new international markets.

        We recognize revenues from the sale of our products upon shipment to the distributor or customer. We offer products with warranty periods of up to 15 months. We provide limited warranties on our software products for 90 days from date of purchase. To date, our product revenues have been primarily from the sales of our health monitoring devices and software. In the future, we expect that revenues from the sale of disposables will increase as a percentage of total revenues as the installed base of our monitoring devices increases.

        We pay royalties to third-parties to license various sensor technologies that are used in our health monitoring devices. These royalty expenses are included in our costs of revenues. In general, we pay the greater of minimum royalty amounts or a percentage of disposable revenues to these third-parties in order to maintain exclusivity in specified fields of use through the life of the patents covering the licensed technologies.

        We currently outsource the manufacturing, testing and packaging of our health monitoring devices and disposable products. We pay our contract manufacturers a negotiated price, inclusive of labor, material, overhead and profit, for the products that they manufacture. Generally, we pay for products as they are completed and move into finished goods inventory. In some circumstances, if we reschedule purchase orders placed with our manufacturers, we may be liable for restocking fees or may be required to purchase surplus inventory at the manufacturer. Cost of revenues consists primarily of purchases of products from our contract manufacturing partners, royalties and costs of our manufacturing liaison group. We anticipate that we will recognize higher margins on our disposables and software products as compared to our health monitoring devices. We anticipate that our gross margins will improve over time as product volume increases and higher-margin disposables become a greater percentage of our total revenues.

        Research and development costs have principally consisted of compensation and other personnel costs, consultant fees, fees paid to outside service providers and clinical and regulatory expenses. Research and development costs are expensed as incurred.

        Selling, general and administrative expenses consist of compensation and other personnel fees, professional fees, travel, tradeshows, public relations, advertising and, to a lesser extent, account management and customer training and support. Our sales and marketing strategy is to establish strategic distribution relationships, generate awareness of our HealtheTech system and penetrate and expand the markets for medical therapy, weight management and fitness. We anticipate that in the near future we will increase our selling, general and administrative expenditures as we grow our product sales and incur costs associated with operating a public company. For example, as a result of the issuance of a warrant to HEALTHSOUTH Corporation pursuant to a promotion agreement dated May 23, 2002, we expect to incur a non-cash marketing expense of approximately $2.4 million over the life of that agreement. In addition, selling, general and administrative expenses could vary from period to period due to timing of our advertising placements and other marketing programs.

        In early 2001, we entered into a corporate alliance agreement with The Procter & Gamble Company. Under the agreement, we would have designed and supplied a low-cost version of our BodyGem system for distribution by Procter & Gamble in consumer markets. Subject to meeting specified technical, cost, production and consumer testing criteria, and subject to meeting additional criteria that were to be determined by Procter & Gamble and us, we would have shipped large volumes of our health monitoring devices to Procter & Gamble in future periods. While we met the specified technical, cost, production and consumer testing criteria, we and Procter & Gamble could not agree on the specifics of the additional criteria. We changed our strategic focus away from developing a low-cost consumer version of BodyGem to developing a device for sale to healthcare professionals and wellness advisors, and the Procter & Gamble agreement was terminated in November 2001. However, in anticipation of potential large volume shipments, we placed orders with manufacturers for certain long-lead time components. As a result of the termination of the agreement, we incurred excess inventory write offs.

        On March 29, 2000, we acquired Softcare, Inc. for its existing nutrition monitoring software products, domain expertise and programming staff for future software development. The aggregate purchase price was $1.2 million and consideration consisted of 818,280 shares of our common stock. The results of Softcare's operations have been included in our financial statements from the date of acquisition. As a result of the Softcare acquisition, we recorded a total of $1.2 million of intangible assets. We decided to discontinue Softcare's products in late 2001 when we developed our current software product, BalanceLog, which is a single cohesive program for weight management that operates on a personal computer through a Windows-based application, on a Palm OS-based personal digital assistant or on the Internet. As a result of this decision, the balance of the intangible assets was written off effective December 31, 2001.

        On April 16, 2001, we acquired Baby-C, Inc. Baby-C distributed educational information and sample products to the child care market. We believed that Baby-C would provide an efficient distribution channel for our software products and drive the use of our other products. Concurrently with the closing of the acquisition, certain shareholders of Baby-C and their affiliates made a $5.0 million investment in our Series C preferred stock at $7.50 per share. The acquisition of Baby-C was a condition to this investment. The aggregate purchase price of the acquired company, plus related charges, was $11.3 million and the consideration consisted of 1,446,525 shares of our common stock and options to purchase 86,804 shares of our common stock. The purchase price was arrived at through negotiation following our review of Baby-C's financial projections. The acquisition was recorded using the purchase method of accounting. At the time Baby-C was acquired, based upon projections provided by the seller, we expected it to be self-supporting from a cash-flow perspective by the end of 2001. However, Baby-C was unable to achieve product distribution as planned, in part due to the cancellation of a major trade show, which resulted in lower than expected revenues. Accordingly, we made the decision to discontinue the operations of Baby-C in the fourth quarter of 2001, shortly after the tradeshow was cancelled. The results of operations have been included in discontinued operations in our consolidated financial statements for 2001. As a result of the Baby-C acquisition, we recorded a total of $10.9 million of intangible assets. These intangible assets have been fully written off as of December 31, 2001. From the date of acquisition through December 31, 2001, Baby-C generated approximately $62,000 in sales and $1.2 million in operating losses, which are reflected in our loss from discontinued operations. The acquisition and discontinuation of Baby-C did not have a material effect on our liquidity and capital resources. We dissolved Baby-C in May 2002.

        We recorded deferred compensation of $4.0 million with respect to stock options that we granted through March 31, 2002. We amortized $0.8 million of the deferred compensation through March 31, 2002 and will ratably amortize the remaining $3.2 million of deferred compensation over the remaining vesting period of the options, which is generally four years from the date of grant. We expect to record expense for deferred compensation as follows: $2.4 million during 2002, $0.6 million during 2003, $0.6 million during 2004 and $0.4 million during 2005. The amount of deferred compensation expense to be recorded in future periods may decrease if unvested options for which deferred compensation has been recorded subsequently lapse or are cancelled.

        In connection with an agency agreement, we issued to American Sales and Merchandising, LLC a warrant to purchase 171,849 shares of our common stock at an exercise price of $7.50 per share. The warrant will become exercisable only if American Sales and Merchandising obtains the approval from Wal*Mart Stores on or before September 7, 2002 to sell BalanceLog software in their stores and will terminate one year from the date it first becomes exercisable. If the warrant becomes exercisable, we will record a one-time expense based on the fair value of the warrant at the time it becomes exercisable.

Results of Operations

Three Months Ended March 31, 2001 and 2002

        Revenues.    Total revenues increased $1.7 million from $0.7 million in the first quarter of 2001 to $2.4 million in the first quarter of 2002. This increase was due to an increase of $1.9 million in product sales and a decrease of $0.2 million in software and other revenue. Product sales increased as a result of increased sales of BodyGem and the FDA 510(k) clearance in January 2002 that allowed us to ship MedGem into the medical marketplace. Disposable sales increased due to the larger number of health monitoring devices in use. We sold approximately 1,500 health monitoring devices in the first quarter of 2002 compared to approximately 200 in the first quarter of 2001. Software and other revenue declined primarily due to the discontinuation of development fees from Procter & Gamble, which amounted to $0.3 million in the first quarter of 2001. Stand-alone software sales increased modestly from the first quarter of 2001 to the first quarter of 2002.

        Cost of Revenues.    Total cost of revenues increased $1.4 million from $0.5 million in the first quarter of 2001 to $1.9 million in the first quarter of 2002. Cost of revenues associated with product sales in the first quarter of 2002 includes 60% of direct costs, with the remainder attributable to warranty expense on the health monitoring devices, minimum royalty commitments, tooling depreciation and costs of our manufacturing liaison group that supports our relationship with our contract manufacturer. In addition, in the first quarter of 2002, we wrote off $59,000 of tooling that is no longer being used due to a re-styling of our mouthpiece design. Cost of revenues associated with product sales in the first quarter of 2001 exceeded revenues associated with product sales for that same period due to the arrangement we had with Procter & Gamble to sell BodyGems at our cost coupled with the additional costs for minimum royalty commitments, tooling depreciation and the allocated costs of our manufacturing liaison group. Software and other cost of revenues increased from 29% of software and other revenues in the first quarter of 2001 to 64% of software and other revenues in the first quarter of 2002. This percentage increase is due to the fact that there was no cost of revenues associated with the Procter & Gamble revenue in the first quarter of 2001.

        Research and Development.    Research and development expenses declined 11% from the first quarter of 2001 to the first quarter of 2002, as more research and development projects were staffed by our employees in-house, instead of using external consultants.

        Selling, General and Administrative.    Selling, general and administrative expenses increased 13% from the first quarter of 2001 to the first quarter of 2002. In the first quarter of 2001, we incurred significant marketing collateral expenses to support the Procter & Gamble relationship. We expect our selling, general and administrative expenses to increase as a result of the non-cash charges relating to our promotion agreement with HEALTHSOUTH.

Years Ended December 31, 2000 and 2001

        Revenues.    Total revenues increased $2.2 million from $0.5 million in 2000 to $2.7 million in 2001. Product sales increased $1.3 million in 2001 due to the commercial launch of BodyGem and related disposables in November 2001. The majority of our product sales occurred in the fourth quarter of 2001. Software and other revenues increased $0.9 million from $0.5 million in 2000 to $1.4 million in 2001. This increase is partly attributable to a $0.5 million development fee received from Procter & Gamble in 2001. The remaining $0.4 million increase in software and other revenues includes $0.2 million of software bundled with HealtheTech-branded Palm personal digital assistants and $0.2 million from stand-alone software sales.

        Cost of Revenues.    Total cost of revenues increased $5.1 million from $56,000 in 2000 to $5.2 million in 2001. Product cost of revenues increased $4.8 million due to $1.1 million for the manufacture of BodyGem, disposable products and software, $1.0 million for the write-off of unsaleable BodyGem units, $1.1 million for the write-off of excess inventory that was produced in anticipation of higher manufacturing levels pursuant to our agreement with Procter & Gamble, $0.4 million for minimum royalty payments due to certain component vendors, and $1.2 million for warranty and obsolescence reserves, customer service and other product costs. The $1.0 million write-off of unsaleable BodyGem units was required due to subsequent design improvements, such as changes in the serial port and direct current power supply connector, that would have made these units incompatible with newer units and difficult to sell and support. The cost to rework the units would have exceeded the cost to produce new units, and recovery of components would have been cost prohibitive. These units are considered impaired and have been written down to zero. We do not intend to sell these units or use their components in our current products. Some of the units have been or will be used for demonstration purposes, while others have been or will be discarded. We do not foresee the condition that caused the write-off happening in the future, as our product and design specifications have solidified.

        The $1.1 million write-off of excess inventory related to raw material components. This long-lead time component inventory was purchased to support the Procter & Gamble relationship, which terminated in November 2001. While these components are part of our current product specification, the quantities purchased were in excess of our needs. We determined that we could use two years' supply of these components. Anything in excess of two years would likely become technologically obsolete. We have recorded $1.5 million of the raw material components in current raw material inventory and $0.4 million as a long-term asset.

        Software and other cost of revenues increased from $56,000 in 2000 to $0.3 million in 2001 primarily due to the volume increase in software sales and bundled software and HealtheTech-branded personal digital assistants. Sales of bundled software and HealtheTech-branded personal digital assistants were $14,000 in 2000 and $204,000 in 2001. We discontinued selling the bundled software and personal digital assistants in March 2002.

        Research and Development.    Research and development costs decreased $3.0 million from $9.2 million in 2000 to $6.2 million in 2001. Most of the decline related to third-party hardware design and component co-development costs for an oxygen sensor and flow transducer which dropped from $3.9 million in 2000 to $1.5 million in 2001. In addition, we incurred $0.9 million of web development costs in 2000, as compared to none in 2001. Futhermore, research and development headcount declined from 40 full-time employees at the end of 2000 to 25 full-time employees at the end of 2001. We expect research and development expenses to grow in absolute dollars, and we expect periodic expenditures for third-party research and development as we grow and continue to develop and bring to market new sensor-based products.

        Selling, General and Administrative.    Selling, general and administrative expenses increased $5.9 million from $5.2 million in 2000 to $11.1 million in 2001. The increase was comprised in part of one-time expenses of $1.5 million related to our purchase of Softcare and the closure of our Seattle office, where we conducted software development. In addition, our occupancy and related expenses, including leasehold improvements for the Colorado facility, increased $1.7 million over 2000. All of our functions other than hardware development, which is conducted at our Los Gatos, California facility, are now located in our Colorado facility. The remaining increase was attributable to increased headcount and compensation costs, professional fees, increased marketing, public relations and advertising programs, and other marketing costs to support our products, brand and sales initiatives.

        Interest income and interest expense, net.    Net interest income increased $0.2 million from $0.3 million in 2000 to $0.5 million in 2001. The increase was due to higher average cash and cash equivalent balances resulting from the increased net proceeds from the sale of our Series C preferred stock, partially offset by lower interest rates.

Years Ended December 31, 1999 and 2000

        Revenues.    Total revenues increased $0.2 million from $0.3 million in 1999 to $0.5 million in 2000. All of our revenues in 1999 resulted from a 90-day evaluation fee for potential marketing and distribution rights for one of our early stage products. The evaluation period passed with no marketing and distribution rights granted by us. Our revenues in 2000 resulted primarily from web site sales of nutrition monitoring software products acquired through the Softcare acquisition and sales of personal digital assistants capable of running these software products.

        Cost of Revenues.    There were no costs associated with the evaluation fee revenues in 1999. Total cost of revenues of $56,000 in 2000 primarily related to the cost of personal digital assistants, shipping and handling costs, credit card service charges for products sold on our web site and license fees incurred.

        Research and Development.    Research and development costs increased $7.4 million from $1.8 million in 1999 to $9.2 million in 2000. The increase was primarily due to product development costs related to the oxygen sensor and flow transducer components of our devices, as well as design costs related to BodyGem and MedGem, our disposables and software. In addition, there was significant headcount growth in research and development from two full-time employees at the end of 1999 to 40 full-time employees at the end of 2000. Part of the growth in headcount is attributed to the addition of a software development staff resulting from our acquisition of Softcare, Inc.

        Selling, General and Administrative.    Selling, general and administrative costs increased $4.8 million from $0.4 million in 1999 to $5.2 million in 2000. The increase was primarily due to compensation costs related to increased staffing levels, increased presence at tradeshows and other public relations events, increased travel and entertainment costs, increased infrastructure and other corporate administrative costs.

        Interest income and interest expense, net.    Net interest income increased $0.3 million from an expense of $41,000 in 1999 to income of $0.3 million in 2000. Net interest expense in 1999 primarily related to accrued interest on a note payable and the associated fair value of warrants given in conjunction with the note payable. Net interest income in 2000 increased due to higher average cash and cash equivalent balances resulting from the increased net proceeds from the sale of our Series B preferred stock.

Liquidity and Capital Resources

        From our inception through March 31, 2002, we have financed our operations primarily through private placements of convertible preferred stock resulting in net proceeds of $55.1 million. In addition, since 1999, we have issued securities for patent rights, for consulting services and to repay a note payable with accrued interest to an investor. As of March 31, 2002, we had cash and cash equivalents of $12.0 million. Cash equivalents are high-quality liquid investments purchased with maturities of three months or less. The cash is primarily invested in short-term instruments to minimize interest rate risk and facilitate rapid deployment for immediate cash needs.

        Net cash used by operations was $1.8 million in 1999, $12.7 million in 2000, $17.9 million in 2001 and $3.1 million for the quarter ended March 31, 2002. Net cash used by operating activities was $1.8 million in 1999, and primarily related to funding our net loss, as we were still a development stage company at that time. Net cash used by operating activities was $12.7 million in 2000, and primarily related to funding our net loss, building inventory levels, securing a letter of credit on our Colorado facility and increased receivables. These uses were offset by increases in accounts payable and accrued liabilities. Net cash used by operating activities was $17.9 million in 2001. The increase in accounts receivable from 2000 to 2001 resulted primarily from increased sales in the latter part of 2001. Receivables at December 31, 2001 were 47% of annual sales for 2001. Approximately 60% of the receivables at December 31, 2001 related to a single customer sale for which payment was subsequently made in February 2002. The increase in inventory from 2000 to 2001 resulted from a contract requirement to purchase certain raw materials and work-in-progress exceeding our then current production requirements from our contract manufacturer. We believe substantially all of this inventory will have continuing utility. These uses of cash were partially offset by increases in accounts payable and accrued liabilities from 2000 to 2001. The increases in accounts payable and accrued liabilities resulted from our liability to our contract manufacturer and other expenditures associated with our growth. Net cash used by operating activities was $3.1 million for the quarter ended March 31, 2002, and primarily related to funding our net loss, increased prepaid expenses and increased receivables. The increase in receivables was due to several large sales transactions occurring late in the quarter, and the increase in prepaid expenses reflects a deposit for website development. These increases were offset by decreased accounts payable, primarily resulting from a $1.2 million payment to our contract manufacturer.

        Cash used by investing activities was $119,000 in 1999 and $2.6 million in 2000, and primarily related to the purchase of capital equipment, intangible assets and the acquisition of Softcare, Inc.

Cash used by investing activities was $3.6 million in 2001, and related to the purchase of capital equipment, intangible assets and investing cash in a government securities mutual fund. Cash used by investing activities was $0.5 million for the quarter ended March 31, 2002, and primarily related to the purchase of capital equipment.

        Cash provided by financing activities was $1.8 million in 1999, $19.8 million in 2000, $29.7 million in 2001 and $2.7 million for the three months ended March 31, 2002. Net cash from financing activities primarily reflects proceeds from sales of equity securities and exercise of stock options.

        The following table sets forth information about our contractual obligations as of December 31, 2001:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Related Party Notes Payable	$70,000	$60,000	$10,000	$—	$—
Operating Lease Obligations	4,824,000	973,000	1,991,000	1,192,000	668,000

Total Contractual Cash Obligations	$4,894,000	$1,033,000	$2,001,000	$1,192,000	$668,000

        We have contractual rights to sensor technologies under which there are obligations to pay transaction-based royalties. To maintain exclusive rights to the sensor technologies, we may be obligated to make additional minimum payments.

        We have commitments to pay a total of $1.3 million under our standing letter of credit as follows: $48,000 in less than one year; $82,000 between one and three years and $1.2 million in five years. Cash securing the standby letters of credit becomes available when net worth and cash flow requirements are met.

        We also have a commitment to pay Dr. James Mault, our chairman and chief executive officer, $1.75 million in connection with the assignment of patents to us. Please see "Certain Transactions—License Agreements" for a description of this assignment.

        We have also agreed to repurchase 133,333 shares of our Series B preferred stock for a price of $6.53 per share.

        We expect to spend significant additional capital primarily for product development, sales, marketing, training and support activities, increased marketing and public relations programs, and supporting our growing number of strategic and distribution alliances. We also plan to create an international presence that will require additional working capital resources.

        We believe that the net proceeds from this offering, together with our current cash and cash equivalent balances and any cash flows from operations, will be sufficient to meet our operating and capital needs for at least the next twelve months. However, it is possible that we may be required to raise additional financing in some future period through public or private financings, strategic relationships or other arrangements. We may not be able to raise additional funds when needed, or on acceptable terms, or at all. Also, if additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders would be reduced and the value of their investments might decline. In addition, any new securities issued might have rights, preferences or privileges senior to those of the securities held by stockholders. If we raise additional funds through the issuance of debt, we might become subject to restrictive convenants or we may subject our assets to security interests.

Critical Accounting Policies and Estimates

        We prepare our financial statements in conformity with generally accepted accounting principles. Accordingly, we make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue recognition

        We derive our revenue primarily from the sale of our health monitoring devices, the recurring sale of our single-use disposables and our companion software. Our revenue is recognized in accordance with Statement of Position 97-2, as amended by Statement of Position 98-9. We license our software products on a perpetual basis. We recognize revenue from the sale of our health monitoring devices and single-use disposables upon product shipment and when it is determined that a continuing service obligation no longer exists. We recognize revenue from the sale of our software licenses when persuasive evidence of an arrangement exists, the product is delivered, the price is fixed or determinable and collectibility is probable. For sales of our software product over the Internet, we use a credit card authorization as evidence of an arrangement. Sales through our distributors are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis. Delivery generally occurs when the product is delivered to a common carrier. Service revenue, including training, is recognized as services are performed. We offer customers the right to return software products that do not function properly within a limited time after delivery, typically 30 days. We provide limited warranties on our health monitoring devices for 12 to 15 months from date of purchase and on our software products for 90 days from date of purchase.

        Receivables are recorded net of allowance for doubtful accounts. We regularly review the adequacy of our accounts receivable allowance after considering the accounts receivable aging, the ages of each invoice, each customer's expected ability to pay and our collection history with each customer. We review any invoice greater than 90 days past due to determine if an allowance is appropriate based on the risk category using the factors discussed above. The allowance for doubtful accounts represents our best estimate, but changes in circumstances relating to accounts receivable may result in additional allowances or recoveries in the near future.

Valuation allowances, specifically sales returns and warranty reserve

        Management makes estimates of potential future product returns and product warranties related to current period product revenue, based on historical returns, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. Significant differences may result in the amount and timing of our revenue for any period if management made different judgments or used different estimates.

Intangibles

        We review long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated from the operation of that asset. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. An asset's fair value will be determined by future discounted net cash flows expected to be generated by the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. As discussed below in "Recent Accounting Pronouncements," we adopted SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets" as of January 1, 2002. As a result of SFAS No. 142, goodwill and indefinite lived intangible assets will not be amortized, but instead, will be reviewed for impairment at least annually, in accordance with the provisions of this statement.

Related party transactions

        We periodically enter into transactions with individuals or entities who are considered to be related parties. Our policy is to enter into these transactions on terms consistent with those that had been, or would be, granted to unrelated parties.

        For additional information on our significant accounting policies, please see note 1 to our accompanying consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly since the majority of our investments are short-term in nature. Due to the nature of our short-term investments, we have concluded that we do not have material market risk exposure.

        Our investment policy requires us to invest funds in excess of current operating requirements. As of December 31, 2001 our cash and equivalents consisted primarily of money market funds and short-term commercial paper. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities. At December 31, 2001, we also invested funds in a short-duration government mutual fund, which is classified as a short-term investment. The recorded carrying amount of this investment approximates fair value.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and certain intangibles no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001. The provisions of these statements did not have any impact on our financial condition or operating results.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which supercedes SFAS No. 121. It establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The provisions of this statement did not have any impact on our financial condition or operating results.

BUSINESS

Overview

        We design, develop and market technologically advanced and proprietary handheld medical devices and software for the measurement and monitoring of important health parameters. Our current health monitoring devices measure oxygen consumption to calculate resting metabolic rate, or RMR. The accurate measurement of resting metabolic rate, which establishes how many calories a person burns per day at rest and represents up to 75% of the total calories burned by a healthy individual per day, can be important to the success of medical therapy and to achieving weight management and fitness goals. However, an accurate, cost-effective and practical device for measuring and monitoring metabolism has not previously been available. The HealtheTech system, which consists of handheld health monitoring devices, single-use disposable facemasks and mouthpieces and standalone software applications designed to be used with our devices, enables healthcare professionals and wellness advisors to quickly, accurately and cost effectively measure and monitor the metabolism of a patient or client. We believe that by making metabolism measurements broadly accessible, the HealtheTech system has the potential to become a standard of care in the medical therapy, weight management and fitness markets.

        Our initial health monitoring devices include MedGem for the medical market, which received 510(k) clearance for prescription use from the FDA and commenced initial sales in January 2002, and BodyGem for the weight management, nutrition monitoring and fitness markets, which was commercially launched in November 2001. We are also developing FitGem for use in athletic and fitness training, cardiac and pulmonary rehabilitation, occupational therapy and sports medicine. A key element of our strategy is to establish relationships with large, prominent companies for the distribution of the HealtheTech system in each of our target markets. We have signed sales and distribution agreements with HEALTHSOUTH Corporation, VIASYS Healthcare Inc., Nature's Sunshine Products, Inc., Microlife Corporation and Bally Total Fitness Corporation.

Industry Background

Overview of Metabolism

        The management of many health conditions is enhanced by accurate measurement and monitoring of the number of calories metabolized by an individual, or an individual's total energy expenditure, in relation to the amount of caloric intake. The two components of total energy expenditure are calories burned at rest, or resting metabolic rate, and calories burned through activity. An individual's resting metabolic rate, or RMR, represents the number of calories required to maintain vital body functions such as breathing, heart rate and brain function. RMR can represent up to 75% of a healthy individual's total metabolism. For individuals whose activity is limited or restricted, such as hospitalized patients, RMR can represent up to 100% of total metabolism.

        An individual's caloric intake can be calculated with some effort using nutritional labels on food and other available sources. The measurement of resting metabolic rate and total energy expenditure is more difficult. Individual RMRs can vary widely from person to person and depend on a number of factors including age, sex and weight, as well as other factors that are difficult to accurately measure such as disease state, genetics, hormone levels, diet, body composition, activities and exercise. As a result, healthcare professionals and wellness advisors often rely upon methods for estimating RMR based on the most easily measured factors. Because of the various factors affecting resting metabolic rate, these estimates can vary significantly from the individual's actual RMR. We believe that inaccurate estimates of RMR can significantly compromise the effectiveness of healthcare, weight control and fitness programs.

        An individual's metabolism may also fluctuate over time. For example, a hospital patient's metabolic rate may increase or decrease significantly depending on the individual's health. Also, during weight loss the body's metabolic rate may also decrease, which explains why some individuals who go on a diet find that initial weight loss is easy while subsequent weight loss becomes more difficult. A 1998/1999 multi-center clinical study conducted by several co-authors including Dr. James Mault, our chief executive officer, as well as Dr. James Hill and Dr. David Nieman, who are both members of our scientific advisory group, of 136 subjects engaged in a weight management program noted that over a twelve-week period average daily resting metabolic rate fell by 164 calories.

        At a lower metabolic rate, an individual must adjust dietary intake and/or activity and exercise levels to lose additional weight. We believe the effective management of many health conditions is enhanced by the periodic accurate measurement of metabolism, which to date has not been practical in most cases.

Methods of Measuring Metabolism

        The measurement of metabolism is called calorimetry. Direct calorimetry requires measurement of total body heat loss in a thermally sealed chamber, which is impractical other than in a research or academic setting. A more practical method, called indirect calorimetry, determines an individual's metabolic rate by measuring the oxygen consumed through breathing. Since the consumption of oxygen serves only one purpose, which is to burn calories, the measurement of oxygen consumption, or oxygen uptake, directly corresponds to an individual's metabolic rate.

        Traditional indirect calorimetry methodologies fall into one of two categories: the Douglas Bag method, which is used primarily in a scientific setting; and metabolic monitors, the most prevalent of which is the metabolic cart. Metabolic carts have significant drawbacks such as high cost, frequent maintenance and calibration and the need for a highly trained technician in order to use the equipment. As a result of these disadvantages, the Harris-Benedict equation and other rough estimation methods are the most widely used to approximate metabolism.

        Douglas Bag Method.    The Douglas Bag method is generally considered to be the most accurate means of performing indirect calorimetry, and is considered to be the "gold standard" against which other methods of indirect calorimetry are calibrated. However, it is impractical outside a clinical or research laboratory setting. The method generally involves collecting the exhaled gases of an individual who is breathing through a one-way valve connected to a large airtight bag and analyzing the contents of the bag using a spirometer and a spectrometer. The Douglas Bag method relies on expensive equipment that requires considerable technical expertise to use and maintain, and is therefore principally used only as the calibration standard for newer technologies.

        Metabolic Monitors.    Metabolic monitors are available in a variety of configurations, with metabolic carts being the most widely used. Metabolic carts, which are used primarily by clinicians and researchers, are expensive machines that are difficult and costly to maintain and require regular calibration. Due to the cost, complexity and time required to perform a measurement, metabolic carts are used sparingly and mostly in professional healthcare or research settings, or by elite-level athletes as a part of their fitness and performance training regimens.

        Harris-Benedict Equation and Other Estimates of Metabolism.    Because of the complexities and costs associated with direct and indirect calorimetry, many healthcare professionals and wellness advisors rely on imprecise, but more accessible, methods for estimating metabolism such as the Harris-Benedict equation. The Harris-Benedict equation estimates resting metabolic rate, or RMR, based on results from a 1919 study of 136 individuals. The Harris-Benedict equation predicts the identical RMR for any individuals of the same height, weight, sex and age. Other similar estimation equations have been developed that attempt to adjust for differences among individuals by accounting for factors such as body composition, activity, exercise, diet and wellness. Although using these equations may provide reliable estimates on average over a population, they can be significantly in error when applied to an individual. Metabolism varies across individuals due to variations in disease state, genetics, hormone levels, diet, body composition, activities and exercise. For example, in a 1988 study conducted by Dr. Gary Foster, one of our scientific advisory group members, of 80 obese women, the Harris-Benedict equation predicted a resting metabolic rate ranging from 1714 to 1744 calories per day for a subset of five women of approximately the same height and weight, while actual measured metabolic rates ranged from 1263 to 2152 calories per day. In addition to variation across individuals, a single individual's metabolism may change over time from such factors as dieting, illness or trauma.

Implications of Current Technological Limitations

        Due to the complexities and costs associated with current metabolic monitors and carts, healthcare providers and wellness advisors continue to rely on the Harris-Benedict equation and other estimation equations as the predominant method to approximate metabolism. The shortcomings in current methods of measuring or estimating metabolism have limited the ability to treat a variety of conditions, effectively manage weight and optimize fitness.

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  Inadequate Nutrition in Medical Care.  Adequate nutritional assessment is important to ensuring satisfactory medical treatment results. According to a 1998 study published in the Journal of Parenteral and Enteral Nutrition, only one quarter of patients admitted in long-term acute care facilities receive calories within 10% of their daily caloric needs. In addition, 39% of patients admitted in long-term care facilities are not provided their caloric requirements while admitted, according to a 1995 study published in the Journal of the American Dietetic Association. Underfeeding can lead to delayed healing, increased incidence of infection, increased morbidity and mortality, and increased length of stay and cost per patient. In addition, overfeeding in hospitals can also result in a variety of serious medical complications and significant unnecessary expense.

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  Obesity.  According to a June 1997 report by the World Health Organization, obesity has become a worldwide epidemic. In December 2001, the United States Surgeon General issued a "Call to Action" against excess weight and obesity, a leading cause of preventable death in the United States. The total direct and indirect healthcare costs attributed to obesity amounted to $117 billion in 2000, according to the Surgeon General's report. The Surgeon General's "Call to Action" notes that obesity is a recognized independent risk factor or aggravating agent for more than 20 medical conditions, including cardiovascular disease, high blood pressure and diabetes. The Surgeon General's report also states that the risk of death associated with obesity may be as high as more recognized factors such as smoking. Excessive weight significantly increases an individual's likelihood of developing diabetes and makes it more difficult to manage high blood sugar with medications. Weight management and nutritional assessment play an integral part in the daily management of these and other medical conditions.

    Approximately 61% of Americans are either significantly overweight or obese, according to the Surgeon General. We believe that a major obstacle to successful weight management, and a contributor to low success rates, is the inability of healthcare professionals and wellness advisors to accurately determine an individual's RMR in a practical manner.

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  Fitness and Performance Training.  The accurate measurement of oxygen consumption and metabolic rate has important applications in the area of fitness and performance training. One of the best ways to assess and monitor aerobic fitness is to measure oxygen consumption during physical activity. In addition, regardless of sport, performance is affected by the maintenance of an optimal body weight. Knowledge of resting metabolic rate can be an important tool for any athlete, recreational or elite, to achieve and maintain an ideal body weight. Many elite athletes in endurance-based sports are tested for oxygen consumption and metabolic rate at highly specialized facilities and are prescribed training regimens based on the results. Other individuals, including collegiate, scholastic or recreational athletes can also benefit from accurate measurements of RMR and oxygen consumption during sport-related activities.

        As a result of the drawbacks associated with traditional indirect calorimetry and the methods for estimating metabolism, we think there is a significant need for new tools for measuring metabolism and for monitoring caloric intake.

The HealtheTech Solution

        We have developed a proprietary, non-invasive platform technology that can quickly, accurately and cost effectively measure an individual's oxygen consumption to determine resting metabolic rate. The HealtheTech system consists of handheld health monitoring devices, single-use disposable facemasks or mouthpieces and software applications designed to complement our devices. The HealtheTech system incorporates advanced sensor technologies and significant engineering expertise. These technologies enable healthcare professionals and wellness advisors to provide nutrition monitoring and weight management services that were generally not accessible to many patients and clients due to the cost and inconvenience of existing methods. We believe that the HealtheTech system has the potential to become a standard of care for measuring resting metabolic rate in the medical therapy, weight management and fitness and performance training markets.

        Our initial health monitoring devices include MedGem for the measurement of oxygen uptake in clinical and research applications, which received 510(k) clearance from the Food and Drug Administration in January 2002, and BodyGem for the weight management market, which was commercially launched in November 2001. BodyGem and MedGem can be used in conjunction with a software package called BalanceLog, which allows users to establish a personalized nutrition monitoring and weight management program, as well as easily track food intake and exercise activity to provide continuous feedback on their caloric balance. We are developing additional health monitoring devices and software products for the medical therapy, weight management and fitness and performance training markets.

        The HealtheTech system offers our customers the following benefits:

        Scientifically-based and clinically validated accuracy.    Our health monitoring devices are based on advanced technologies that enable healthcare professionals and wellness advisors to accurately measure oxygen consumption, which is used to calculate resting metabolic rate, or RMR, and to help determine the caloric requirements of each patient or client. Our health monitoring devices have been validated in both laboratory and clinical tests against the "gold standard" Douglas Bag method to demonstrate accurate measurement of RMR and oxygen consumption. An internal laboratory test, which was conducted using a mechanical device that simulates the metabolic process, demonstrated that MedGem is capable of measuring RMR within 20 calories, or less than a two percent variation, per day. We also conducted a clinical study, which we used to support our 510(k) clearance, comparing the performance of MedGem in measuring oxygen consumption with the Douglas Bag method. The study, which involved 63 healthy volunteers and multiple measurements on multiple days, demonstrated that the two methods of measuring oxygen consumption are statistically equivalent. We received 510(k) clearance from the FDA in January 2002 to market our initial product, MedGem, in the United States for the measurement of oxygen uptake in clinical and research applications. The FDA also allows our device to display resting metabolic rate, which the device calculates from the measurement of oxygen consumption and an internal device formula. Additionally, as part of our FDA clearance of MedGem, we are required to set forth in our labeling the formula used to estimate RMR and a discussion on how the calculation may affect the accuracy of the RMR measurement. We are also in the process of obtaining CE Marking approval and various other international approvals in order to commercially distribute our products in new international markets.

        Ease of use.    The HealtheTech system is designed to be easy to use and requires minimal training. Our health monitoring devices are portable, handheld devices that weigh less than five ounces. Upon activation, the health monitoring devices quickly self-calibrate as compared to the metabolic cart, which requires a longer set-up time and regular manual calibration. The measurement process itself is non-invasive and can be accomplished in less than ten minutes. The related software applications are also designed to be easy to use. The software provides simple and intuitive prompts to enter a personal profile and to select a nutritional plan and allows users to quickly and easily log and track calorie intake and expenditure. Our software applications operate on a personal computer through a Windows-based application, on a Palm OS-based personal digital assistant or on the Internet.

        Cost-effective.    The HealtheTech system enables healthcare professionals and wellness advisors to provide health and nutrition monitoring services that in many instances were not previously cost-effective. The HealtheTech system is priced to facilitate wide availability and use in the medical therapy, weight management and fitness markets. In addition, we designed our health monitoring devices to require no on-going maintenance and no replacement parts. In appropriate cases, we believe that qualified medical nutrition professionals and registered dietitians can seek Medicare and other third-party reimbursement for some of the cost associated with providing metabolic rate measurement services using MedGem to provide medical nutrition therapy for the purposes of managing diabetes or kidney disease.

        Enables personalized care, therapy and advice.    The HealtheTech system enables healthcare professionals and wellness advisors to provide highly personalized care, therapy and advice to their patients and clients. Our health monitoring devices provide oxygen consumption and RMR measurements for each individual, as opposed to relying upon an estimate derived from a population-based formula. The cost and convenience of our health monitoring devices also enables multiple measurements over time for a particular individual. This allows healthcare professionals and wellness advisors to generate and maintain a current personal profile for each individual. Our related software products integrate an individual's RMR with personal profile information to create personalized nutrition monitoring and weight management solutions. This allows users to customize care, therapy and advice to the particular and changing profiles of each patient and client.

        Despite the many benefits offered by the HealtheTech system, there are challenges that we will need to overcome to be successful. Currently, metabolic carts and formula-based estimation methods are the established standards of care for measuring or estimating resting metabolic rate. While we believe that our handheld monitoring devices offer significant benefits over metabolic carts and formula-based estimation methods, we must convince healthcare providers and wellness advisors of these benefits. Additionally, metabolic carts can measure other variables, such as the volume of carbon dioxide exhaled, that our handheld medical devices do not measure. Our devices also cannot be used on certain ventilated patients. Despite these challenges, we believe that our products offer benefits that metabolic carts and estimation formulas cannot provide, and that the HealtheTech system has the potential to become a standard of care for measuring resting metabolic rate in the medical therapy, weight management and fitness and performance training markets.

Our Strategy

        Our goal is to be a leading medical device company that produces proprietary, non-invasive health monitoring devices for the measurement of important health parameters. To achieve this objective, we intend to focus on the following key strategies:

        Establish the HealtheTech system as a new standard of care.    We believe that our proprietary HealtheTech system has the potential to become a new standard in nutrition monitoring, weight management and fitness and performance training. By providing an easy, cost-effective means for measuring oxygen consumption to determine resting metabolic rate, we hope to make metabolic rate measurement generally accessible to healthcare providers and wellness advisors. We are also working with professional medical societies to incorporate the measurement of metabolic rate in new standard-of-care practice guidelines for critical care and disease management. We intend to promote the measurement and use of metabolic rate for medical nutritional assessment and medically supervised weight management as well as for other medical applications, such as pre-surgical evaluations and prescribing drug dosage. We also intend to educate wellness advisors on the benefits of measuring and monitoring metabolic rate and to train them in the use of our health monitoring devices. Through these efforts, we hope to establish metabolic rate as a standard vital sign, similar to blood pressure and heart rate.

        Target multiple markets simultaneously through strategic relationships.    To effectively reach the medical therapy, weight management and fitness markets, we have initially targeted several distinct channels through which to sell our products, including the following:

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  medical;

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  in-home measurement;

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  commercial weight management;

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  commercial fitness;

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  retail pharmacy and diagnostic service centers;

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  corporate wellness programs; and

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  day spas and resorts.

In these markets, we have adopted a strategy of establishing relationships with at least one large, prominent company in each segment that already possesses the sales, marketing and distribution capabilities needed to reach our target customers. Consistent with this strategy, we have entered into agreements with HEALTHSOUTH Corporation and VIASYS Healthcare Inc. in the medical market, Nature's Sunshine Products, Inc. in the in-home measurement market, Bally Total Fitness Corporation in the commercial fitness market, and US Wellness, Inc. and Microlife Corporation in the retail pharmacy and diagnostic service centers market. We believe that these partnerships will allow us to efficiently and rapidly achieve wide-scale national commercialization of our products, while maintaining only a small internal team of account management and service professionals. Furthermore, by partnering with high profile and respected companies, we intend to validate the HealtheTech brand name. We expect that under all of our partnership agreements, our devices will be sold under the HealtheTech name.

        Provide complete solutions.    In each market we address, we intend to provide a health monitoring device, related disposables and software applications. For example, BalanceLog is designed to complement BodyGem, and NutriLog, which is currently under development, is designed to complement MedGem. We believe that our software will assist both individuals and their healthcare professionals or wellness advisors in achieving their or their patients' or clients' personal wellness goals, and in turn, will help drive additional sales of our devices and disposables. Our software applications can be used on personal digital assistants and the Internet to facilitate data collection, and we intend to develop similar capabilities for digital interactive television channels. We intend to design our products to enable the communication of the data collected by our devices and software to the user's healthcare professional or wellness advisor through the Internet using secure transfer protocols.

        Leverage our proprietary technology platform.    We intend to leverage our proprietary technologies and engineering expertise to develop next generation products as well as new products that address additional market needs. We believe that our sensor technology may be useful in measuring other health parameters. For example, we are developing additional health monitoring devices and software products to measure additional health parameters for the medical and fitness and performance training markets. We also intend to introduce next generations of our current products with enhancements that include manufacturing cost reductions, further miniaturization and shortened measurement time.

        Generate diversified and recurring revenue streams.    We intend to establish a diversified and recurring revenue stream by selling our health monitoring devices, disposables and software in medical and non-medical markets through multiple channels. Our health monitoring devices require the use of a single-use disposable mouthpiece or facemask. We believe that disposables will form the basis of a recurring revenue stream and that disposables, as a percentage of revenues, will increase over time as our installed base of health monitoring devices grows. We will seek to expand our recurring revenue stream through sales of interactive subscription services through the Internet, wireless networks, interactive television and other channels.

Our Products

        The HealtheTech system consists of health monitoring devices, disposables and software applications. The following table summarizes certain information with respect to our principal products and certain products under development.

Product	Intended Use	Information Displayed	Status
Health Monitoring Devices
MedGem	Measurement of oxygen uptake in clinical and research applications as a basis for medical nutritional assessment, medical therapy and medically supervised weight management programs	Oxygen uptake (VO2) and resting metabolic rate (RMR)	FDA 510(k) clearance for prescription use in January 2002; First commercial shipment in February 2002
BodyGem	Non-medical weight management, nutrition monitoring and health and fitness programs	RMR	First major commercial shipment in November 2001
FitGem (medical version)	Cardiac and pulmonary rehabilitation, occupational therapy and sports medicine	Metabolism (calories consumed) and VO2 during exercise and other non-resting states	In development; FDA clearance or approval required
FitGem (non-medical version)	Athletic and fitness training	Metabolism (calories consumed) and VO2 during exercise and other non-resting states	In development

Disposables
Facemask/ Mouthpiece	For use with MedGem and BodyGem	—	In use
FitGem facemask and mouthpiece	For use with FitGem	—	In development
Software
BalanceLog	Nutritional assessment, weight management and fitness and exercise tracking tool for wellness advisors and individuals; designed to complement BodyGem	Nutrition and exercise data and tracking	First commercial shipment in November 2001
BalanceLog Pro	Nutritional assessment, weight management and fitness and exercise tracking tool for healthcare professionals and wellness advisors; designed to complement BodyGem	Nutrition and exercise data and tracking for multiple users	In development
NutriLog	Nutritional assessment and medical nutrition therapy tool for hospital dieticians; designed to complement MedGem	Nutrition and exercise data and tracking	In development; FDA clearance or approval may be required for certain versions
FitLog	Fitness, nutritional assessment and weight management tool for athletes and fitness trainers; designed to complement FitGem	Exercise related data and tracking	In development; FDA clearance or approval may be required for certain versions
MedGem Analyzer	Tool for healthcare professionals to track breath-by-breath data while using MedGem	Breath-by-breath air flow and oxygen consumption	FDA 510(k) clearance in June 2002; Targeted introduction third quarter 2002
BodyGem Analyzer	Tool for wellness advisors to measure and track breath-by-breath data while using BodyGem	Breath-by-breath air flow and oxygen consumption	Targeted introduction third quarter 2002
FitGem Analyzer	Tool for healthcare professionals and wellness advisors to measure and track breath-by-breath data while using FitGem	Breath-by-breath air flow and oxygen consumption	In development

Health Monitoring Devices

        Our health monitoring devices are based on advanced technologies that enable healthcare professionals and wellness advisors to accurately measure oxygen consumption and to use that measurement to calculate resting metabolic rate, or RMR. This information is then used by healthcare professionals and wellness advisors to help determine the caloric requirements of each patient or client.

        A lightweight, portable design makes our health monitoring devices easy and convenient to use in a variety of health and wellness settings. The health monitoring devices are simply plugged into a wall outlet and allowed to warm up. The devices quickly self-calibrate and are then ready to use. It takes between five and ten minutes to perform a measurement, varying by individual depending on the time it takes to reach a steady state of breathing. We are also developing a battery pack for our heath monitoring devices that will make the device cordless. For patients undergoing clinical treatment or participating in weight management programs, we recommend that RMR measurements be taken periodically since patients' metabolic rates may be increasing or decreasing significantly.

        Our portfolio of health monitoring devices includes:

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  MedGem. MedGem is intended for use by healthcare professionals for the measurement of oxygen uptake in clinical and research applications. This information can then be used for medically supervised weight management programs and medical nutritional assessment and therapy. MedGem displays both oxygen uptake in milliliters per minute and RMR in calories per day. MedGem can be used in acute care, long-term care, home care and clinic-based care settings such as physician offices, rehabilitation centers or ambulatory surgery centers. We received 510(k) clearance for prescription use for MedGem from the FDA in January 2002.
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  BodyGem. BodyGem is intended for use in non-medical weight management, nutrition monitoring and health and fitness programs to assist individuals in developing appropriate dietary and exercise regimens. BodyGem displays only RMR and will be used by wellness advisors in commercial weight management programs, health and fitness clubs, and home-based settings. We commenced major commercial shipment in November 2001.
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  FitGem. We are in the process of developing FitGem. FitGem is intended for use in athletic and fitness training, cardiac and pulmonary rehabilitation, occupational therapy and sports medicine. FitGem is being designed to measure oxygen consumption to determine metabolism during non-resting states, such as during exercise or stress tests. We may design FitGem to measure additional parameters, such as carbon dioxide expiration. We will need to receive clearance or approval from the FDA before commercializing FitGem for cardiac pulmonary rehabilitation and other medical applications.

        We also plan to develop additional health monitoring devices based on our existing technology platform to measure other health parameters.

Disposables

        The HealtheTech system is designed to use our proprietary disposable hygienic facemasks or mouthpieces. The disposables fit directly into our health monitoring devices and are discarded after a single use. The disposables eliminate the threat of cross-contamination by incorporating a medical-grade microbial filter material. The labeling of our disposable products cleared by the FDA states that a new disposable must be used each time our MedGem is used. We also label and contractually require our distributors and strategic partners to use a new disposable each time the BodyGem is used.

        We currently sell the disposables separately from the health monitoring devices. However, we are developing a system under which purchasers of our health monitoring devices would have the option to pay for a certain number of uses or measurements. Under this system, we would pre-set each device with the number of uses that a customer purchases and send a corresponding number of disposables. After all uses are expended, customers could purchase additional uses.

Software

        Each health monitoring device will have a corresponding software package available which is designed to be used as a companion application with our devices. The software packages are not required to operate the related devices. Sales of our software products, predominately BalanceLog, amounted to approximately 24% of revenues in 2001 and 9% of revenues in the quarter ended March 31, 2002. Our BalanceLog software package is most often purchased separately from our health monitoring devices, and can be downloaded from our web site using a credit card. We intend to make our future consumer software applications, such as NutriLog and FitLog, available for purchase on our web site as well. We also sell BalanceLog, and intend to sell our future consumer software applications, separately through retail distribution. We have also developed MedGem analyzer software intended for professionals, which received FDA 510(k) clearance in June 2002. Our software products include:

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  BalanceLog. Our current consumer software package is called BalanceLog, which was launched in November 2001. Resting metabolic rate, or RMR, measurements from the BodyGem can be used in conjunction with our BalanceLog software application for a complete nutritional assessment, weight management and fitness and exercise solution. BalanceLog integrates the user's personal profile information with specific weight management objectives, allowing the user to develop a personalized program to monitor and manage his or her nutrition and weight.

    During the first use of the BalanceLog software package, the user is instructed through a series of prompts to enter a personal profile. The personal profile includes the individual's RMR, as well as information regarding the individual's lifestyle habits, such as sleeping patterns and job description. The user is also asked to set personal weight management and nutrition goals and to select a preferred nutrition plan, such as those recommended by the USDA and the American Heart Association. Any of the parameters or goals in the personal profile can be subsequently adjusted or revised at any time.

    BalanceLog automatically produces a comprehensive plan based on a client's profile. The personalized plan calculates estimated body fat, body mass index, a healthy weight range, a daily exercise target and a daily calorie budget with a complete nutrient target breakdown of fats, protein, carbohydrates, cholesterol, sodium, fiber and sugar. Each day, the user can log information regarding their diet and exercise using a personal computer through a Windows-based application, a Palm OS-based personal digital assistant or the Internet. In the future, we intend to also provide connectivity through cellular technology and digital interactive television.

    BalanceLog has over 3,000 foods and 300 exercises stored in its database, including menus from popular fast food restaurants. We are currently developing a more extensive food database, including expanded ethnic cuisines and fast food offerings. Users can search for foods and beverages by group, category, name or brand. When a food is selected, a "Nutritional Facts" screen that is similar to those found on food labels appears. The user can alter the default portion size to record the actual amount of food consumed. To record an exercise, the user enters the type, duration and intensity of the activity. Favorite foods and exercises can be set to facilitate the daily logging process. With BalanceLog, the user gets immediate feedback in order to monitor performance relative to desired goals and to view whether the daily and cumulative caloric balance is resulting in a calorie surplus or calorie deficit.

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  MedGem and BodyGem Analyzer Software. With our MedGem Analyzer and BodyGem Analyzer software, users can measure and track breath-by-breath air flow, oxygen consumption and RMR on a real time basis. The software generates graphs, reports and patient or client records, all available for print-out. In future versions, professionals will be able to remotely synchronize the analyzer software output to current and future versions of our nutrition and exercise logging software using the Internet in secure settings. We are also developing analyzer software for FitGem.
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  Future Software Applications. We are developing separate software packages that can be used in conjunction with each health monitoring device. For example, we are developing NutriLog to complement MedGem. NutriLog is a nutritional assessment and medical nutrition therapy tool for hospital dieticians that is similar to BalanceLog, but includes additional features such as medical enteral and parenteral foods, charted lab values and nutritional recommendations and real time nutritional assessment. We are also developing FitLog, a fitness, nutritional assessment and weight management software program for athletes and fitness trainers, for use with our FitGem device currently under development.

Sales, Marketing and Distribution

        We currently intend to establish strategic relationships with at least one large, prominent company in each of our target distribution channels that already possesses the sales, marketing and distribution capabilities needed to reach our customers, including the following:

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  Medical. This market consists primarily of healthcare professionals providing nutrition and health monitoring services, including medically supervised weight management programs, in such places as hospitals, outpatient clinics and nursing homes. According to the Bureau of Labor Statistics, dietitians and nutritionists held approximately 49,000 jobs in the United States in 2000. To address this channel, in August 2001 we entered into a non-exclusive distribution agreement with VIASYS Healthcare Inc. under which VIASYS will use its existing sales force and distribution channels for the marketing, sale and distribution of MedGem to healthcare professionals in hospitals, nursing facilities, medical clinics and health research settings in the United States and abroad. We also granted HEALTHSOUTH Corporation an exclusive right to purchase our products for use in its facilities, an exclusive right to purchase BodyGem for use in and resale to certain non-hospital facilities such as outpatient rehabilitation and physical therapy facilities, and an exclusive right to use MedGem and BodyGem to provide metabolic rate measurement services to organizations such as corporate wellness programs and fitness facilities.
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  In-Home Measurement. This market consists primarily of companies with a large network of independent wellness advisors who market metabolic rate measurement services directly to consumers in their homes. To address this channel, we have an agreement with Nature's Sunshine Products, Inc. to purchase and use our products to sell and market metabolic rate measurement services directly to consumers using independent distributors.
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  Commercial Weight Management. We believe that the regular use of our products in these programs will enhance their success rate and that the structure of these programs, which often entails regular meetings, may lead to periodic measurement of resting metabolic rate as part of the program.
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  Commercial Fitness. This market primarily consists of companies with commercial fitness centers. According to a November 1999 study, an estimated 29.5 million Americans belong to a health club or fitness center. To address this channel, in March 2002 we entered into an agreement with Bally Total Fitness Corporation that provides Bally with the right to purchase and use our products to provide metabolic rate measurement services to its fitness club members.
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  Retail Pharmacy and Diagnostic Service Centers. This market consists of companies that provide medical, health or nutrition related services at pharmacies or other retail locations generally accessible to prospective clients. To address this channel, we have an agreement with US Wellness, Inc. to use our products to provide metabolic rate measurement services in its wellness centers located in Giant Food and Pharmacy stores located in the Mid-Atlantic region. We have also entered an agreement with Microlife Corporation for distribution in Europe and Taiwan, and are in the process of obtaining CE Marking approval and various other international approvals in order to commercially distribute our products in new international markets.
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  Corporate Wellness Programs. The corporate wellness market consists of corporations that have developed internal programs to encourage health and fitness among their employees as well as vendors who provide these programs on an outsourced basis to corporations that have adopted these programs. We have sold health monitoring devices to Motorola to incorporate into their corporate wellness program. We intend to partner with other corporations and outsourced providers of corporate fitness programs to offer measurement services and our software products to employees and their family members served by these programs.
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  Day Spas and Resorts. This market consists of stand-alone facilities as well as those located within hotels and other recreational destinations. These facilities typically provide a wide range of beauty, wellness and physical therapies and treatments. Given their higher end clientele, we believe that this market represents an attractive opportunity to us for several of our products.

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  Healthetech.com Web Site. Consumers may purchase our BalanceLog software directly from our web site. From inception through March 31, 2002, 88% of BalanceLog software sales came from our web site. We intend to make future consumer software applications, such as NutriLog and FitLog, available for purchase on our web site as well.

        Our sales and marketing efforts are intended to establish strategic partnership and distribution relationships, to generate awareness of the HealtheTech system and to penetrate and expand the markets for monitoring nutrition and metabolism. We have targeted our sales and marketing efforts on the medical, in-home measurement, commercial weight management, commercial fitness, retail pharmacy and diagnostic service center, corporate wellness program and day spa and resort markets. As of March 31, 2002, we had 16 individuals in our sales, marketing and customer service organization.

        In addition to direct sales efforts and work with existing and prospective partners and distributors, our sales force educates and trains healthcare professionals and wellness advisors on the benefits of our products. To further generate awareness and penetrate markets, our sales and marketing organization provides a wide range of programs, support materials and events that support our sales force. These include public relations efforts, product training, attendance at conferences, seminars and trade shows, press relations and educational and promotional literature.

        Our health monitoring devices are sold to medical professionals and wellness advisors who have received training in their use, and are not intended to be sold directly to consumers.

Strategic Partnerships and Customers

        Our strategy is to establish relationships with at least one large, prominent company in each market segment that already possesses the sales, marketing and distribution capabilities needed to reach our target customers. We currently distribute and will continue to distribute our products with the support of distributors that have significant experience in marketing and selling health monitoring devices to healthcare professionals, such as physicians and dietitians. We also sell and market our products directly to companies in the in-home measurement, commercial weight management, commercial fitness, retail pharmacy and diagnostic service center, corporate wellness program and day spa and resort markets. We believe that this strategy will allow us to promote rapid and widespread adoption of the HealtheTech system and to validate and increase exposure of our brand, while maintaining only a small internal team of account management and service professionals.

        Our current customers, which include distributors and strategic partners, include:

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  HEALTHSOUTH Corporation. We have granted HEALTHSOUTH Corporation an exclusive right to purchase our products for use in its facilities, an exclusive right to purchase BodyGem for use in and resale to certain non-hospital facilities such as outpatient rehabilitation and physical therapy facilities, and an exclusive right to use MedGem and BodyGem to provide metabolic rate measurement services to organizations such as corporate wellness programs and fitness facilities. HEALTHSOUTH is required to meet minimum purchase commitments to retain these exclusive rights. HEALTHSOUTH is a leading provider of outpatient rehabilitative healthcare services and outpatient surgery and diagnostics through a nation-wide network of facilities. Our agreement with HEALTHSOUTH expires in June 2005.
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  VIASYS Healthcare Inc. We have entered into a non-exclusive distribution agreement under which VIASYS will use its existing sales force and distribution channels for the marketing, sale and distribution of MedGem to healthcare professionals in hospitals, nursing facilities, medical clinics and health research settings in the United States and abroad. Our agreement with VIASYS expires in February 2004. VIASYS is a global medical technology company focused on respiratory technology, neuro-care and medical/surgical products and is a global leader in the sales of pulmonary, metabolic, exercise and nutrition diagnostic equipment.

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  Nature's Sunshine Products, Inc. We have granted Nature's Sunshine Products, Inc. an exclusive worldwide right to purchase our products for resale to their independent distributors who, in turn, may use our products to provide metabolic rate measurement services to consumers for a fee. Nature's Sunshine, a direct-selling company, manufactures and markets tablets and encapsulated herbal products, high quality natural vitamins, food supplements, skin care and other complementary products. Our agreement with Nature's Sunshine expires in June 2003 and is renewable for two one-year terms thereafter.
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  Microlife Corporation. We have granted Microlife an exclusive right to sell our products to retail pharmacies in Europe to provide in-store metabolic rate measurement services, and the medical, weight management and fitness markets in Taiwan. We are in the process of obtaining CE Marking approval and various other international approvals in order to commercially distribute our products in new international markets. Our agreement with Microlife expires in December 2007. Microlife is a global medical technology company focused on blood pressure, thermometer and other medical monitoring and self-diagnosis technology.
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  Bally Total Fitness Corporation. We have granted Bally Total Fitness the right to purchase and use our products to provide metabolic rate measurement services to its fitness club members. Bally Total Fitness is a major commercial operator of fitness centers, with approximately 4 million members and more than 400 facilities located in 28 states and Canada, including clubs in each of the top 25 metropolitan markets in the United States. Our agreement with Bally Total Fitness expires in March 2003.

        For the quarter ending March 31, 2002, Bally Total Fitness, Microlife and VIASYS accounted for 18%, 24% and 42% of our gross revenues, respectively. For the year ending December 31, 2001, Nature's Sunshine and The Procter & Gamble Company accounted for 29% and 15% of our gross revenues, respectively. Nature's Sunshine made initial purchases of our products in 2001 for resale to their independent distributors. Although it did not represent a significant portion of our revenues in the first quarter of 2002, we expect that Nature's Sunshine will represent a significant portion of our revenues for fiscal year 2002 as it continues to place additional health monitoring devices with its distributors, and as sales of disposables for use with previously purchased health monitoring devices increases. In addition, our agreement with Procter & Gamble was terminated in November 2001 and we do not anticipate that we will receive any further revenues from Procter & Gamble in the future.

        Our U.S. sales were $0 in 1999, $484,000 in 2000 and $2.6 million in 2001. Our foreign sales were immaterial for these periods. We determine the source of our sales based on the destination of our product shipments.

Reimbursement

        In the United States, medical professionals rely on third-party payors, principally private insurers, Medicare and Medicaid, to reimburse some of the cost associated with diagnostic and monitoring services in which medical devices are used. In January 2002, the Centers for Medicare and Medicaid Services approved the use of Medicare reimbursement codes for registered dietitians who provide medical nutrition therapy, which includes nutritional diagnosis, therapy and counseling, for purposes of managing diabetes or kidney disease. Certain private insurers have also approved similar reimbursement codes for registered dietitians. However, there is little uniformity as to which medical conditions are covered under these codes.

        In appropriate cases, we believe that both qualified medical professionals and registered dietitians can seek third-party reimbursement for some of the cost associated with providing metabolic rate measurement services using MedGem. However, because MedGem did not receive FDA clearance until January 2002 and we did not commence shipment until the end of January 2002, MedGem has not been available long enough for us to evaluate the success that healthcare providers will have in securing reimbursement for its use. In addition, given their strict eligibility requirements, third-party payors may at times refuse to reimburse such procedures. Moreover, the current cost reduction orientation of third-

party payors makes it exceedingly difficult for new medical devices and procedures to obtain approval for reimbursement. Often, it is necessary to convince these payors that the new devices or procedures will establish an overall cost savings compared to currently reimbursed devices and procedures.

        We believe that MedGem offers significant opportunities for third-party payors to reduce the overall cost of treating patients, such as reductions in length of hospital stays and number of ventilator days, and decreased incidence of infection and complications in medical and surgical patients. While we believe that MedGem possesses economic advantages that will be attractive to such payors, they may not make reimbursement decisions until we can demonstrate with clinical data that our products can reduce the cost of patient care.

        Reimbursement systems in international markets vary significantly by country and, within some countries, by region. Reimbursement approvals must be obtained on a country-by-country basis or a region-by-region basis. In addition, reimbursement systems in international markets may include both private and government sponsored insurance. We have not obtained any international reimbursement approvals. We may not obtain any such approvals in a timely manner, if at all. If we fail to receive international reimbursement approvals at all or in acceptable amounts, market acceptance of our products would be adversely affected.

Technology and Intellectual Property

        Our platform health monitoring device technology uses an innovative approach to monitoring variables in inhaled and exhaled gases. Our devices use advanced ultrasonic sensors to measure gas flow in combination with sophisticated sensor technology to measure oxygen content in that flow. Sophisticated algorithms incorporated into the devices integrate these measurements with data received form other sensors, such as temperature, humidity and barometric pressure, to calculate breath-by-breath oxygen consumption. This platform of sensor technologies can be deployed in different configurations using different algorithms to monitor variables specific to various disease states and health conditions.

        We believe our intellectual property portfolio represents a substantial business advantage for us. We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, license agreements, confidentiality agreements and other measures to protect our proprietary rights. As of May 23, 2002, we had eleven issued United States patents, eight issued foreign patents and 88 pending United States and foreign patent applications related to our technology. We believe it may take up to five years from the date of filing, and possibly longer, for our patent applications to result in issued patents, if ever.

        We rely heavily on licensed technology to enable us to develop, market and sell our products. Our current technology licenses include the following:

        Sensors for Medicine and Science, Inc. developed the oxygen sensor used in our MedGem and BodyGem and, pursuant to a development and supply agreement, has granted us an exclusive license to use the patented technology in the field of our products for the life of the patents, subject to our payment of minimum royalties. We pay royalties to Sensors for Medicine and Science based on sales of our disposable products.

        ndd Medizintechnik AG developed and licenses to us the patented technology used in the air flow application specified integrated circuits used in our MedGem and BodyGem. The license is exclusive in the field of our products and is for the life of the patent, subject to our payment of minimum royalties. We pay royalties to ndd based on sales of our products.

        We have trademark applications pending for 31 trademarks, including HealtheTech, the HealtheTech logo, MedGem, BodyGem, FitGem and BalanceLog.

        We require all of our employees, consultants and other parties to execute confidentiality agreements. These agreements prohibit disclosure of confidential information to third parties except in specified circumstances. In addition, all of our employees and consultants are required to execute invention assignment agreements, which generally provide that all proprietary information relating to our business is the exclusive property of our company.

Research and Development

        Our research and development activities are conducted by our research and development staff, which consisted of 26 employees as of March 31, 2002, and third-party contractors, including certain of our suppliers and licensors. In 1998 and 1999, we outsourced all of our research and development activities. Our research and development expenditures were $0.2 million in 1998, $1.8 million in 1999, $9.2 million in 2000 and $6.2 million in 2001. Our research and development efforts are focused on:

  •
  the enhancement of our current devices, including manufacturing cost reductions, further miniaturization, shortened measurement time and improved performance and reliability;

  •
  the development of new modules for our current software, including an expanded database of foods and exercises;

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  the development of additional software applications to be used in connection with our existing and new health monitoring devices; and

  •
  the development of additional health monitoring devices based on our existing sensor technologies to measure other health parameters.

Government Regulation

        Our MedGem is a medical device subject to extensive regulation by the Food and Drug Administration, or FDA, and other regulatory agencies. FDA regulations govern, among other things, the following activities that either we perform or have had performed on our behalf:

  •
  product design and development;

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  product testing;

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  product manufacturing;

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  product labeling and packaging;

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  product handling, storage and installation;

  •
  premarket clearance or approval;

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  advertising and promotion; and

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  product sales, distribution and servicing.

        FDA's premarket clearance and approval requirements.    Unless an exemption applies, each medical device we wish to commercially distribute in the United States, including certain medical software applications, must first receive 510(k) clearance or premarket approval from the FDA. The FDA classifies all medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which may require the manufacturer to submit to the FDA a 510(k) premarket notification requesting clearance of the device for commercial distribution in the United States. Some low risk devices are exempted from this requirement for 510(k) clearance. Devices deemed by the FDA to pose the greatest risk, such as life sustaining or life-supporting devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device, are placed in class III requiring premarket approval. Products such as BodyGem and the non-medical version of FitGem, as well as software applications associated with those products, are not regulated by the FDA because the intended use and data generated from their use is not of a clinical nature and is not used for determining medical treatments.

        510(k) clearance process.    To obtain 510(k) clearance, we must submit a premarket notification to the FDA demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device, a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications, or is a device that has been reclassified from class III to either class II or I. The FDA's 510(k) clearance process usually takes from three to twelve months after the application is submitted to the FDA, but it can take significantly longer. In January 2002, we received 510(k) clearance from the FDA to market MedGem, a class II medical device, for prescription use in the United States. The product was cleared for the measurement of oxygen uptake in clinical and research applications. The FDA also allows our device to display resting metabolic rate, which the device calculates from the measurement of oxygen consumption and an internal device formula. Additionally, as part of our FDA clearance of the MedGem, we are required to set forth in our labeling the formula used to estimate resting metabolic rate and a discussion on how the calculation may affect the accuracy of the resting metabolic rate measurement.

        After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require premarket approval. Each manufacturer makes this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing the modified device until 510(k) clearance or premarket approval is obtained. We have not modified any aspect of MedGem since receiving clearance. In the future, we may make modifications to our products or labeling after receiving FDA clearance or approval, and in appropriate circumstances, determine that new clearance or approval is unnecessary. However, the FDA may disagree with our determination and if the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing the modified device until we obtain the required clearance or approval. Under these circumstances, we may also be subject to significant regulatory fines or other penalties.

        Premarket approval process.    A premarket approval application must be submitted if the medical device is in class III (although the FDA allows certain pre-amendment class III devices to use the 510(k) process) or cannot be cleared through the 510(k) process. A premarket approval application must be supported by, among other things, extensive technical, preclinical, clinical and manufacturing data to demonstrate to the FDA's satisfaction the safety and effectiveness of the device. After a premarket approval application is submitted by us and filed by the FDA, the FDA begins an in-depth review of the submitted information, which typically takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. We have no current plans for devices that would be subject to the premarket approval process.

        Clinical trials.    A clinical trial is almost always required to support a premarket approval application and is sometimes required for a 510(k) premarket notification. Clinical trials may require submission of an application for an Investigational Device Exemption to the FDA. The Investigational Device Exemption application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the investigational protocol is scientifically sound. The Investigational Device Exemption application must be approved in advance by the FDA, unless the product is deemed a non-significant risk device. Clinical trials for a significant risk device may begin once the Investigational Device Exemption application is approved by the FDA, as well as the appropriate institutional review board, and the informed consent of the patients participating in the clinical trial must be obtained. Clinical studies must be conducted in compliance with FDA regulations.

        Pervasive and continuing FDA regulation.    After a medical device is placed on the market, numerous FDA regulatory requirements apply, including, but not limited to the following:

  •
  Quality System regulation, which requires that we or our third-party manufacturer follow testing, control, documentation and other quality assurance procedures during the manufacturing process;

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  Establishment Registration, which requires that we and other third-parties involved in the production of medical devices intended for commercial distribution in the United States register with the FDA;

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  Medical Device listing, which requires that we provide FDA with a listing of the devices we have in commercial distribution;

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  Labeling regulations, which prohibit "misbranded" devices from entering the market, as well as prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling and promotional materials; and

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  Medical Device Reporting regulations, which require that we report to the FDA if our device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

        Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include one or more of the following sanctions:

  •
  fines, injunctions and civil penalties;

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  mandatory recall or seizure of our products;

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  administrative detention or banning of our products;

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  operating restrictions, partial suspension or total shutdown of production;

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  refusing our request for 510(k) clearance or premarket approval of new or modified products;

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  revocation of 510(k) clearance or premarket approvals previously granted; and

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  criminal penalties.

        International Regulation.    International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ significantly.

        The European Union (currently consisting of the following 15 countries or member states: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Ireland, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom) has adopted legislation, in the form of directives to be implemented in each member state, concerning the regulation of medical devices within the European Union. The directives include, among others, the Medical Device Directive that establishes standards for regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Under the Medical Device Directive, a competent authority is nominated by the government of each member state to monitor and ensure compliance with the Directive. The competent authority of each member state then designates a Notified Body to oversee the conformity assessment procedures set forth in the Directive, whereby manufacturers demonstrate that their devices comply with the requirements of the Directive and are entitled to bear the CE Marking. CE is an abbreviation for Conformité Européene (or European Conformity) and the CE Marking, when placed on a product, indicates compliance with the requirements of the applicable directive. Medical devices properly bearing the CE Marking may be commercially distributed throughout the European Union.

We are in the process of obtaining the right to affix the CE Marking to our MedGem and BodyGem products, and have been recommended for certification to our designated Notified Body. While no additional premarket approvals in individual European Union countries are required prior to marketing of a device bearing the CE Marking, practical complications with respect to marketing introduction may occur. For example, differences among countries have arisen with regard to labeling requirements. Failure to obtain or maintain the CE Marking will preclude us from selling our products in the European Union. We cannot assure you that we will be successful in obtaining and maintaining certification requirements necessary for distribution of our products in the European Union.

        Other Federal and State Laws.    As a participant in the healthcare industry we are subject to extensive and frequently changing regulation under many other laws administered by governmental entities at the federal, state and local levels, some of which are, and other of which may be, applicable to our business. For example, the California Food and Drug Branch regulates Sanmina-SCI, our third-party manufacturer. In addition, the Federal Trade Commission, or the FTC, regulates our advertising for our products. Furthermore, healthcare service providers that use our products are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationship with us. We also must comply with numerous additional federal, state and local laws relating to matters such as safe working conditions, environmental protection, biohazards, fire hazard control and hazardous substance disposal. We believe we are currently in compliance with applicable safety and quality regulations and the environmental protection, biohazard and hazardous substance disposal regulations. We cannot be sure that we will not be required to incur significant costs to comply with these laws and regulations in the future or that these laws or regulations will not hurt our business and results of operations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, results of operations and financial condition.

Manufacturing, Warehousing and Logistics

        Our strategy is to outsource the manufacturing, warehousing and shipping of our health monitoring devices and disposables to benefit from the resources of our contract manufacturers and fulfillment vendor. We rely on contractors for the manufacture, warehousing and shipping of our products and their component parts.

        Our primary component subcontractors are Mikrofontechnik Leipzig GmbH, Sensors For Medicine and Science, Inc. and Austria Mikro Systems International AG. Mikrofontechnik Leipzig manufactures the air flow transducers used in our health monitoring devices. Sensors For Medicine and Science produces our oxygen sensors, which it developed pursuant to a development and supply agreement. This agreement requires Sensors for Medicine and Science to supply us with the oxygen sensors for the life of the patents that cover the sensor technology. We place our supply orders with Sensors for Medicine and Science on a quarterly basis.

        Austria Mikro Systems International manufactures our air flow application specific integrated circuit, or ASIC, on a purchase order basis, based on technology developed by ndd Medizintechnik and licensed to us. Each of our manufacturing subcontractors purchases all necessary parts and materials to produce complete finished goods. Currently, oxygen sensors are a key sole-sourced component part. We obtain our air flow transducers and our air flow ASICs from limited sources.

        Sanmina-SCI Corporation is responsible for the assembly, testing and packaging of our health monitoring devices. Sanmina purchases the component parts directly from our suppliers on our behalf. For example, Sanmina purchases our air flow transducers, on a purchase order basis, directly from Mikrofontechnik Leipzig. To maintain strict quality standards for our suppliers, we have established our own product testing procedures with the quality engineers at Sanmina to perform incoming quality control. Sanmina also audits and qualifies our suppliers' manufacturing processes and quality control programs on our behalf. In addition to final assembly, incoming quality control and final product testing, Sanmina is also responsible for packaging our health monitoring devices. Sanmina ships our health monitoring devices directly to Sienna Corporation, a fulfillment vendor, who in turn ships finished devices to our distributors and strategic partners. Our agreement with Sanmina terminates in April 2004. Sanmina may terminate the agreement for cause, at any time, upon 60 days prior notice. Our agreement with Sienna terminates in February 2003 and automatically renews for successive one- year terms, unless either party gives 90 days prior notice of its intent not to renew.

Competition

        The markets for our products are competitive and subject to rapid technological change. Certain of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, sales, distribution and other resources than we do. These competitors may, among other things, be able to undertake more extensive research and development, adopt more aggressive marketing and pricing strategies, obtain more favorable pricing from suppliers and manufacturers and make more attractive offers to distribution partners than we can. In addition, some healthcare professionals and wellness advisors will continue to use existing methodologies, such as the Harris-Benedict equation and other formulas used to estimate metabolic rate, to derive metabolic rate estimates.

        Our current and potential competitors include:

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  companies that develop, manufacture or market metabolic carts and other devices traditionally used to derive metabolic rates, such as SensorMedics Corporation, a subsidiary of VIASYS Healthcare, Medical Graphics Corporation and Puritan Bennett Ltd., a subsidiary of Tyco International;

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  companies that develop, manufacture or market more portable metabolic monitors, such as KORR Medical Technologies, Medical Graphics Corporation, SensorMedics Corporation, a subsidiary of VIASYS Healthcare, P.K. Morgan Ltd. and COSMED S.r.l.; and

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  companies with significant expertise and resources in developing software applications that track nutritional and caloric information and are targeted at consumers, such as DietMaster Systems, Inc., NutriCounter, Inc. and Vivonic.

        In addition we may also compete with pharmaceutical companies, commercial weight management companies, producers of fitness products and equipment and other providers of alternative solutions to weight management and fitness. New or different products or methods of weight management, fitness and nutrition monitoring are continually being introduced. If any of our competitors were to become the industry standard or were to enter into or expand relationships with significantly larger companies through mergers, acquisitions or otherwise, our business and operating results could be significantly harmed. We may not be able to successfully compete against the numerous companies in our target markets.

        We believe that the principal competitive factors in the health monitoring device and application market are:

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  product functionality, accuracy and reliability;

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  ease of use and maintenance;

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  product price;

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  customer service and support;

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  timeliness of new product introductions; and

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  size and scope of distribution network.

        We believe that our competitive strengths are our technological leadership, our product design, performance and price, our focus on the needs of our customers including education and training, and our distribution strategy. To remain competitive, we believe that we must invest significant resources in developing new products and enhancing our current products and maintaining customer satisfaction worldwide.

Acquisition of Baby-C, Inc.

        In April 2001, we acquired Baby-C, Inc., a distributor of educational information and sample products to the child care market. We believed that Baby-C would provide an efficient distribution channel for our software products and drive the use of our other products. Concurrently with the closing of the acquisition, certain stockholders of Baby-C and their affiliates made a $5.0 million investment in our Series C preferred stock. The acquisition of Baby-C was a condition to this investment. The aggregate purchase price of the acquired company, plus related charges was $11.3 million and the consideration consisted of 1,446,525 shares of our common stock and options to purchase 86,804 shares of our common stock. Management made the decision to discontinue the operations of Baby-C effective in the fourth quarter of 2001. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview," for further information about the acquisition of Baby-C.

Legal Proceedings

        Softcare, Inc., which we acquired in March 2000, was named as a co-defendant with Softcare Clinical Informatics, John Sanderson, the chief executive officer and a stockholder of Softcare, and his wife, an employee of Softcare, in a lawsuit filed in April 1998 by Northwest Nutritional Medicine Clinic, PS, a professional services corporation, and certain of its principals and employees. The complaint was based on defendants' alleged misappropriation of a grant from the National Institute of Health for a study relating to Softcare's DietLog software and the benefits allegedly obtained through the parties' joint effort to obtain the grant and successfully complete the approved study. The plaintiffs have sought an accounting of alleged benefits that flowed from the grant and the successful completion of the study, the dissolution and liquidation of an alleged joint venture formed by the parties, recovery of amounts allegedly wrongfully withheld from plaintiffs, costs and attorney fees, and other relief. The case was dismissed in June 2002.

        Other than as described above, we are not currently party to any material legal proceedings.

Employees

        At March 31, 2002 we had 65 full-time employees, all of whom were based in the United States. Of the total, 31 were in research and development and clinical affairs, 16 were engaged in sales, marketing and customer service, three were in regulatory and quality assurance, and 15 were engaged in various administrative, finance and operations activities. None of our employees are subject to a collective bargaining agreement and we believe that our relations with our employees are good.

Facilities

        Our corporate headquarters facility consists of approximately 25,600 square feet and is located in Golden, Colorado. We lease our corporate headquarters facility pursuant to a lease agreement that expires in December 2007. We lease a facility in Los Gatos, California for research and development activities under a lease that expires in May 2005. We also have unoccupied office space in Seattle, Washington under a lease that expires in June 2005. We believe that these facilities are adequate for our current operations and that additional space can be obtained on commercially reasonable terms if needed.

Scientific Advisory Group

        We have established a scientific advisory group to provide us with access to advice and direction from a group of well respected and established professionals. Our advisory group members have expertise in weight management and the treatment of obesity, clinical and hospital-based nutrition programs, and the nutrition, fitness and health club industry. None of the members of our scientific advisory group is an officer, director or employee of the company. We consider our advisory group members to be leaders in their fields, and they offer us advice regarding:

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  clinical, medical, nutrition, weight management and fitness program design;

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  product and technology innovations, sales and marketing strategies and clinical research trials;

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  current and emerging needs for products and services in weight management and clinical nutrition;

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  design input for and evaluation of the scientific merit and integrity of clinical trials; and

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  evaluation and reconciliation of the strength of validity, reliability and clinical efficacy data.

        The following individuals are members of our scientific advisory group:

Name	Position and Affiliation
James O. Hill, Ph.D.	Director, Center for Human Nutrition, University of Colorado Health Sciences Center, Denver, Colorado
Charles Billington, M.D.	Professor of Medicine, VA Medical Center, Special Diagnosis and Treatment Unit 111P, Minneapolis, Minnesota
Steven Blair, DPE	Director of Research, Cooper Institute for Aerobics Research, Dallas, Texas
George L. Blackburn, M.D., Ph.D.	Associate Director of Nutrition, Division of Nutrition, Harvard Medical School, Beth Israel Deaconess Medical Center, Boston, Massachusetts
Richard Branson, R.R.T.	Associate Professor of Clinical Surgery, Department of Surgery, Division of Trauma and Critical Care, University Hospital Medical Center, Cincinnati, Ohio
Gary Foster, Ph.D.	Associate Professor and Clinical Director Weight and Eating Disorders Program, University of Pennsylvania School of Medicine, Philadelphia, Pennsylvania
John P. Grant, M.D.	Professor of Surgery, Duke University Medical Center, Durham, North Carolina
Steven Heymsfield, M.D.	Deputy Director, Obesity Research, St. Luke's-Roosevelt Hospital Center, Columbia University College of Physicians and Surgeons, New York, New York
Carol S. Ireton-Jones, Ph.D., R.D., L.D., C.N.S.D., F.A.C.N.	Nutrition Therapy Specialist, Carrollton, Texas
Danny O. Jacobs, M.D., M.P.H., C.N.S.P.	Chairman, Department of Surgery, Creighton University Medical Center, Omaha, Nebraska
Janet King, Ph.D.	Director, USDA Western Research Center, University of California, Davis, California

Samuel Klein, M.D.	William H. Danforth Professor of Medicine and Nutritional Science Director, Center for Human Nutrition, Washington University, St. Louis, Missouri
Steven A. McClave, M.D.	Medical Director, Gastroenterology/Clinical Nutrition Vencor Hospital, Louisville, Kentucky; Director, Clinical Nutrition, University of Louisville School of Medicine, Louisville, Kentucky
David Nieman, Ph.D.	Director, Human Performance Laboratory, Appalachian State University, Boone, North Carolina
Sachiko St. Jeor, Ph.D., R.D.	Professor and Director of Nutrition Education and Research Program at the University of Nevada at Reno, University of Nevada School of Medicine, Reno, Nevada
Tom Storer, Ph.D.	Professor and Director, Exercise Science Laboratory, El Camino College, Torrance, California. Adjunct Professor of Medicine, Division of Endocrinology Charles Drew-University of California, Los Angeles School of Medicine, Los Angeles, California

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information with respect to our executive officers and directors as of June 17, 2002.

Name	Age	Position
James R. Mault, M.D.	40	Chairman of the Board and Chief Executive Officer
Noel L. Johnson, Ph.D.	44	President, Chief Operating Officer and Director
Stephen E. Webb	53	Chief Financial Officer
Scott K. Meyer	44	Vice President of Worldwide Sales and Chief Marketing Officer
Kamal Hamid	41	Vice President, Investor Relations and Strategic Planning
Jay T. Kearney, Ph.D.	57	Vice President, Clinical Affairs
Mark B. Mondry	40	Vice President and General Counsel
Khalid Al-Mansour(1)	66	Director
Allen M. Krass	71	Director
William B. Ross	52	Director
Charles P. Rothstein(1)(2)	43	Director
Arthur J. Samberg	61	Director
Robert I. Theis(1)(2)	41	Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

        Mr. Mondry resigned effective June 28, 2002.

        James R. Mault, M.D. has served as our Chairman of the Board since he co-founded our company in February 1998. Dr. Mault has also served as our Chief Executive Officer since April 2000. Dr. Mault is a board-certified Cardiothoracic surgeon and has served as a consultant to several medical corporations. From July 1997 to December 1999, Dr. Mault served as an Assistant Professor of Cardiothoracic Surgery at the University of Colorado Health Sciences Center and as Chief of Thoracic Surgery Service and Director of the Surgical Intensive Care Unit of the Denver Veterans Administration Medical Center. Dr. Mault holds a B.S. in Biology and an M.D. from the University of Michigan.

        Noel L. Johnson, Ph.D. has served as our Chief Operating Officer since May 1999 and as our President since January 2002. Dr. Johnson has also served as a Director since July 2000. Prior to joining us, Dr. Johnson managed calorimetry systems research and development for the Hospital Products division of Abbott Laboratories from October 1996 to May 1999. From May 1994 to September 1996, Dr. Johnson managed new business development for the Critical Care Products division of Abbott Laboratories. For over seven years, Dr. Johnson managed research and development for hospital medical products at Abbott Laboratories. Dr. Johnson holds a B.S. in Electrical Engineering and Computer Science from the University of California, Berkeley and a Masters and Ph.D. in Biomedical Engineering from the University of Virginia.

        Stephen E. Webb has served as our Chief Financial Officer since February 2002. Prior to joining us, Mr. Webb served as Senior Vice President and Chief Financial Officer for New Era of Networks, Inc., an enterprise software company, from December 1996 until its acquisition by Sybase, Inc. in April 2001. Prior to joining New Era of Networks, Mr. Webb served as Executive Vice President and Chief Financial Officer of Telectronics Pacing Systems, Inc., a medical device company, which was later acquired by St. Jude, from April 1994 to December 1996. Mr. Webb also served in a number of senior financial positions at Hewlett Packard. Mr. Webb holds a B.A. in Psychology from Stanford University and an M.B.A. from Harvard Business School.

        Scott K. Meyer has served as our Vice President of Worldwide Sales and Chief Marketing Officer since April 2002. Prior to joining us, Mr. Meyer was Vice President of Global Business Management at The Gillette Company, where he had worldwide responsibility for the Braun Oral-B power oral care business, from June 1993 to January 2002. Mr. Meyer has also held various positions in brand management during 11 years with Johnson & Johnson. Mr. Meyer holds a B.S. in General Management from Purdue University School of Management and an M.B.A. in Marketing and Finance from Columbia University Graduate School of Business.

        Kamal Hamid has served as our Vice President, Investor Relations and Strategic Planning since February 2002. From November 2000 to February 2002, Mr. Hamid served as our Chief Financial Officer. Prior to joining us, Mr. Hamid served as Senior Vice President of Business Development at The OnHealth Network Company, which was later acquired by WebMD, from January 2000 to October 2000. Prior to joining WebMD, Mr. Hamid was a Senior Vice President of Equity Research at Tucker Anthony Cleary Gull from June 1999 to December 1999 and Senior Vice President of Equity Research for Hanifen, Imhoff Inc. from September 1997 to May 1999. Mr. Hamid holds a B.S. and a B.A. in Real Estate and Construction Management and an M.B.A. from the University of Denver.

        Jay T. Kearney, Ph.D. has served as our Vice President, Clinical Affairs since September 2000. Prior to joining us, Dr. Kearney served as a Senior Sports Physiologist at the United States Olympic Training Center in Colorado Springs from August 1986 to September 2000. During his time at the Olympic Training Center, Mr. Kearney served as the Director of the Sports Science and Technology Division and Head of the Sports Physiology Department. From 1974 to 1986, Mr. Kearney served as a Professor in the Department of Health and Physical Education at the University of Kentucky. Dr. Kearney holds a B.S. in Physical Education and Biological Sciences from SUNY Brockport and a Masters and a Ph.D. in Exercise Physiology from the University of Maryland.

        Mark B. Mondry has served as our Vice President and General Counsel since January 2002. From July 2000 to January 2002, Mr. Mondry served as our Vice President of Business Development and Intellectual Property. Prior to joining us, Mr. Mondry served as Director of Operations and Patent Counsel for Guidant Corporation, formerly a division of Eli Lilly & Co., from January 1993 to July 2000. Mr. Mondry holds a B.S. in Manufacturing Engineering from Miami University (Ohio), a Masters of Administrative Sciences from Johns Hopkins University and a J.D. from the University of Maryland. Mr. Mondry is a registered Patent Attorney and a member of the California and Washington, D.C. bars.

        Khalid Al-Mansour has served as a director of our company since June 2001. From 1996 to the present, Mr. Al-Mansour has served as a legal and financial consultant. Mr. Al-Mansour serves on the board of directors of Saudi African Bank, United Bank of Africa, Kingdom Holding Africa, United Communications for Africa, ACTEL Corporation, V-Tech Inc., Landmark Entertainment, Kingdom Entertainment, First African Arabian Insurance, SCOA, Tradescape Inc., AfriVest Infrastructure Fund, First Financial Insurance, Dignity Building Systems, Multimedia Super Corridor and Remote Source Lighting Intl JV. Mr. Al-Mansour holds a B.A. in Philosophy from Howard University and a J.D. from the University of California, Berkeley.

        Allen M. Krass has served as a director of our company since December 1998. Mr. Krass has been a stockholder with the law firm of Gifford, Krass, Groh, Sprinkle, Anderson & Citkowski, P.C. since 1994 where he practices intellectual property law. Prior to entering into private practice, Mr. Krass was a patent attorney for the Research Laboratories Division of Bendix Corporation. Mr. Krass holds a B.S.E. in Electrical Engineering from the University of Michigan and a J.D. from Wayne State University.

        William B. Ross has served as a director of our company since July 2000. Mr. Ross has served as the Executive Vice President and Chief Operating Officer of VIASYS Healthcare since March 2001. From January 2000 to March 2001, Mr. Ross served as interim chief executive officer for VIASYS. Mr. Ross was a group president of a group of respiratory companies for Thermoelectron Corporation, from June 1998 to January 2000. From October 1996 to June 1998, Mr. Ross was president of SensorMedics Corporation, a wholly-owned subsidiary of VIASYS. Mr. Ross holds a B.S. in Electrical Engineering and a B.S. in Premedical Studies from the University of Idaho and an M.S. in Electrical Engineering from Washington University, St. Louis.

        Charles P. Rothstein has served as a director of our company since July 2000. From 1988 to the present, Mr. Rothstein has served as founder and Managing Director of GMA Capital, a private equity and investment banking firm that provides privately owned businesses with services in connection with acquisitions, divestitures, joint ventures and corporate financings. He is also a manager of InvestCare Partners, L.P., a venture capital fund specializing in healthcare technologies. Mr. Rothstein holds a B.B.A. and an M.B.A. from the University of Michigan.

        Arthur Samberg has served as a director of our company since March 2001. From January 1999 to the present, Mr. Samberg has served as the Chairman and Chief Executive Officer of Pequot Capital, a hedge fund. From February 1985 to December 1998, Mr. Samberg was President of Dawson-Samberg Capital Management, an investment advisory firm. Mr. Samberg holds an S.B. in Aero and Astronautics from Massachusetts Institute of Technology, an M.S. in Aero and Astronautics from Stanford University and an M.B.A. from Columbia University.

        Robert Theis has served as a director of our company since July 2000. Since July 2000, Mr. Theis has served as a General Partner with Doll Capital Management, a venture capital firm committed to funding early-stage technology companies. Prior to joining Doll Capital Management, Mr. Theis was Executive Vice President and Chief Marketing officer of New Era of Neworks from September 1996 to July 2000. Prior to joining New Era of Neworks, Mr. Theis spent over ten years at Sun Microsystems in a variety of senior management roles, including Managing Director, Worldwide Financial Services Industry Group. Prior to Sun Microsystems, Mr. Theis served in management roles at Silicon Graphics and McDonnell Douglas Corporation. Mr. Theis holds a B.S. in Economics and Computer Science from the University of Pittsburgh.

Classified Board of Directors

        Immediately following the offering, our board of directors will consist of eight directors divided into three classes with each class serving for a term of three years as follows:

Class	Expiration	Member
Class I	2003	Khalid Al-Mansour, Noel Johnson and Allen Krass
Class II	2004	James Mault, William Ross and Charles Rothstein
Class III	2005	Arthur Samburg and Robert Theis

        At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed those directors whose terms are expiring. In addition, our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Board Committees

        The board of directors has a compensation committee and an audit committee. The compensation committee, currently comprised of Robert Theis and Charles Rothstein, administers the 1998 Stock Plan, the 2002 Stock Plan, the Employee Stock Purchase Plan, the 2002 Director Option Plan and all matters concerning executive compensation and employee agreements. The audit committee, currently comprised of Khalid Al-Mansour, Charles Rothstein, and Robert Theis, performs the following functions:

  •
  monitors our system of internal controls;
  •
  monitors corporate financial reporting and internal and external audits;
  •
  provides the board of directors with the results of its examinations and recommendations;
  •
  outlines to the board of directors the improvements made or to be made in internal accounting controls;
  •
  nominates independent auditors; and
  •
  provides the board of directors with other information and materials necessary to make the board of directors aware of significant financial matters.

        The compensation committee was established in September 2000. The audit committee was established in April 2002.

Director Compensation

        We do not currently pay compensation to directors for serving in that capacity, except for the reimbursement of business, travel and other related expenses. As described below in "Certain Transactions—Option Grants," we have granted options to all of our directors.

Compensation Committee Interlocks and Insider Participation

        The compensation committee is currently comprised of Robert Theis and Charles Rothstein. Neither of these committee members has at any time been an officer or employee of our company. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. Please see "Certain Transactions" for a description of certain of our relationships and transactions with the members of the compensation committee and their affiliates.

Limitation on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;
  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
  •
  unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or
  •
  any transaction from which the director derived an improper personal benefit.

        Our bylaws require that we indemnify our directors and officers to the extent permitted by Delaware law. We may, in our discretion, indemnify other employees and agents to the extent permitted by Delaware law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any of our officers, directors, employees or other agents for any liability incurred in that capacity or arising out of that status, regardless of whether indemnification is permitted under Delaware law.

        We have also entered into agreements to indemnify our directors and officers. These agreements indemnify our directors and officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of our company, arising out of their services as one of our directors or officers, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. In addition, we have obtained directors' and officers' insurance providing indemnification for some of our directors, officers and employees for certain liabilities. We believe that these provisions, agreements and insurance are necessary to attract and retain qualified directors and officers.

        The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. Moreover, a stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Executive Compensation

        The following table sets forth information concerning the compensation that we paid during the fiscal year ended December 31, 2001 to our Chief Executive Officer and to our other most highly compensated officers, or our named executive officers, who earned more than $100,000 during that fiscal year. We did not grant any restricted stock awards, options, stock appreciation rights, nor make any payments under a long-term incentive plan to our named executive officers in the fiscal year ended December 31, 2001.

Summary Compensation Table

	Annual Compensation
Name and Principal Positions			All Other Compensation
	Salary	Bonus
James R. Mault Chairman and Chief Executive Officer	$249,359	$—	$—
Noel L. Johnson President and Chief Operating Officer	199,503	12,500	—
Stephen Wilhite (1) Chief Marketing Officer	226,000	—	33,000
Kamal Hamid Vice President, Investor Relations and Strategic Planning	179,539	—	—
Jay T. Kearney Vice President, Clinical Affairs	135,231	—	—
Mark B. Mondry (2) Vice President and General Counsel	179,705	—	—
John D. Sanderson (3) Senior Vice President of Research	165,000	—	—

(1)
Mr. Wilhite's employment with us terminated in November 2001. Mr. Wilhite received $33,000 in relocation expenses in connection with his employment.
(2)
Mr. Mondry's employment with us terminated in June 2002.
(3)
Mr. Sanderson's employment with us terminated in October 2001.

        Stephen E. Webb, our Chief Financial Officer, began his employment with us in February 2002. His annual salary is $200,000, and he is eligible to earn a bonus. In April 2002, Mr. Webb was granted an option to purchase 151,941 shares of our common stock. Please see "Management—Employment Agreements and Change of Control Agreements."

        Scott K. Meyer, our Vice President of Worldwide Sales and Chief Marketing Officer, began his employment with us in April 2002. His annual salary is $200,000, and he is eligible to earn a bonus. In April 2002, Mr. Meyer was granted an option to purchase 160,000 shares of our common stock. Please see "Management—Employment Agreements and Change of Control Agreements."

Option Grants in Last Fiscal Year

        We did not grant any options to our named executive officers during the fiscal year ended December 31, 2001.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth information concerning exercisable and unexercisable options held by our named executive officers as of December 31, 2001. All options were granted under our 1998 Stock Plan. The value realized is based on the assumed initial public offering price of $7.50, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option. However, there were no exercises of options by our named executive officers in the fiscal year ended December 31, 2001. The value of unexercised in-the-money options at December 31, 2001 is based on the assumed initial offering price of $7.50, less the aggregate exercise price of the options multiplied by the number of shares issued upon exercise of the option.

			Number of Unexercised Options at December 31, 2001		Value of Unexercised In-the-Money Options at December 31, 2001
	Shares Acquired On Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
James R. Mault	—	—	255,556	144,444	$1,495,002.60	$844,997.40
Noel L. Johnson	—	—	291,666	108,334	1,884,162.36	699,837.64
Stephen Wilhite	—	—	—	—	—	—
Kamal Hamid	—	—	21,666	58,333	105,621.75	284,373.38
Jay T. Kearney	—	—	11,110	15,556	58,327.50	81,669.00
Mark B. Mondry	—	—	22,037	24,629	115,694.25	129,302.25
John D. Sanderson	—	—	261,905	—	1,424,108.44	—

Employment Agreements and Change of Control Agreements

        James Mault. On April 23, 2000, we entered into a letter agreement with James Mault to serve as our Chief Executive Officer effective as of January 1, 2000 at a monthly base salary of $18,750. The agreement provides that Dr. Mault's employment is at will and may be terminated at any time with or without cause. Under the agreement, Dr. Mault was granted an option to purchase 400,000 shares of common stock at an exercise price of $1.65 per share pursuant to our 1998 Stock Plan. Currently, Dr. Mault also serves as Chairman of our board of directors. Dr. Mault is subject to confidentiality and invention assignment requirements under his employment agreement. In November 2000, Dr. Mault also executed a change of control agreement, which entitles him to accelerated vesting of all stock options and shares of restricted stock upon involuntary termination of employment with the company within eighteen months of a change of control of the company. Under the change of control agreement, Dr. Mault is also entitled to one year's severance pay and benefits following such involuntary termination.

        Noel Johnson. On May 27, 1999, we entered into a letter agreement with Noel Johnson to serve as our Chief Executive Officer at a monthly salary of $14,583. Mr. Johnson now serves as our President and Chief Operating Officer and as a director. Mr. Johnson's letter agreement provides that Mr. Johnson's employment is at will and may be terminated at any time with or without cause. The agreement also provides that he be issued and sold 800,000 shares of our common stock at $0.0075 per share pursuant to a restricted stock purchase agreement. As of May 17, 2001, all 800,000 shares were fully vested. Mr. Johnson is also subject to confidentiality and invention assignment requirements under his employment agreement. In November 2000, Mr. Johnson executed a change of control agreement, which entitles him to accelerated vesting of all stock options and shares of restricted stock upon involuntary termination of employment with the company within eighteen months of a change of control of the company. Mr. Johnson is also entitled to one year's severance pay and benefits following such involuntary termination.

        Stephen Webb. On February 11, 2002, we entered into a letter agreement with Stephen Webb to serve as our Chief Financial Officer at a monthly salary of $16,667 effective as of February 11, 2002. The agreement provides that Mr. Webb's employment is at will and may be terminated at any time with or without cause. Mr. Webb's employment agreement provides that he be granted an option to purchase 151,941 shares of our common stock at an exercise price of $7.50 per share pursuant to our 1998 Stock Plan. Mr. Webb is subject to confidentiality and invention assignment requirements under his employment agreement. In April 2002, Mr. Webb also executed a change of control agreement, which entitles him to accelerated vesting of all stock options and shares of restricted stock upon involuntary termination of employment with the company within eighteen months of a change of control of the company. Under the change of control agreement, Mr. Webb is also entitled to two years' severance pay and benefits following such involuntary termination.

        Scott Meyer. On April 11, 2002, we entered into a letter agreement with Scott Meyer to serve as our Vice President of Worldwide Sales and Chief Marketing Officer at a monthly salary of $16,667 effective April 22, 2002. The agreement provides that Mr. Meyer's employment is at will and may be terminated at any time with or without cause. Under the agreement, he was granted an option to purchase 160,000 shares of our common stock at an exercise price of $7.50 per share under our 1998 Stock Plan. Mr. Meyer is subject to confidentiality and invention assignment requirements under his employment agreement. In April 2002, Mr. Meyer also executed a change of control agreement, which entitles him to accelerated vesting of all stock options and shares of restricted stock upon involuntary termination of employment with the company within eighteen months of a change of control of the company. Under the change of control agreement, Mr. Meyer is also entitled to one year's severance pay and benefits following such involuntary termination.

        Kamal Hamid. On October 2, 2000, we entered into a letter agreement with Kamal Hamid to serve as our Chief Financial Officer at a monthly salary of $15,000 effective as of November 13, 2000. Currently, Mr. Hamid serves as our Vice President, Investor Relations and Strategic Planning. The agreement provides that Mr. Hamid's employment is at will and may be terminated at any time with or without cause. Under the agreement, he was granted an option to purchase 80,000 shares of our common stock at an exercise price of $2.625 per share under our 1998 Stock Plan. Mr. Hamid is subject to confidentiality and invention assignment requirements under his employment agreement. In April 2002, Mr. Hamid also executed a change of control agreement, which entitles him to accelerated vesting of all stock options and shares of restricted stock upon involuntary termination of employment with the company within eighteen months of a change of control of the company. Under the change of control agreement, Mr. Hamid is also entitled to one year's severance pay and benefits following such involuntary termination.

        Jay T. Kearney. On July 26, 2000, we entered into a letter agreement with Jay T. Kearney to serve as our Vice President, Clinical Affairs at a monthly salary of $11,250 effective as of September 1, 2000. The agreement provides that Mr. Kearney's employment is at will and may be terminated at any time with or without cause. Under the agreement, he was granted an option to purchase 26,666 shares of our common stock at an exercise price of $2.25 per share under our 1998 Stock Plan. Mr. Kearney is subject to confidentiality and invention assignment requirements under his employment agreement.

        Mark Mondry. On July 14, 2000, we entered into a letter agreement with Mark Mondry to serve as our Vice President, Business Development and Intellectual Property at a monthly salary of $15,000 effective as of July 17, 2000. Mr. Mondry served as our Vice President and General Counsel from January 2002 to June 2002. The agreement provided that Mr. Mondry's employment was at will and could be terminated at any time with or without cause. Under the agreement, he was granted an option to purchase 46,666 shares of our common stock at an exercise price of $2.25 per share under our 1998 Stock Plan. Mr. Mondry is subject to confidentiality and invention assignment requirements under his employment agreement. In July 2000, Mr. Mondry also executed a change of control agreement, which entitled him to accelerated vesting of all stock options and shares of restricted stock upon involuntary termination of employment with the company within eighteen months of a change of control of the company. Under the change of control agreement, Mr. Mondry was also entitled to one year's severance pay and benefits following such involuntary termination. Mr. Mondry resigned effective June 28, 2002. Please see "Certain Transactions—Additional Related Party Transactions" for a description of Mr. Mondry's separation agreement.

Stock Plans

1998 Stock Plan

        On May 15, 1998, our board of directors adopted our 1998 Stock Plan, and the stockholders approved our 1998 Stock Plan in May 1998. Our board of directors has decided not to grant any additional awards under the 1998 Stock Plan effective as of the closing of this offering. However, the 1998 Stock Plan will continue to govern the terms and conditions of the outstanding awards granted under it.

        A total of 4,000,000 shares of our common stock are authorized for issuance under the 1998 Stock Plan. As of June 17, 2002, options and stock purchase rights to acquire a total of 2,880,310 shares of our common stock were issued and outstanding, and a total of 212,037 shares of our common stock had been issued upon the exercise of options and stock purchase rights granted under the 1998 Stock Plan.

        Our board of directors or a committee of our board administers the 1998 Stock Plan. The administrator has the authority to determine the terms and conditions of the options and stock purchase rights granted under the 1998 Stock Plan.

        Our 1998 Stock Plan provides for the grant of options and stock purchase rights to our service providers. Stock purchase, rights and nonstatutory stock options may be granted to our, and our parent or subsidiary corporations' employees, directors and consultants, and incentive stock options within the meaning of Section 422 of the Internal Revenue Code may be granted to our, and our parent and subsidiary corporations' employees.

        The exercise price of options granted under our 1998 Stock Plan may not be less than 85% of fair market value of our common stock on the date of grant, or 100% of fair market value of our common stock in the case of an incentive stock option, and the term of an option may not exceed 10 years. An outstanding option may terminate before the end of its 10-year term if an optionee ceases to be a service provider.

        Stock purchase rights provide an eligible service provider the right to purchase shares of our common stock. The shares under a stock purchase right may or may not be fully vested on the date of grant. If the shares are initially unvested, the shares will vest as determined by the administrator. We generally will have the right to repurchase any unvested shares upon the individual's termination of service with us at the original price paid for the shares.

        Our 1998 Stock Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each stock purchase right and option. If the outstanding stock purchase rights or options are not assumed or substituted, the administrator may provide that they become fully exercisable before termination.

2002 Stock Plan

        Our board of directors adopted the 2002 Stock Plan in April 2002, and the stockholders approved the 2002 Stock Plan in June 2002. The 2002 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

        We have reserved a total of 3,333,333 shares of our common stock for issuance pursuant to the 2002 Stock Plan. We expect the 2002 Stock Plan to become effective on the completion of this offering. At that time, no further grants will be made under the 1998 Stock Plan. In addition, the 2002 Stock Plan provides that any shares reserved but unissued under the 1998 Stock Plan and any shares returned to the 1998 Stock Plan as the result of termination of options or the repurchase of shares issued under the 1998 Stock Plan will be reserved for issuance under the 2002 Stock Plan together with annual increases in the number of shares available for issuance under the 2002 Stock Plan on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of:

  •
  5% of the outstanding shares of common stock on the first day of our fiscal year,

  •
  1,200,000 shares, or

  •
  an amount our board may determine.

        Our board of directors or a committee of our board administers the 2002 Stock Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

        The administrator determines the exercise price of options granted under the 2002 Stock Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option generally may not exceed ten years and the administrator determines the term of all other options.

        No optionee may be granted an option to purchase more than 666,666 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an additional option to purchase up to 1,333,333 shares.

        After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

        The administrator determines the exercise price of stock purchase rights granted under the 2002 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

        The 2002 Stock Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option and stock purchase right during his or her lifetime.

        The 2002 Stock Plan provides that in the event of our "change of control," the successor corporation will assume or substitute an equivalent option or right for each outstanding option or stock purchase right. If there is no assumption or substitution of outstanding options or stock purchase rights, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

        The 2002 Stock Plan will automatically terminate in 2012, unless we terminate it sooner. In addition, our board of directors will have the authority to amend, suspend or terminate the 2002 Stock Plan provided it does not adversely affect any option previously granted under it.

Employee Stock Purchase Plan

        Our board of directors adopted an Employee Stock Purchase Plan in April 2002, and the stockholders approved the Employee Stock Purchase Plan in June 2002.

        A total of 933,333 shares of our common stock has been made available for sale. In addition, our Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of:

  •
  2% of the outstanding shares of our common stock on the first day of the fiscal year,

  •
  533,333 shares, or

  •
  such other amount as may be determined by our board of directors.

        Our board of directors or a committee of our board administers the Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the Employee Stock Purchase Plan and determine eligibility.

        All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee:

  •
  immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  •
  whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

        The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally will start on the first trading day on or after February 15th and August 15th of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after the earlier of August 15, 2004 or 27 months from the beginning of the first such offering period.

        The Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant's base salary, wages, overtime pay, commissions, bonuses and other compensation remuneration paid directly to the employee. A participant may purchase a maximum of 2,500 shares during a 6-month purchase period.

        Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or at the end of a purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

        A participant may not transfer rights granted under the Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Employee Stock Purchase Plan.

        In the event of our "change of control," a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

        Our board of directors has the authority to amend or terminate the Employee Stock Purchase Plan, except that, subject to certain exceptions described in the Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under the Employee Stock Purchase Plan.

2002 Director Option Plan

        Our board of directors adopted the 2002 Director Option Plan in April 2002, and the stockholders approved the 2002 Director Option Plan in June 2002. The 2002 Director Option Plan provides for the periodic grant of nonstatutory stock options to our non-employee directors.

        We reserved a total of 200,000 shares for issuance under the 2002 Director Option Plan. In addition, the 2002 Director Option Plan provides for annual increases in the number of shares available for issuance under it on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of: the number of shares granted pursuant to options under the 2002 Director Option Plan in the prior fiscal year, or an amount determined by our board of directors.

        All grants of options to our non-employee directors under the 2002 Director Option Plan are automatic. We will grant each non-employee director an option to purchase 25,000 shares when such person first becomes a non-employee director, except for those directors who become non-employee directors by ceasing to be employee directors. All non-employee directors will receive an option to purchase 10,000 shares, as well as an option for an additional 5,000 shares for each board committee upon which the non-employee director serves, on the date of our annual stockholder's meeting each year.

        All options granted under our 2002 Director Option Plan have a term of ten years and an exercise price equal to fair market value on the date of grant. Each option to purchase 25,000 shares becomes exercisable as to 25% of the shares subject to the option on each anniversary of its date of grant provided the non-employee director remains a director on such dates. Each option to purchase 10,000 shares or 5,000 shares becomes exercisable as to 100% of the shares subject to the option on the    anniversary of the its date of grant provided the non-employee director remains a director on such date. If a non-employee director is nominated for re-election but is not re-elected to the board, any unvested portion of that director's options will become immediately exercisable.

        After termination as a non-employee director with us, an optionee must exercise an option at the time set forth in his or her option agreement. If termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will remain exercisable for a period of 3 months. However, an option may never be exercised later than the expiration of its term.

        A non-employee director may not transfer options granted under the 2002 Director Option Plan other than by will or the laws of descent and distribution. Only the non-employee director may exercise the option during his or her lifetime.

        In the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each option. If such assumption or substitution occurs, the options will continue to be exercisable according to the same terms as before the merger or sale of assets. If the outstanding options are not assumed or substituted for, our board of directors will notify each non-employee director that he or she has the right to exercise the option as to all shares subject to the option for a period of 30 days following the date of the notice. The option will terminate upon the expiration of the 30-day period.

        Unless terminated sooner, the 2002 Director Option Plan will automatically terminate in 2012. Our board of directors has the authority to amend, alter, suspend, or discontinue the 2002 Director Option Plan, but no such action may adversely affect any grant made under it.

401(k) Savings Plan

        We sponsor a 401(k) savings plan covering our employees who are at least 21 years of age. The 401(k) savings plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the 401(k) savings plan and income earned on such contributions are not taxable to employees until withdrawn from the 401(k) savings plan. Subject to restrictions imposed by the Internal Revenue Code on highly compensated employees, employees may generally defer up to 15% of their pre-tax earnings up to the statutorily prescribed annual limit, which is $11,000 for the 2002 calendar year, and to have the amount of such reduction contributed to the 401(k) savings plan. The 401(k) savings plan permits, but does not require, additional matching contributions to the 401(k) savings plan. To date, we have not made any matching contributions to the 401(k) savings plan. The 401(k) savings plan may be amended or terminated by us at any time, and in our sole discretion.

CERTAIN TRANSACTIONS

        We describe below transactions and series of similar transactions, since inception through June 17, 2002, to which we were or will be a party:

  •
  in which the amounts involved exceeded or will exceed $60,000; and

  •
  in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

        We also describe below certain other transactions with directors, executive officers and holders of our common stock.

        We believe that all related-party transactions described below were on terms no less favorable than could have been otherwise obtained from unrelated third parties.

Equity Investment Transactions

        From April 1999 to August 1999, we sold 807,993 shares of Series A preferred stock for $1.875 per share. From November 1999 to March 2000, we sold 533,327 shares of Series B preferred stock for $7.50 per share. From May 2000 to February 2002, we sold 6,666,639 shares of Series C preferred stock for $7.50 per share. Listed below are the directors, executive officers and stockholders who beneficially own 5% or more of our securities who participated in these financings.

Directors, Executive Officers and 5% Stockholders	Series A preferred stock (shares)	Series B preferred stock (shares)	Series C preferred stock (shares)	Aggregate cash consideration
William B. Ross(1)	—	13,333	—	$99,998
Kamal Hamid	—	3,333	—	24,998
Arthur Samberg	—	—	466,666	3,499,995
Joseph Samberg(2)	—	—	533,332	3,999,998
Fridolin Voegeli	320,000	133,333	266,666	3,599,993

(1)
includes 3,333 shares later transferred to an immediate family member.

(2)
includes 266,666 shares held by Campfire LLC of which Mr. Samberg is one of three direct beneficiaries. Mr. Samberg disclaims beneficial ownership in the shares held by Campfire LLC, except to the extent of his pecuniary interest.

Restricted Stock Purchase Agreements

        On May 27, 1999, pursuant to an employment agreement with Mr. Noel Johnson, we entered into a Restricted Stock Purchase Agreement with him for the purchase of 800,000 shares of our common stock at $0.0075 per share. Under the purchase agreement, 533,333 shares of the common stock purchased by Mr. Johnson were subject to our repurchase option based on a reverse vesting schedule. As of May 17, 2001, all 533,333 shares were released from our repurchase option. Please see "Management—Employment Agreements and Change of Control Agreements" for a further description of the employment agreement.

License Agreements

        On March 1, 1998, we entered into a license agreement with Dr. James Mault pursuant to which we received a license to certain patent rights. Pursuant to the agreement, we issued Dr. Mault a total of 3,200,000 shares of common stock. We were also required to pay Dr. Mault a $5,000 monthly royalty until March 2003. We recorded this obligation as a related party note payable in our financial statements. We assigned no value to the stock issued, nor the asset received, as neither had determinable fair values and Dr. Mault's basis in the intellectual property was negligible. From March

1998 through May 2002, we paid Dr. Mault royalties totaling $255,000. In December 1999, we amended the license agreement to enlarge the scope of the original grant, eliminate certain royalty payment obligations, and agreed to pay certain patent maintenance and application costs. In connection with the amendment to the license, we also issued Dr. Mault a warrant to purchase 266,666 shares of our common stock. The warrant is exercisable in whole or in part and shall terminate on the earlier of December 10, 2004, or the closing of an acquisition that results in the sale of substantially all of our assets or a change of control of the company, or the closing of this offering. Please see "Description of Capital Stock—Warrants" for a further description of this warrant. Pursuant to the license agreement, we also issued a total of 800,000 shares of common stock to Mr. Allen Krass. Mr. Krass owns a 20% undivided interest in the patent rights and has granted Dr. Mault the exclusive right to license or assign his interest in the patent rights.

        In May 2002, Dr. Mault assigned to us all of the patent rights covered under the license discussed above. Dr. Mault also sold and assigned to us patent rights that cover technologies in the field of cardiac output. We believe this field of technology will be important to us as we expand our product offerings. In exchange for the sale and assignment of these patent rights, we agreed to pay Dr. Mault $1.75 million upon the closing of this offering. In addition, to the extent that we develop cardiac output devices that incorporate technologies covered by the patent rights, we must pay Dr. Mault royalties based on revenues received from the sale of such products, initially at a rate of 3% of revenues and then at declining percentages based on pre-determined sale thresholds, up to a maximum of $6 million.

Acquisition of Softcare, Inc.

        In March 2000, we acquired Softcare, Inc., a nutrition monitoring software developer. Pursuant to the merger agreement, we issued 818,280 shares of our common stock in exchange for all of the outstanding shares of capital stock of Softcare held by Mr. John Sanderson and assumed the outstanding options to purchase common stock of Softcare. Mr. Sanderson currently holds in excess of five percent of our capital stock. In connection with the acquisition, we also entered into an employment agreement with Mr. Sanderson to be our Senior Vice President of Research.

        Mr. Sanderson's employment with us was terminated in October 2001. During the fiscal year ended December 31, 2001, we paid Mr. Sanderson $165,000 in salary. In April 2002, we entered into a settlement agreement and mutual general release with Mr. Sanderson in order to settle and release claims made by Mr. Sanderson regarding the termination provisions of his options, as well as other matters arising between Mr. Sanderson and us related to Mr. Sanderson's employment. In exchange for a release of all claims by Mr. Sanderson, we acknowledged that Mr. Sanderson holds an option to purchase 261,905 shares of our common stock at an exercise price of $2.06 per share until April 13, 2005, and we agreed to pay Mr. Sanderson approximately $30,000 in accrued vacation.

Acquisition of Baby-C, Inc.

        In April 2001, we acquired Baby-C, Inc., a distributor of educational information and sample products to the child care market. We issued 1,446,525 shares of our common stock in exchange for all the outstanding shares of Baby-C, which were all held by Mr. Arthur Samberg, one of our directors, and his family members. We also substituted outstanding options to purchase common stock of Baby-C with options to purchase 86,804 shares of our common stock. In connection with the closing of the acquisition of Baby-C, we sold a total of 666,666 shares of our Series C preferred stock to Arthur Samberg, Joseph Samberg and Campfire Family, LLC, which is owned by Joseph Samberg and other family members, for a per share price of $7.50. The acquisition of Baby-C was a condition to this investment.

        In connection with the acquisition of Baby-C, we entered into an employment agreement with Sandra Samberg to be the Chief Executive Officer of Baby-C. However, in December 2001, we

discontinued the operations of Baby-C. As a result, Mrs. Samberg's employment with us terminated in January 2002. From April 2001 until January 2002, we paid Mrs. Samberg $73,353 in salary pursuant to her employment agreement. In February 2002, we entered into a separation agreement with Mrs. Samberg pursuant to which we assigned her the copyright, trademark and all other intellectual property interests associated with Baby-C in exchange for a waiver of severance pay.

Additional Related Party Transactions

        In November 2001, we paid Khalid Al-Mansour, one of our directors, a finder's fee of $80,000 in connection with a third-party investment in our Series C preferred stock.

        In August 2001, we entered into a non-exclusive distribution agreement with VIASYS Healthcare Inc. for the marketing, sale and distribution of MedGem to healthcare professionals in hospitals, nursing facilities, medical clinics and health research settings in the United States and abroad. Please see "Business—Strategic Partnerships and Customers" for a description of our agreement with VIASYS. Mr. William Ross, a director and stockholder, is the chief operating officer and a stockholder of VIASYS. Our agreement with VIASYS expires in February 2004. To date, we have generated over $1.0 million in revenue under this agreement. We anticipate that this agreement will account for more than five percent of our gross revenues for fiscal year 2002.

        Our director, Mr. Allen Krass, is a stockholder of the law firm of Gifford, Krass, Groh, Sprinkle, Anderson & Citkowski, P.C. Gifford, Krass has been providing legal services to us related to intellectual property matters since February 1998. We incurred legal fees with Gifford, Krass of $59,000 in 1999, $606,000 in 2000, $602,000 in 2001 and $140,000 for the three months ended March 31, 2002.

        In November 2000, we entered into a one-year agreement with Summit Leadership Solutions Corporation to provide us with organizational and executive leadership education and training. We paid $106,000 to Summit Leadership under this agreement. The spouse of Jay T. Kearney, our Vice President, Clinical Affairs, has a partial ownership interest in Summit Leadership.

        In May 2002, we entered into a separation agreement with Mark Mondry, our former Vice President and General Counsel, in connection with his resignation which became effective on June 28, 2002. Pursuant to the terms of the separation agreement, Mr. Mondry received a severance payment of approximately $104,000 and accelerated vesting on options to purchase 29,352 shares of our common stock, in exchange for a release of all claims by Mr. Mondry and continued service to us through this offering. This modification to an employee's option in connection with a change in grantee status will be accounted for under APB 25, as the employee is not providing future services and will result in a charge to selling, general and administrative expenses in the quarter ended June 30, 2002 of approximately $150,000, based on the weighted average intrinsic value of $5.09 per share. This assumes the value of the underlying stock is the assumed initial public offering price of $7.50 per share, and a weighted average exercise price of $2.41.

Option Grants

        As of June 17, 2002 we have granted the following options to purchase our common stock to the following executive officers, directors, and stockholders who beneficially own 5% of more of our securities:

Name	Shares underlying options granted		Price per share	Date of grant
James R. Mault	400,000 213,333		$1.65 2.89	3/25/00 1/23/02
Noel L. Johnson	400,000 173,333		1.04 2.63	12/9/99 1/23/02
Stephen E. Webb	151,941		7.50	4/4/02
Scott K. Meyer	160,000		7.50	4/24/02
Kamal Hamid	80,000		2.63	12/12/00
Jay T. Kearney	26,666 20,000		2.25 2.63	7/11/00 1/23/02
Mark B. Mondry	46,666 33,333		2.25 2.63	7/11/00 1/23/02
Khalid Al-Mansour	33,333 13,333 6,666		2.63 7.50 7.50	10/23/01 4/4/02 4/24/02
Allen M. Krass	13,333		7.50	4/4/02
William Ross	33,333 13,333		2.25 7.50	7/11/00 4/4/02
Charles P. Rothstein	13,333 13,333		7.50 7.50	4/4/02 4/24/02
Arthur J. Samberg	13,333		7.50	4/4/02
Robert I. Theis	33,333 13,333 13,333		2.25 7.50 7.50	7/11/00 4/4/02 4/24/02
John D. Sanderson	399,999	(1)	2.06	4/13/00
Fridolin Voegeli	180,000		0.19	6/22/99

(1)
Mr. Sanderson no longer provides services to us. 138,094 shares under this option have lapsed and the remaining 261,905 shares under this option expire on April 13, 2005.

        The options listed above generally vest over either a three or four year period. Certain options are subject to accelerated vesting pursuant to change of control agreements, as discussed in "Management—Employment Agreements and Change of Control Agreements."

        On June 13, 2002 our board of directors approved the grant of options to purchase 903,191 shares of our common stock to our directors, officers and employees at an exercise price equal to $7.50 per share, upon the completion of this offering.

Other Transactions

        We have entered into indemnification agreements with each of our executive officers and directors.

        Holders of preferred stock and certain holders of common stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock. Please see "Description of Capital Stock—Registration Rights" for a description of these registration rights.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of June 17, 2002, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each person whom we know beneficially owns more than 5% of our common stock;

  •
  each of our directors;

  •
  each executive officer named in the Summary Compensation Table above;

  •
  all directors and executive officers as a group; and

  •
  the selling stockholder.

        Unless otherwise indicated, the principal address of each of the stockholders below is c/o HealtheTech, Inc., 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown held by them. Percentage of beneficial ownership is based on 15,459,450 shares of common stock outstanding as of June 17, 2002, after giving effect to the conversion of all outstanding shares of preferred stock upon the closing of this offering, assuming the exercise of a warrant to purchase 266,666 shares of common stock which expires upon the completion of this offering if unexercised, and assuming the repurchase of 133,333 shares of Series B preferred stock upon the completion of this offering. The percentage of beneficial ownership after the offering is based on 19,926,117 shares of common stock outstanding after the offering, assuming the issuance of shares in this offering and the exercise in full of the underwriters' over-allotment option. The number of shares of common stock outstanding used in calculating the percentage for each listed person also includes shares of common stock underlying options or warrants held by such person that are exercisable within 60 days of June 17, 2002, but excludes shares of common stock underlying options or warrants held by any other person.

				Beneficial Ownership After the Offering Assuming Exercise in Full of Over-Allotment Option
	Beneficial Ownership Prior to the Offering
			Shares Subject to Over-Allotment Option
	Shares	Percentage		Shares	Percentage
5% Stockholders:
Joseph Samberg(1)	1,802,191	11.7	—	1,802,191	9.0
Fridolin Voegeli(2)	926,666	6.0	—	926,666	4.7
Directors and Executive Officers:
James R. Mault(3)	3,011,107	18.7	—	3,011,107	14.7
Noel L. Johnson(4)	1,087,858	6.9	—	1,087,858	5.4
John D. Sanderson(5)	991,296	6.3	—	991,296	4.9
Stephen E. Webb	8,889	*	—	8,889	*
Kamal Hamid(6)	38,333	*	—	38,333	*
Jay T. Kearney(7)	17,036	*	—	17,036	*
Mark B. Mondry(8)	59,166	*	—	59,166	*
Khalid Al-Mansour(9)	9,722	*	—	9,722	*
Allen M. Krass(10)	708,800	4.6	—	708,800	3.6
William Ross(11)	33,148	*	—	33,148	*
Charles P. Rothstein(12)	551,110	3.6	—	551,110	2.8
Arthur Samberg	525,888	3.4	—	525,888	2.6
Robert Theis(13)	23,148	*	—	23,148	*
Scott K. Meyer	—	*	—	—	*
Stephen Wilhite	—	*	—	—	*
All directors and executive officers as a group (15 persons)(14)	7,065,501	41.9		7,065,501	33.1
Selling Stockholder:
Kellie L. Mault(15)	800,000	5.2	133,333	666,667	3.3

*
Less than 1%

(1)
Includes 440,485 shares held by Sandra Samberg, Mr. Samberg's spouse, 401,058 shares held by Mr. Samberg as co-trustee of his minor children's trusts and 266,666 shares held by Campfire Family, LLC, of which Mr. Samberg is one of three direct beneficiaries. Mr. Samberg disclaims beneficial ownership of any shares held by Sandra Samberg, held in his minor children's trusts and held by Campfire Family, LLC, except to the extent of his pecuniary interest in such shares. Mr. Samberg's address is JDS Capital Management, 780 Third Avenue, New York, New York 10017.

(2)
The address of Mr. Voegeli is Aegertlistr. 19 CH-8800, Thalwil, Switzerland.

(3)
Includes 22,854 shares held by Dr. Mault as trustee of his minor children's trusts, 1,066,666 shares held in the James R. Mault Grantor Retained Annuity Trust I, options to purchase 344,444 shares exercisable within 60 days of June 17, 2002 and a fully exercisable warrant to purchase 266,666 shares. Excludes 800,000 shares listed as beneficially owned by Kellie L. Mault. Dr. Mault has reached an agreement with Ms. Mault to transfer these shares to her pursuant to a divorce settlement. The divorce is expected to be finalized in August 2002. Of the shares listed as beneficially owned by Ms. Mault, 666,667 shares are currently held of record by Dr. Mault.

(4)
Includes 333,333 shares held in the Johnson Family 2002 Irrevocable Trust and options to purchase 358,333 shares exercisable within 60 days of June 17, 2002.

(5)
The address of Mr. Sanderson is 9 Island View, Irvine, California 92604. Includes options to purchase 261,905 shares exercisable within 60 days of June 17, 2002.

(6)
Includes options to purchase 35,000 shares exercisable within 60 days of June 17, 2002.

(7)
Includes options to purchase 17,036 shares exercisable within 60 days of June 17, 2002.

(8)
Includes options to purchase 59,166 shares exercisable within 60 days of June 17, 2002.

(9)
Includes options to purchase 9,722 shares exercisable within 60 days of June 17, 2002.

(10)
Includes 60,800 shares held by Mr. Krass as co-trustee of his minor grandchildren's trusts.

(11)
Includes options to purchase 23,148 shares exercisable within 60 days of June 17, 2002.

(12)
Consists of shares held by InvestCare Partners Limited Partnership, which is managed by GMA Capital, LLC, of which Mr. Rothstein is the managing director. Mr. Rothstein disclaims beneficial ownership of the shares held by InvestCare Partners Limited Partnership, except to the extent of his pecuniary interest in GMA Capital, LLC.

(13)
Includes options to purchase 23,148 shares exercisable within 60 days of June 17, 2002.

(14)
Includes options to purchase 1,131,902 shares exercisable within 60 days of June 17, 2002 and 266,666 shares pursuant to a fully exercisable warrant.

(15)
666,667 shares listed as beneficially owned by Ms. Mault are currently held of record by Dr. James Mault, our chairman and chief executive officer. Dr. Mault has reached an agreement with Ms. Mault to transfer a total of 800,000 shares of common stock to her pursuant to a divorce settlement. The divorce is expected to be finalized in August 2002. Ms. Mault has had no position, office or other material relationship within the past three years with us or any of our predecessors or affiliates.

DESCRIPTION OF CAPITAL STOCK

        Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

        The following summary of the rights of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and bylaws which are included as exhibits to the registration statement of which this prospectus is a part and by the provisions of Delaware law.

Common Stock

        After giving effect to the four for three stock split of the outstanding common stock and preferred stock, the exercise of a warrant to purchase shares of common stock which expires upon the completion of this offering if unexercised, the repurchase of 133,333 shares of Series B preferred stock upon the completion of this offering, and the conversion of all outstanding preferred stock into shares of common stock, as of June 17, 2002, there were 15,459,450 shares of common stock outstanding held of record by approximately 130 stockholders. There will be 19,459,450 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of certain outstanding options, after giving effect to the sale of common stock in the offering.

        Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to the following rights:

  •
  to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors from time to time may determine;
  •
  one vote for each share held on all matters submitted to a vote of stockholders; and
  •
  upon our liquidation, dissolution or winding-up, to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

        Cumulative voting for the election of directors is not authorized by our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Preferred Stock

        Upon the consummation of this offering, each currently outstanding share of Series A, Series B and Series C preferred stock will automatically convert into one share of common stock. Pursuant to our amended and restated certificate of incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, rights, preferences and privileges and restrictions, which may be greater than the rights of the common stock. The board, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock. Immediately after this offering, there will be no shares of preferred stock outstanding, and we have no plans to issue any of the preferred stock.

Warrants

        In connection with a license agreement, we issued to Dr. James Mault a warrant to purchase 266,666 shares of our common stock at an exercise price of $1.03 per share. The warrant is currently exercisable in whole or in part and shall terminate on the earlier of December 10, 2004, the closing of an acquisition that results in the sale of substantially all of our assets or a change of control of the company, or the closing of this offering. This warrant is subject to a lockup agreement with the underwriters as discussed in "Underwriting" pursuant to which the holder has agreed not to sell or otherwise dispose of the underlying shares for 180 days following the closing of this offering.

        In connection with an agency agreement, we issued American Sales and Merchandising, LLC a warrant to purchase 171,849 shares of our common stock at an exercise price of $7.50 per share. The warrant will become exercisable only if American Sales and Merchandising obtains the approval from Wal*Mart Stores on or before September 7, 2002 to sell BalanceLog software in their stores and will terminate one year from the date it first becomes exercisable. We have also agreed to grant American Sales and Merchandising certain rights with respect to the registration of the shares of our common stock underlying the warrant if we determine to register any of our securities under the Securities Act of 1933 for our own account. These rights will be subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in such registration.

        In May 2002, we entered into a promotion agreement with HEALTHSOUTH Corporation pursuant to which HEALTHSOUTH is required to create advertising content and materials for us and promote our business in its publications and other media properties. In connection with this agreement, we agreed to issue HEALTHSOUTH a warrant to purchase an aggregate number of shares of our common stock equal to 10% of the total number of shares of common stock outstanding immediately prior to the closing of this offering, assuming the exercise of all stock options and warrants and the conversion of all preferred stock, in each case outstanding immediately prior to the closing of this offering. The warrant is issuable upon the closing of this offering. The exercise price per share of the warrant will be $7.50 per share. Twenty percent of the warrant will be exercisable in full or in part in each of September 2002, December 2002, March 2003 and June 2003. Up to 10% of the warrant will be exercisable in each of September 2003 and December 2003. The warrant will terminate on December 31, 2003. Based on the number of options, warrants and shares outstanding as of June 17, 2002, the warrant would be issuable for approximately 1.9 million shares of common stock. This warrant is subject to a lockup agreement with the underwriters as discussed in "Underwriting" pursuant to which the holder has agreed not to sell or otherwise dispose of the underlying shares for 180 days following the closing of this offering.

Registration Rights

        Upon completion of the offering, assuming the exercise of an outstanding warrant to purchase shares of common stock which expires upon completion of this offering if unexercised and the conversion of all outstanding preferred stock into shares of common stock, the holders of an aggregate of approximately 14,401,138 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933. Under the terms of the Sixth Amended and Restated Investors Rights Agreement, if we determine to register any of our securities under the Securities Act of 1933, either for our own account or for the account of other security holders, these stockholders are entitled to notice of such registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in such registration. The holders of these rights may also require us to file a registration statement under the Securities Act of 1933 with respect to their shares of common stock and we are required to use reasonable efforts to effect such registration, subject to conditions and limitations. Furthermore, stockholders with registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations.

        Substantially all holders with registration rights have agreed not to exercise their registration rights until 180 days following the date of this prospectus without the prior consent of Credit Suisse First Boston Corporation. Credit Suisse First Boston Corporation has agreed to not give such consent without the prior approval of UBS Warburg LLC.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

        Delaware Anti-Takeover Statute.    We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law.

        Generally, a "business combination" is defined to include mergers, asset or stock sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation's outstanding voting stock.

        Certificate of Incorporation and Bylaws.    Our amended and restated certificate of incorporation and bylaws include provisions that:

  •
  allow the board of directors to issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock;
  •
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
  •
  divide the board of directors into three classes, with each class serving for a term of three years;
  •
  prohibit cumulative voting in the election of directors;
  •
  require that special meetings of our stockholders be called only by the board of directors, the chairman of the board, the chief executive officer and the president;
  •
  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors; and
  •
  require that certain amendments to the amended and restated certificate of incorporation and the bylaws require the approval of the holders of at least 66 2/3% of the voting power of all outstanding stock.

        These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management. We believe that the benefits of the increased protection from our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Nasdaq Stock Market National Market Listing

        We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "HETC."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market following this offering could cause the prevailing market price of our common stock to fall and impede our ability to raise equity capital at a time and on terms favorable to us.

        Upon completion of this offering, we will have outstanding an aggregate of 19,459,450 shares of common stock, assuming the exercise of an outstanding warrant as of June 17, 2002 to purchase 266,666 shares of common stock which expires upon the completion of this offering and the repurchase of 133,333 shares of Series B preferred stock upon the completion of this offering, but no exercise of the underwriters' over-allotment option and no exercise of outstanding options or any other outstanding warrant after June 17, 2002. Of these outstanding shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining 15,459,450 shares of common stock outstanding upon completion of this offering and held by existing shareholders will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below, or another exemption. Of these restricted shares, 266,666 shares will have been issued upon the exercise of a warrant outstanding as of June 17, 2002. When this warrant is exercised and the exercise price is paid in cash, the shares must be held for one year before they can be sold under Rule 144. However, this warrant contains "net exercise provisions." These provisions allow a holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. The number of shares that would be issued in this case would be based upon the market price of the common stock at the time of the net exercise. If the warrant had been held for at least one year, the common stock could be publicly sold under Rule 144. Upon the completion of our initial public offering, this warrant will have expired or have been exercised. All common stock issued pursuant to the exercise of the warrant will be subject to the 180-day lock-up agreements, and, subject to Rule 144, will become publicly tradable after the expiration of the lock-up period. The remaining shares will become eligible for public sale as follows.

Number of shares	Date
14,818,529	After 180 days from the date of this prospectus, the 180 day lock-up terminates and these shares are saleable under Rule 144 (subject in some cases to volume limitations) or Rule 144(k)
32,036	After 180 days from the date of this prospectus, the 180 day lock-up is released and these shares are saleable under Rule 701
342,219	After 180 days from the date of this prospectus, restricted securities that are held for less than one year and are not yet saleable under Rule 144

        Sales of restricted shares in the public market, or the availability of such shares for sale, could adversely affect the market price of our common stock.

Lock-up Agreement

        Our officers and directors and substantially all of the holders of shares of our preferred stock, shares of our common stock and options and warrants to purchase shares of our common stock have entered into the lock-up agreements described in "Underwriting." As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k)

and 701, additional shares will be available beginning 181 days after the effective date of this offering, subject in some cases to certain volume limitations.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of common stock then outstanding, which will equal approximately            shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock as reported through The Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during 90 days preceding a sale, and who has beneficially owned for at least two years the restricted shares proposed to be sold, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 permits resales of shares issued prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date the issuer becomes so subject. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

Registration of Shares Issued in Connection with Compensatory Option Plans

        We intend to file a registration statement under the Securities Act covering the common stock subject to outstanding options or reserved for issuance under the share option plans and share purchase plans. Upon the effectiveness of such registration statement, all such shares will, subject to Rule 144 volume limitations applicable to affiliates and the expiration of a 180-day lockup period, be available for sale in the open market, except to the extent that such shares are subject to our vesting restrictions or the contractual restrictions described above.

CERTAIN FEDERAL INCOME AND ESTATE TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

            The following is a summary of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by non-U.S. holders. As used herein, "non-U.S. holder" means any person or entity that holds our common stock, other than:

  •
  an individual citizen or resident of the U.S.;

  •
  a corporation or partnership created or organized in or under the laws of the U.S., or of any state of the U.S. or the District of Columbia, other than any partnership treated as foreign under U.S. Treasury Regulations;

  •
  an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  (1) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) a trust which has made an election to be treated as a United States person.

        The summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations of each, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. We assume in the summary that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally property held for investment). This summary is for general information only. It does not address aspects of U.S. federal taxation other than income and estate taxation. This summary does not discuss all the tax consequences that may be relevant to a non-U.S. holder in light of the holder's particular circumstances, nor does it consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws. In addition, this summary does not address any state, local, or foreign tax considerations that may be relevant to a non-U.S. holder's decision to purchase shares of our common stock.

        PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES, AS WELL AS OTHER U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES, AND THE NON-U.S. TAX CONSEQUENCES, TO THEM OF OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Income Tax

Dividends

        We do not have a present intention to pay dividends on shares of our common stock. However, if we pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of stock.

        In general, dividends we pay to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate of the gross amount (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with such a U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the repatriation or deemed repatriation from the U.S. of its "effectively connected earnings and profits," subject to certain adjustments and exceptions. Under applicable Treasury Regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Disposition of Our Common Stock

        Generally, non-U.S. holders will not be subject to U.S. federal income tax, or withholding thereof, in respect of gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the holder's conduct of a trade or business within the U.S., or if a tax treaty applies, is attributable to a permanent establishment or fixed base of the holder in the U.S.; in any such case gain will be subject to regular graduated U.S. income tax rates and the branch profits tax described above may also apply if the non-U.S. holder is a corporation;

  •
  in the case of a non-U.S. holder who is a non-resident alien individual and holds our common stock as a capital asset, the holder is present in the U.S. for 183 or more days in the taxable year of the sale and other conditions are met;

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes and certain other conditions are met; we do not believe we are or have been a United States real property holding corporation and do not expect to become one in the future; or

  •
  the holder is subject to tax pursuant to U.S. federal income tax provisions applicable to certain U.S. expatriates.

Estate Tax

        If an individual non-U.S. holder owns, or is treated as owning, our common stock at the time of his or her death, such stock would generally be includable in the individual's gross estate for U.S. federal estate tax purposes. In such case, our common stock may be subject to U.S. federal estate tax imposed on the estates of nonresident aliens, in the absence of a contrary provision contained in an applicable estate tax treaty.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends that we paid to a holder, and the amount of tax that we withhold on those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides or is established.

        Dividends paid on our common stock to a non-U.S. holder will generally be subject to backup withholding tax at a 30% rate, if the holder fails to establish an exemption or to furnish other information (which is generally provided by furnishing a properly executed IRS Form W-8BEN or any successor form).

        Payments of proceeds from the sale of our common stock by a non-U.S. holder made to or through a U.S. office of a broker are generally subject to both information reporting and backup withholding tax unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption (for example, that it is a corporation). Payments of proceeds from the sale of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, payments made to or through certain non-U.S. offices, including the non-U.S. offices of a U.S. broker and foreign brokers with certain types of connections to the U.S., are generally subject to information reporting, but not backup withholding, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption.

        Backup withholding is not an additional tax. A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS.

        Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation, including the availability of an exemption from such require rents and the procedures for obtaining such an exemption.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                , 2002 we and the selling stockholder have agreed to sell to the underwriters named below, for whom UBS Warburg LLC, Credit Suisse First Boston Corporation, William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
UBS Warburg LLC
Credit Suisse First Boston Corporation
William Blair & Company, L.L.C.
Stifel, Nicolaus & Company, Inc.

Total	4,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

        We and the selling stockholder have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 466,667 additional shares from us and 133,333 additional outstanding shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $        per share. The underwriters and selling group members may allow a discount of $        per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discount and Commissions paid by the selling stockholder	$	$	$	$
Expenses payable by the selling stockholder	$	$	$	$

        The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

        We have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose our intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of UBS Warburg LLC for a period of 180 days after the date of this prospectus, except issuances of securities pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus, grants of stock options pursuant to the terms of a plan in effect on the date of this prospectus, which are not exercisable within 180 days after the date of the initial public offering, and the issuance of warrants to HEALTHSOUTH Corporation and to American Sales and Merchandising, LLC, each as described in "Description of Capital Stock—Warrants," and the issuance of securities pursuant to the exercise of such warrants.

        Our officers and directors, the selling stockholder and substantially all of the holders of shares of our preferred stock, shares of our common stock and options and warrants to purchase shares of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfer, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation until 180 days after the date of this prospectus. Credit Suisse First Boston Corporation has agreed to not give such consent without the prior approval of UBS Warburg LLC.

        The underwriters have reserved for sale, at the initial public offering price, up to 200,000 shares of the common stock for employees, directors and certain other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "HETC."

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include:

  •
  the information in this prospectus and otherwise available to the underwriters;
  •
  the history and the prospects for the industry in which we will compete;
  •
  the ability of our management;
  •
  the prospects for our future earnings;
  •
  the present state of our development and our current financial condition;
  •
  the general condition of the securities markets at the time of this offering; and
  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

        We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

        In February 2002 and June 2002 we entered into agreements with UBS Warburg LLC whereby UBS Warburg will provide financial advisory services to us. Pursuant to this agreement, we are obligated to pay UBS Warburg customary compensation for their services. The National Association of Securities Dealers has deemed the right of first refusal to act as our underwriter or placement agent in certain circumstances to be compensation to UBS Warburg in this offering of one percent of the gross proceeds of the offering. In addition, affiliates of William Blair & Company, L.L.C. purchased 113,332 shares of our Series C preferred stock, and affiliates of Stifel, Nicolaus & Company, Inc. purchased 53,333 shares of our Series A preferred stock, 29,999 shares of our Series B preferred stock and 13,333 shares of our Series C preferred stock. These shares were purchased in preferred stock financings in 1999, 2000 and 2001.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transaction and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.
  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing the common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,
  •
  where required by law, the purchaser is purchasing as principal and not as agent, and
  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain matters related to intellectual property will be passed upon for us by Gifford, Krass, Groh, Sprinkle, Anderson & Citkowski, P.C., Birmingham, Michigan. Legal matters in connection with this offering will be passed upon for the underwriters by Cooley Godward LLP, Broomfield, Colorado. An attorney affiliated with Gifford, Krass, Groh, Sprinkle, Anderson & Citkowski owns an aggregate of 648,000 shares of our common stock and is a co-trustee with respect to 60,800 shares held in trust for his minor grandchildren.

EXPERTS

        The consolidated financial statements of HealtheTech, Inc. as of December 31, 2000 and 2001, and for each of the years in the three-year period ended December 31, 2001 have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent accountants, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission under the Securities Act of 1933, a registration statement on Form S-1 relating to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the shares we are offering by this prospectus you should refer to the registration statement, including the exhibits and schedules thereto. You may inspect a copy of the registration statement without charge at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Securities and Exchange Commission's regional offices at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's world wide web address is http://www.sec.gov.

        We intend to furnish holders of the common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish such other reports as it may determine or as may be required by law.

HEALTHETECH, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report

The Board of Directors and Stockholders
HealtheTech, Inc.:

        We have audited the accompanying consolidated balance sheets of HealtheTech, Inc. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HealtheTech, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Denver, Colorado
March 15, 2002, except for note 10
which is as of June 17, 2002

HEALTHETECH, INC.

Consolidated Balance Sheets

	December 31,
			March 31, 2002
	2000	2001
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,706,627	12,898,164	11,972,959
Receivables, net of allowance of $36,780 and $49,457 in 2001 and 2002, respectively	238,760	1,267,044	1,956,148
Investments	—	1,550,992	1,559,039
Inventory	634,046	2,846,433	2,122,137
Prepaid expenses	1,095,318	688,040	786,400
Other current assets	21,514	21,046	98,170
Assets held for sale from discontinued operation	—	54,780	—

Total current assets	6,696,265	19,326,499	18,494,853
Property and equipment, net	1,863,050	2,635,238	2,615,417
Deposits	265,313	326,667	326,667
Restricted cash	1,200,000	1,413,872	1,511,640
Intangible assets, net of accumulated amortization of $111,461, $294,807 and $378,684, respectively	958,162	1,448,178	1,507,114
Purchased computer software, net of accumulated amortization of $295,578 in 2000	886,731	—	—
Other assets	—	425,294	669,113

Total assets	$11,869,521	25,575,748	25,124,804

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$1,973,107	2,090,257	880,094
Accrued liabilities	1,692,147	4,909,889	5,900,497
Current portion of note payable to related party	60,000	60,000	55,000

Total current liabilities	3,725,254	7,060,146	6,835,591
Note payable to related party, less current portion	70,000	10,000	—
Other liabilities	—	170,784	304,845

Total liabilities	3,795,254	7,240,930	7,140,436
Stockholders' equity:
Convertible preferred stock:
Series A, $0.001 par value, 900,000 shares authorized, 807,993 issued and outstanding, aggregate liquidation preference of $1,515,000	1,504,799	1,504,799	1,504,799
Series B, $0.001 par value, 600,000 shares authorized; 533,327 shares issued and outstanding, aggregate liquidation preference of $4,000,000	3,994,286	3,994,286	3,994,286
Series C, $0.001 par value, 6,700,000 shares authorized; 2,261,327, 6,279,973 and 6,666,639 shares issued and outstanding in 2000, 2001 and 2002, respectively, aggregate liquidation preference of $47,100,000 and $50,000,000 in 2001 and 2002, respectively	16,922,159	46,661,877	49,553,810
Common stock, $0.001 par value, 22,666,666 shares authorized; 5,839,600, 7,299,272 and 7,312,220 shares issued and outstanding in 2000, 2001 and 2002, respectively	5,839	7,299	7,312
Deferred stock-based compensation	—	(1,488,082)	(3,239,853)
Additional paid-in capital	1,741,383	15,043,041	17,414,597
Accumulated deficit	(16,094,199)	(47,388,402)	(51,250,583)

Total stockholders' equity	8,074,267	18,334,818	17,984,368

Commitments and contingencies
Total liabilities and stockholders' equity	$11,869,521	25,575,748	25,124,804

See accompanying notes to consolidated financial statements.

HEALTHETECH, INC.

Consolidated Statements of Operations

	Years ended December 31,			Three months ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Revenue:
Product sales	$—	—	1,314,644	110,924	2,017,611
Software and other	300,000	484,444	1,378,686	542,466	337,443

Total revenue	300,000	484,444	2,693,330	653,390	2,355,054

Cost of revenue:
Product sales, including $32,635, $0 and $1,235 of stock-based compensation expense for the periods ended December 31, 2001 and March 31, 2001 and 2002, respectively	—	—	4,817,170	329,391	1,666,533
Software and other	—	56,002	335,133	158,170	217,587

Total cost of revenue	—	56,002	5,152,303	487,561	1,884,120

Gross profit	300,000	428,442	(2,458,973)	165,829	470,934

Operating expenses:
Research and development, including $90,703, $0 and $62,909 of stock-based compensation expense for the periods ended December 31, 2001 and March 31, 2001 and 2002, respectively	1,822,313	9,176,396	6,160,357	1,678,495	1,497,530
Selling, general and administrative, including $76,356, $0 and $524,384 of stock-based compensation expense for the periods ended December 31, 2001 and March 31, 2001 and 2002, respectively	418,850	5,227,317	11,098,391	2,574,466	2,907,357
Impairment of intangible assets	—	—	492,593	—	—

	2,241,163	14,403,713	17,751,341	4,252,961	4,404,887

Loss from operations	(1,941,163)	(13,975,271)	(20,210,314)	(4,087,132)	(3,933,953)
Interest income	7,263	250,240	495,573	43,566	74,847
Interest expense	(47,934)	—	(6,981)	—	(3,075)

Loss from continuing operations	(1,981,834)	(13,725,031)	(19,721,722)	(4,043,566)	(3,862,181)
Loss from discontinued operations including $46,123 of stock-based compensation expense for the period ended December 31, 2001	—	—	(11,572,481)	—	—

Net loss	$(1,981,834)	(13,725,031)	(31,294,203)	(4,043,566)	(3,862,181)

Loss per common share:
Basic and diluted loss per common share:
Continuing operations	$(0.41)	(2.49)	(2.87)	(0.69)	(0.53)
Discontinued operations	—	—	(1.69)	—	—

Net loss	$(0.41)	(2.49)	(4.56)	(0.69)	(0.53)

Basic and diluted weighted average number of shares outstanding	4,839,987	5,520,719	6,868,852	5,839,600	7,307,911

See accompanying notes to consolidated financial statements.

HEALTHETECH, INC.
Consolidated Statements of Stockholders' Equity
Years ended December 31, 1999, 2000, and 2001
and three months ended March 31, 2002 (unaudited)

			Convertible preferred stock
	Common stock		Series A		Series B		Series C
									Additional paid-in capital	Deferred stock-based compensation	Accumulated deficit	Total stockholders' equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 1999	4,039,995	$—	320,000	$600,000	—	$—	—	$—	—	—	(387,334)	212,666
Common stock issued for cash	799,992	4,840	—	—	—	—	—	—	1,160	—	—	6,000
Series A convertible preferred stock issued for cash, net of $10,201 issuance costs	—	—	434,660	804,799	—	—	—	—	—	—	—	804,799
Series A convertible preferred stock issued for services	—	—	53,333	100,000	—	—	—	—	—	—	—	100,000
Series B convertible preferred stock issued for cash, net of $5,714 issuance costs	—	—	—	—	73,332	544,286	—	—	—	—	—	544,286
Conversion of note payable into Series B convertible preferred stock	—	—	—	—	66,666	500,000	—	—	—	—	—	500,000
Warrants issued in lieu of interest	—	—	—	—	—	—	—	—	37,000	—	—	37,000
Warrants issued for patents	—	—	—	—	—	—	—	—	136,300	—	—	136,300
Net loss	—	—	—	—	—	—	—	—	—	—	(1,981,834)	(1,981,834)

Balances at December 31, 1999	4,839,987	4,840	807,993	1,504,799	139,998	1,044,286	—	—	174,460	—	(2,369,168)	359,217
Common stock issued in SoftCare acquisition	818,280	818	—	—	—	—	—	—	1,226,604	—	—	1,227,422
Common stock issued for services	1,333	1	—	—	—	—	—	—	2,999	—	—	3,000
Exercise of common stock options for cash	180,000	180	—	—	—	—	—	—	33,570	—	—	33,750
Common stock option modification	—	—	—	—	—	—	—	—	303,750	—	—	303,750
Series B convertible preferred stock issued for cash	—	—	—	—	393,329	2,950,000	—	—	—	—	—	2,950,000
Series C convertible preferred stock issued for cash, net of $37,841 issuance costs	—	—	—	—	—	—	2,261,327	16,922,159	—	—	—	16,922,159
Net loss	—	—	—	—	—	—	—	—	—	—	(13,725,031)	(13,725,031)

Balances at December 31, 2000	5,839,600	5,839	807,993	1,504,799	533,327	3,994,286	2,261,327	16,922,159	1,741,383	—	(16,094,199)	8,074,267
Common stock issued in Baby-C acquisition	1,446,525	1,447	—	—	—	—	—	—	10,847,413	—	—	10,848,860
Common stock options issued for services	—	—	—	—	—	—	—	—	4,900	—	—	4,900
Exercise of common stock options for cash	13,147	13	—	—	—	—	—	—	29,073	—	—	29,086
Fair value of common stock options issued in acquisition	—	—	—	—	—	—	—	—	447,720	—	—	447,720
Issuance of common stock options at less than fair value	—	—	—	—	—	—	—	—	1,733,899	(1,733,899)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	245,817	—	245,817
Common stock option modification	—	—	—	—	—	—	—	—	123,365	—	—	123,365
Series C convertible preferred stock issued for cash, net of $400,282 issuance costs	—	—	—	—	—	—	4,018,646	29,739,718	—	—	—	29,739,718
Warrants issued for services	—	—	—	—	—	—	—	—	115,288	—	—	115,288
Net loss	—	—	—	—	—	—	—	—	—	—	(31,294,203)	(31,294,203)

Balances at December 31, 2001	7,299,272	7,299	807,993	1,504,799	533,327	3,994,286	6,279,973	46,661,877	15,043,041	(1,488,082)	(47,388,402)	18,334,818
Exercise of common stock options for cash	12,948	13	—	—	—	—	—	—	31,257	—	—	31,270
Series C convertible preferred stock issued for cash, net of $8,067 issuance costs	—	—	—	—	—	—	386,666	2,891,933	—	—	—	2,891,933
Increase in value of options previously issued for services	—	—	—	—	—	—	—	—	25,416	—	—	25,416
Issuance of common stock option at less than fair value	—	—	—	—	—	—	—	—	2,314,883	(2,314,883)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	563,112	—	563,112
Net loss	—	—	—	—	—	—	—	—	—	—	(3,862,181)	(3,862,181)

Balances at March 31, 2002 (unaudited)	7,312,220	$7,312	807,993	$1,504,799	533,327	$3,994,286	6,666,639	$49,553,810	17,414,597	(3,239,853)	(51,250,583)	17,984,368

See accompanying notes to consolidated financial statements.

HEALTHETECH, INC.

Consolidated Statements of Cash Flows

	Years ended December 31,			Three months ended March 31,
	1999	2000	2001	2001	2002
				(Unaudited)
Cash flows from operating activities:
Net loss	$(1,981,834)	(13,725,031)	(31,294,203)	(4,043,566)	(3,862,181)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization expense	25,924	554,728	2,314,359	514,816	402,767
Loss on disposal of property and equipment	—	—	442,033	—	79,369
Inventory write-offs	—	—	1,449,605	—	—
Compensation and interest expense related to the issuance and modification of stock options and warrants	273,300	306,750	489,370	—	588,528
Impairment of intangible assets	—	—	9,849,771	—	—
Changes in operating assets and liabilities, net of effects of business combination:
Receivables	—	(238,760)	(1,028,284)	210,456	(689,104)
Inventory	—	(634,046)	(3,727,830)	(379,249)	779,076
Prepaid expenses and other current assets	(130,427)	(986,405)	410,618	381,798	(175,484)
Long-term deposits and restricted cash	—	(1,465,313)	(275,226)	—	(97,768)
Accounts payable	45	1,874,779	95,626	56,611	(1,210,163)
Accrued liabilities and other	62,900	1,615,160	3,329,341	15,126	1,124,669

Net cash used by operating activities	(1,750,092)	(12,698,138)	(17,944,820)	(3,244,008)	(3,060,291)

Cash flows from investing activities:
Capital and intangible asset expenditures	(119,441)	(2,631,728)	(2,112,267)	(533,445)	(521,251)
Purchases of marketable securities	—	—	(1,550,992)	(1,513,061)	(8,047)
Cash received in business combination	—	55,642	90,812	—	—

Net cash used by investing activities	(119,441)	(2,576,086)	(3,572,447)	(2,046,506)	(529,298)

Cash flows from financing activities:
Proceeds from issuance of common stock	6,000	—	—	—	—
Prepaid stock offering costs	—	—	—	—	(243,819)
Borrowings under bridge notes	500,000	—	—	—	—
Payments on note payable to related party	(60,000)	(60,000)	(60,000)	(15,000)	(15,000)
Proceeds from issuances of preferred stock, net of issuance costs	1,349,085	19,872,159	29,739,718	1,287,157	2,891,933
Proceeds from exercises of common stock options	—	33,750	29,086	—	31,270

Net cash provided by financing activities	1,795,085	19,845,909	29,708,804	1,272,157	2,664,384

Net increase (decrease) in cash and cash equivalents	(74,448)	4,571,685	8,191,537	(4,018,357)	(925,205)
Cash and cash equivalents at beginning of period	209,390	134,942	4,706,627	4,706,627	12,898,164

Cash and cash equivalents at end of period	$134,942	4,706,627	12,898,164	688,270	11,972,959

Disclosure of noncash investing and financing activities:
Common stock issued in acquisitions	$—	1,227,422	10,848,860	—	—
Common stock options issued in acquisition	—	—	447,720	—	—
Preferred stock issued in exchange for bridge notes	500,000	—	—	—	—
Common stock issued for goods or services	—	3,000	—	—	—
Preferred stock issued for goods or services	100,000	—	—	—	—

See accompanying notes to consolidated financial statements.

HEALTHETECH, INC.

Notes to Consolidated Financial Statements

December 31, 2000 and 2001

(1) Summary of Significant Accounting Policies

  (a) Business and Basis of Financial Statement Presentation

        HealtheTech, Inc. (the Company or HealtheTech) was incorporated in February 1998 under the laws of the State of Delaware. The Company operates in one segment and develops and markets health solutions designed to give consumers simple, informative ways to improve and maintain health and wellness.

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

        The accompanying consolidated financial statements include the accounts of HealtheTech, Inc. and its wholly-owned subsidiaries since the date of formation or acquisition, as described in note 2. All intercompany balances and transactions have been eliminated in consolidation.

        The Company's consolidated financial statements are based on several significant estimates, including the reserve for warranty obligations and product returns, provision for excess and obsolete inventory, and the selection of estimated useful lives of long-lived assets.

        The accompanying unaudited financial information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002, has been prepared in accordance with generally accepted accounting principles for interim financial information. All significant adjustments, consisting of only normal and recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the results of operations and cash flows for the three months ended March 31, 2001 and 2002 have been included. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the full year.

  (b) Cash and Cash Equivalents and Restricted Cash

        All highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents. Restricted cash represents amounts the Company has pledged related to deposits on leases for office space and equipment.

  (c) Allowance for Doubtful Accounts

        During the fourth quarter of 2001 the Company recognized a reserve for uncollectible accounts of $36,780. During the three months ended March 31, 2002, $12,323 of receivables were written off to the reserve, and an additional reserve of $25,000 was recorded.

  (d) Investments

        Investments consist of a mutual fund with investments in medium term U.S. governmental securities. Investments are stated at fair value and are classified as available for sale. As the securities are marked to market daily, it is impractical for the Company to differentiate between the components of other comprehensive income and operations, and such amounts would be insignificant to the consolidated financial statements.

  (e) Inventory

        Inventory is stated at the lower of cost or market and consists of purchased items or finished goods that were manufactured for the Company by contract manufacturers. Cost is determined using standard costs which approximates the first-in, first-out method. The Company is contractually required to purchase from a manufacturer raw materials and work-in-process that such manufacturer has purchased or processed based on the Company's initial forecasts, but which will not be utilized within 90 days due to subsequently revised forecasts. The Company normally leaves such inventory at the manufacturer, but can request it to be shipped to another location, and bears risk of loss due to obsolescence and other general inventory risk other than pilferage or mishandling by the manufacturer. Included in inventory and long term other assets is $1,482,790 and $425,294, respectively, at December 31, 2001 and March 31, 2002 of components which the Company has accrued in response to notification from a contract manufacturer of excess components due to revised forecasts, but that are expected to be utilized within the next 12 months and subsequent periods, respectively.

  (f) Property and Equipment

        Property and equipment are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, generally three to five years. Repairs and maintenance costs are expensed as incurred.

  (g) Intangible Assets

        Intangible assets consist of purchased patents and legal fees to obtain patents and are recorded at cost. Amortization of intangible assets is calculated using the straight-line method over the estimated useful lives, generally 17 years.

  (h) Impairment of Long-Lived Assets and Assets to Be Disposed Of

        The Company accounts for long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121). This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset are separately identifiable and are less than the carrying value. In that event a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined by reference to quoted market prices, if available, or the utilization of certain valuation techniques such as cash flows discounted at a rate commensurate with the risk involved. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less cost to sell. During December 2001, the Company recognized impairment of $492,593 related to certain software products. No impairment was recognized in 1999 or 2000.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, and replaces the accounting and reporting provisions for segments of a business to be disposed of under Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and

Transactions." SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not expected to be recoverable from its undiscounted cash flows. SFAS No. 144 requires that long-lived assets to be disposed of, other than by sales, be considered held and used until actually disposed of and requires that depreciable lives be revised in accordance with APB Opinion No. 20, "Accounting Changes." SFAS No. 144 also requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less selling costs, but retains the requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that has either been disposed of or is classified as held for sale. The adoption of this pronouncement did not have any impact on the consolidated financial statements for the three-month period ended March 31, 2002.

  (i) Accrued liabilities

        Accrued liabilities consisted of the following:

	December 31,
			March 31, 2002
	2000	2001
			(unaudited)
Contract manufacturer	$—	3,086,150	3,038,177
Compensation	199,536	334,708	716,925
Consulting and professional services	1,157,339	687,983	1,145,790
Lease costs	—	409,440	372,080
Product royalties	81,250	198,750	271,251
Other	254,022	192,858	356,275

Total	$1,692,147	4,909,889	5,900,498

  (j) Fair Value of Financial Instruments

        The carrying amounts of certain of the Company's financial instruments, including, accounts payable and accrued expenses, approximate fair value because of their short maturities.

  (k) Software Development Costs

        Research and development costs are expensed as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, (SFAS No. 86) requires the capitalization of certain software development costs once technological feasibility is established. To date, the period between achieving technological feasibility and general availability of such software has been short. Consequently, software development costs qualifying for capitalization have been insignificant and therefore, the Company has not capitalized any internal software development costs.

  (l) Revenue

        Revenue from the sale of products is recognized when products are shipped and ownership transfers to the customer or distributor. Software fees are comprised of sales of prepackaged software that can be sold independently or in conjunction with product sales. The software component of the products is considered incidental under SOP 97-2. Software fees are recognized according to the criteria of Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended. Revenue is recognized upon execution of a license agreement or signed written contract with fixed or determinable fees, shipment or electronic delivery of the product, and when collection of the receivable is probable. Software sales are generally to retail consumers who install the software themselves and pay via credit card prior to shipment. The Company provides support only to assist in installing the software. Service revenue, including training and consulting services, is recognized as services are performed. Included in software and other fees in 2001, is approximately $500,000 of product development fees from a customer.

        Cost of product revenue consists primarily of purchases of products from contract manufacturers and warranty reserves, in addition to costs of personnel directly related to managing the supply chain and related overhead. Cost of software revenue primarily consists of royalty payments. Additionally, costs of shipping both products and software is included in the applicable cost of revenue.

        The Company provides 30 day right of return on software sales and limited warranty on its software products for 90 days from date of purchase. However as returns have been insignificant, no reserve has been established. In general, the Company does not provide price protection or right of return on health monitoring devices. The Company provides limited warranty on its devices for a period of 12-15 months. However, as underlying components in these devices are warrantied by our contract manufacturer, the Company has not established a general warranty reserve.

  (m) Stock-Based Compensation

        The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an Interpretation of APB Opinion No. 25. As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. Under SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), entities are permitted to recognize the fair value of all stock-based awards on the date of grant as expense over the vesting period. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

        The Company accounts for non-employee stock based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably determinable.

  (n) Contingent Stock Purchase Warrants

        The Company records contingent stock purchase warrants in accordance with Emerging Issues Task Force Abstract 96-18: Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. At the grant date, the minimum number of warrants which may eventually be issued are recorded at their fair value, which is adjusted in subsequent periods for revisions of the minimum number of warrants to be issued and the then current fair value of the warrants. All grants have been measured and reflected in the financial statements.

  (o) Income Taxes

        The Company uses the asset and liability method of accounting for income taxes as prescribed by SFAS No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The resulting deferred tax assets and liabilities are adjusted to reflect changes in tax laws or rates in the period of enactment.

  (p) Loss Per Share

        Loss per share is presented in accordance with the provisions of SFAS No. 128, Earnings Per Share, (SFAS No. 128). Under SFAS No. 128, basic loss per share (EPS) excludes dilution for potential common stock issuances and is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. Basic and diluted EPS are the same for all periods, as all potential common stock instruments, consisting of common stock options and warrants and convertible preferred stock, are anti-dilutive due to the net losses for each year.

        The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations:

	Years ended December 31,			Three months ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Numerator:
Loss from continuing operations	$(1,981,834)	(13,725,031)	(19,721,722)	(4,043,566)	(3,862,181)
Loss from discontinued operations	—	—	(11,572,481)	—	—

Net loss	$(1,981,834)	(13,725,031)	(31,294,203)	(4,043,566)	(3,862,181)

Denominator:
Historical common shares outstanding for basic and diluted loss per share at beginning of the year	4,039,995	4,839,987	5,839,600	5,839,600	7,299,272
Weighted average number of common equivalent shares issued during the year	799,992	680,732	1,029,252	—	8,639

Denominator for basic and diluted loss per share—weighted average shares	4,839,987	5,520,719	6,868,852	5,839,600	7,307,911

Loss per share—basic and diluted:
Continuing operations	$(0.41)	(2.49)	(2.87)	(0.69)	(0.53)
Discontinued operations	—	—	(1.69)	—	—

Net loss	$(0.41)	(2.49)	(4.56)	(0.69)	(0.53)

        For the years ending December 31, 1999, 2000 and 2001, and the three months ended March 31, 2001 and 2002, 973,333, 2,439,857, 8,935,403, 2,439,857 and 2,692,386, respectively, potential common stock equivalents consisting of options and warrants were excluded from the diluted loss per share calculation because their effect would be anti-dilutive.

(2) Acquisitions

        On April 16, 2001, the Company issued 1,446,525 shares of common stock and 86,804 options to purchase common stock in exchange for all of the outstanding common stock of Baby-C, a provider of instructional and promotional products to the juvenile products market. Concurrently with the closing of the acquisition, certain shareholders of Baby-C and their affiliates made a $5.0 million investment in the Company's Series C preferred stock at $7.50 per share which was the same price paid by the other investors in the same offering. The acquisition of Baby-C was a condition to this investment. The fair value of the common stock options was determined using the Black-Scholes option pricing model with the following assumptions: no volatility or dividends, contractual life of 4 years, and risk free interest rate of 4.56%. This resulted in a fair value of $447,720 and together with the common stock (valued at $7.50 a share on the purchase date based on the price of recent preferred stock offerings) and related costs of the acquisition total consideration granted was $11,341,441. The acquisition was accounted for using the purchase method, with the excess consideration over net tangible assets acquired resulting in goodwill, which was being amortized over an estimated useful life of 7 years. However, during the fourth quarter of 2001, the Company terminated the operations and accordingly, the results of Baby-C's operations have been included in the financial statements since the date of acquisition, in loss from discontinued operations. Revenue from April 16 through December 31, 2001 was approximately $62,000. See note 3.

        The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$90,812
Accounts receivable	2,871
Inventory	414,236
Goodwill	10,869,369

Total assets acquired	11,377,288
Accounts payable and accrued liabilities	(35,847)

Net assets acquired	$11,341,441

        The summary table below, prepared on an unaudited pro forma basis, combines the Company's consolidated results of operations with Baby-C's results of operations as if the acquisition took place on January 1, 2000, assuming revenue in the accompanying financial statements had not been reduced for the effects of discontinued operations.

	Years ended December 31,
	2000	2001
Revenue	$485,389	2,760,147
Net loss	(13,831,350)	(31,414,846)
Loss per share—basic and diluted	(2.51)	(4.57)

        On March 29, 2000, the Company issued 818,280 shares of common stock in exchange for all of the outstanding common stock of Softcare, Inc. (Softcare), a provider of nutrition and other health tracking software. The acquisition was accounted for using the purchase method. The Company issued 654,625 shares upon consummation of the merger, and placed 163,655 in escrow for resolution of general representations and warranties. These shares have been included as consideration in the calculation of the purchase price. The fair value of the common stock issued was $1,227,422 as of the purchase date based on the price of recent preferred stock offerings. The results of Softcare's operations have been included in the financial statements since the date of acquisition.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$55,642
Property and equipment	87,754
Purchased computer software	1,182,309

Total assets acquired	1,325,705
Accounts payable and accrued liabilities	(98,283)

Net assets acquired	$1,227,422

        The acquired intangible assets represents software that was expected to be utilized and integrated into the Company's future products. The amount was being amortized over the estimated useful life of three years using the straight-line method. However, in December 2001 the Company discontinued the products due to lower than expected sales. As no significant features had been utilized in subsequent products, the remaining computer software balance of $492,593 was considered impaired and the related impairment is included in general and administrative expenses in the year ended December 31, 2001.

(3) Discontinued Operations

        As discussed in note 2, the Company discontinued the operations of Baby-C during 2001. The results of operations of Baby-C through the end of the year and impairment of the net assets, including the associated goodwill, to net salvage value are shown as loss from discontinued operations in the statement of operations. No income tax benefit was recognized as utilization of it was not deemed to be more likely than not. The associated net assets, consisting of inventory subsequently sold to a liquidator, have been classified as "Assets held for sale from discontinued operation" in the balance sheet. The following presents the activity of Baby-C from April 16, 2001 through December 31, 2001. There were no operations subsequent to December 31, 2001.

Revenue	$62,110
Cost of revenue	535,959

Gross profit	(473,849)
Operating expenses	11,098,130

Operating loss from discontinued operations	(11,571,979)
Other expense, net	502

Loss from discontinued operations before income taxes	(11,572,481)
Income tax benefit	—

Loss from discontinued operations	$(11,572,481)

(4) Property and Equipment

        Property and equipment consist of the following:

	December 31,
			March 31, 2002	Estimated useful life
	2000	2001
			(unaudited)
Furniture and fixtures	$197,004	329,765	341,234	60 months
Computer equipment	793,749	1,078,243	1,134,636	36 months
Development tools	156,193	762,029	648,261	18 months
Leasehold improvements	734,949	703,720	703,719	60 months
Purchased software	164,624	566,639	579,091	36 months
Capitalized website and software	—	—	257,131	24 months

	2,046,519	3,440,396	3,664,072
Less accumulated depreciation and amortization	(183,469)	(805,158)	(1,048,655)

	$1,863,050	2,635,238	2,615,417

(5) Stockholders' Equity

  (a) Preferred Stock

        The Company has three classes of preferred stock outstanding (Series A, Series B, and Series C). All preferred shares are convertible at any time, at the option of the holder, or in the case of an initial public offering meeting certain offering price requirements, into an equal number of shares of common stock, subject to adjustment for dilution that may occur from subsequent equity transactions. All preferred shares have voting rights on an as-converted basis. Series A, Series B, and Series C preferred stock have liquidation preferences equal to the face amount of the preferred shares sold. In the event dividends are paid on any shares of common stock, an additional dividend shall be paid with respect to all outstanding shares of preferred stock in an equal amount per share (on an as-converted basis) to the amount paid or set aside for each share of common stock. The Company sold Series C Preferred Stock through February 2002 at $7.50 per share.

  (b) Stock Options

        In 1998, the Board of Directors approved a stock option plan (the Plan). Under the Plan, the Company may grant options to employees, directors, consultants and advisors. The Company has reserved 4,000,000 shares of common stock for issuance pursuant to the Plan. Under the Plan, options are generally granted with exercise prices not less than the fair value of the Company's common stock on the grant date, as determined by the Company's Board of Directors. Options generally vest over 4 years and expire after 10 years.

        At December 31, 2001 and March 31, 2002 1,879,259 and 1,443,394 shares were available for grant under the Plan, respectively. The per share weighted average fair value of stock options granted during 1999, 2000, 2001 and 2002 was $0.06, $0.29, $5.07 and $4.94 respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no volatility or dividends, expected life of 4 years and risk-free interest rate of 5.91%, 6.08%, 4.14% and 3.99%, respectively. In addition, at March 31, 2002, there are 8,512 options with exercise prices of $4.58 per share, which were granted outside the 1998 plan.

        During 2001, the Company granted options with exercise prices less than the estimated fair value of common stock on the date of grant based on contemporaneous sales of convertible preferred stock. The related compensation expense is being recognized over the vesting period of the options, which is the difference between $7.50 per share, and the exercise price. Unrecognized compensation expense at December 31, 2001 and March 31, 2002 totaled $1,488,082 and $3,239,853, respectively. If the Company determined compensation cost based on the fair value of the options at the grant date under SFAS No. 123, the Company's net loss would have been approximately $(1,985,279), $(13,832,648), $(31,461,727), $(4,081,459) and $(3,917,304), respectively, and net loss per share would have been $(0.41), $(2.37), $(4.31), $(0.70) and $(0.54), respectively, for the years ended December 31, 1999, 2000, and 2001, and the three months ended March 31, 2001 and 2002 respectively.

        During June 2001, the Company issued an option to purchase 6,666 shares with an exercise price of $2.63 to a consultant relating to services to be performed. The options vest over 4 years and have a life of 10 years. The fair value of the option as measured using the Black-Scholes Option Pricing Model assuming no dividends, volatility of 66%, life of 10 years and risk free interest rate of 4.57% has been included in general and administrative expense in the accompanying financial statements.

        During October 2001, the Company modified 24,631 options, with weighted average exercise prices of $2.30, of terminating individuals in conjunction with the closure of an office. The modification of previously granted stock options resulted in a new measurement date. The fair value of the Company's common stock exceeded the exercise price on the date of the modification, and accordingly, compensation cost of $123,365, as measured using the intrinsic value method, has been included in general and administrative expense in the accompanying 2001 financial statements.

        The following table summarizes stock option activity and balances for the years ended December 31, 1999, 2000, and 2001, and the three months ended March 31, 2002:

	Number of options	Weighted-average exercise price
Balance at January 1, 1999	—	$—
Granted	693,332	0.75

Balance at December 31, 1999	693,332	0.75
Granted	1,744,338	2.16
Exercised	(180,000)	0.19
Forfeited	(113,332)	1.15

Balance at December 31, 2000	2,144,338	1.92
Granted	448,046	2.86
Exercised	(13,147)	2.21
Forfeited	(651,643)	2.55

Balance at December 31, 2001	1,927,594	1.93
Granted	512,661	2.74
Exercised	(12,949)	2.42
Forfeited	(76,796)	3.19

Balance at March 31, 2002 (unaudited)	2,350,510	2.06

        The following table summarizes information about stock options outstanding at December 31, 2001:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable as of December 31, 2001	Weighted average exercise price
$0.94 - $1.04	446,666	7.94	$1.03	322,962	$1.03
1.65 - 2.06	754,943	3.87	1.82	571,269	1.86
2.25 - 2.63	686,193	9.14	2.52	157,806	2.38
3.80	39,792	9.29	3.80	39,792	3.80

	1,927,594	6.80	$1.93	1,091,929	$1.76

  (c) Warrants

        In May 2001, the Company issued warrants to purchase 66,666 shares of common stock at an exercise price of $7.50 per share in connection with a corporate alliance agreement. The warrants were fully vested upon grant and expired two months after grant date. Simultaneously, the Company issued fully vested warrants to purchase 66,666 shares of common stock at an exercise price of $11.25 per share. These warrants expired on March 29, 2002. The fair value of the warrants was determined using the Black-Scholes option pricing model assuming no dividends, 66% volatility, risk free interest rate of 4.70% and an expected life of 2 months and 10 months, respectively. The fair value of the warrants has been reflected as general and administrative expenses in the accompanying financial statements.

        In December 2001, the Company issued warrants to purchase 171,849 shares of common stock at $7.50 per share to a consultant for services related to acquiring certain distribution channels for its BodyGem product. The warrants would vest upon the consultant acquiring defined distribution channels. As there is no significant disincentive for nonperformance on the part of the consultant, a measurement date has not occurred, and no amounts have been recorded in the accompanying financial statements.

        In May 1999, the Company issued warrants to purchase 13,333 shares of Series B preferred stock at $7.50 per share in connection with a bridge financing. The fair value of the warrants at the date of issuance was $37,000, as determined using the Black-Scholes option pricing model assuming no dividends, 66% volatility, risk free interest rate of 5.21% and an expected life of 2 years and was recognized as interest expense in 1999. The warrants expired unexercised in May 2001.

        In December 1999, the Company issued 266,666 warrants to purchase common stock in connection with the transfer of certain patent rights from a founder. The warrants were fully vested upon grant, have exercise prices of $1.03 per share and expire in 2004. The fair value of the warrants of $136,300, as determined using the Black-Scholes option pricing model assuming no dividends, 66% volatility, risk-free interest rate of 6.01%, and an expected life of 5 years, is included as a cost of patents in the accompanying financial statements. In conjunction with the agreement, the Company agreed to make monthly payments of $5,000 through March 2003.

(6) Income Taxes

        Income taxes differ from the amounts that would result from applying the federal statutory rate 35% as follows:

	Years ended December 31,			Three months ended March 31,
	1999	2000	2001	2001	2002
				(Unaudited)
Expected tax benefit	$(673,824)	(4,803,761)	(10,952,971)	(1,374,812)	(1,351,763)
State income taxes, net of federal benefit	(151,305)	(1,056,339)	(1,370,969)	(297,861)	(246,327)
Change in valuation allowance for deferred tax assets	732,207	6,159,374	7,613,188	1,615,665	1,336,136
Amortization of non-deductible goodwill	—	100,496	4,436,855	45,443	29,357
Research and experimentation credit	—	(335,762)	—	—	—
Other, net	92,922	(64,008)	273,897	11,565	232,597

	$—	—	—	—	—

        Temporary differences that give rise to significant components of deferred tax assets are as follows:

	December 31,			March 31,
	1999	2000	2001	2001	2002
				(Unaudited)
Net operating loss carryforwards	$887,385	6,650,761	12,837,203	8,261,915	14,180,405
Inventory impairments and write-offs	—	—	1,258,119	10,408	1,292,549
Other, net	7,182	403,180	571,807	397,285	530,311

Gross deferred tax assets	894,567	7,053,941	14,667,129	8,669,608	16,003,265
Valuation allowance	(894,567)	(7,053,941)	(14,667,129)	(8,669,608)	(16,003,265)

Net deferred tax assets	$—	—	—	—	—

        At December 31, 2001 and March 31, 2002, the Company has a cumulative net operating loss carryforward for income tax purposes of approximately $29.8 million and $33.0 million (unaudited), respectively, which expires in various amounts through the year 2022, if not utilized. The utilization of the net operating loss carryforward may be limited due to the provisions of Section 382 of the Internal Revenue Code relating to changes in ownership.

        Due to the uncertainty regarding the utilization of net operating loss carryforwards and research and experimentation credit carryforwards, no tax benefit has been recorded by the Company in any period, and a valuation allowance has been recorded for the entire amount of the deferred tax asset.

        The Company also has research and experimentation credit carryforwards for income tax purposes available totaling approximately $335,000, which if not utilized will expire in 2020. The total credit carryforward is also subject to limitation under Section 382 of the Internal Revenue Code.

(7) Commitments and Contingencies

  (a) Commitments

        The Company leases office space under noncancelable operating leases. Rent expense is recognized on the straight line basis over the lease term. Future minimum lease payments as of December 31, 2001 are as follows:

2002	$972,588
2003	998,120
2004	992,797
2005	705,759
2006	485,822
Thereafter	668,287

Total minimum payments	$4,823,373

        The Company has entered into an agreement with a vendor to provide web hosting services over a 24 month at an approximate cost of $110,000 per month to begin at an undesignated future date. Due to strategic changes at the vendor, which impact the type and amount of services that the Company will require, the Company is in discussions with the vendor to restructure the agreement.

        The Company has entered into royalty agreements for two components where defined percentages of related component revenue is payable to the owner of the rights to the components. In order to maintain exclusive right for the Company's field of use it may be required to make additional payments up to $800,000 in the aggregate each year.

        Rent expense for the years ended December 31, 1999, 2000, 2001 and the three months ended March 31, 2001 and 2002 was $14,992, $354,272, $1,323,206, $156,658 (unaudited) and $156,034 (unaudited), respectively.

  (b) Significant Customers

        Revenue earned from significant customers is as follows:

	Years Ended December 31,
				Three months ended March 31, 2002
	1999	2000	2001
				(Unaudited)
Customer A	100%	—	—	—
Customer B	—	—	29%	3%
Customer C	—	—	15%	—
Customer D	—	—	—	18%
Customer E	—	—	—	24%
Customer F	—	—	—	42%

        At December 31, 2001 and March 31, 2002, receivables from these customers represented 75% and 92%, respectively, of trade accounts receivable.

(8) Employee Benefit Plan

        In January 2001, the Company implemented a 401(k) Plan for the benefit of substantially all its employees. The Company may make discretionary matching contributions. No company contributions have been made to date.

(9) Related party transactions

        The Company receives professional services from a firm in which a director is a partner. Fees paid were $59,000, $606,000, $602,000, $103,797 (unaudited) and $139,779 (unaudited), respectively, for the years ended December 31, 1999, 2000, 2001, and the three months ended March 31, 2001 and 2002, respectively. In addition, a Director and Stockholder of the Company, is an officer in a company with which HealtheTech has entered into a product sales agreement. This customer is identified as Customer F in note 7(b) above.

(10) Subsequent Events

        In May 2002, the CEO and founder agreed to assign specific intellectual property to the Company in exchange for a cash payment of $1,750,000. In addition, to the extent the Company develops products incorporating certain technologies, it will pay royalties initially at 3% of revenue received from the sale of such products, and then at declining percentages based on pre-determined thresholds, but not to exceed $6,000,000.

        In April 2002 the Company entered into a settlement agreement with a former employee regarding the termination provisions of his options, as well as other matters arising between the former employee and the Company. In connection with the settlement agreement, the Company acknowledged that an option to purchase 261,905 shares of our common stock is outstanding and exercisable at an exercise price of $2.06 per share until April 1, 2005, and agreed to pay approximately $30,000 in accrued vacation, in exchange for a release of all claims.

        In April 2002, the board of directors increased the number of authorized shares of common and preferred stock to 100,000,000 and 8,200,000, respectively, and declared a 4 for 3 stock split for all classes of stock. The stockholders approved the resolution, and on June 17, 2002 the Company amended its articles of incorporation.

        In May 2002, the Company entered into a strategic agreement with a company under which HealtheTech granted exclusive rights to sell its products and deliver metabolic measurements in certain markets. Concurrently, in exchange for certain promotional services for which the partner is contractually obligated to provide over a three year period, HealtheTech will grant a warrant to purchase a number of shares of common stock of the Company equal to 10% of the outstanding shares of common stock of the Company assuming conversion of all outstanding options, warrants and preferred stock, at an exercise price equal to the initial public offering price. The warrant will be fully vested upon issuance and is non-cancelable. Twenty percent of the warrant will be exercisable in full or in part in each of September 2002, December 2002, March 2003 and June 2003. Ten percent of the warrant will be exercisable in full or in part in each of September 2003 and December 2003. The warrant will terminate on December 31, 2003. The Company will recognize expense over the period the advertising will be performed. The expense will be determined using the Black-Scholes Option Pricing model with the following assumptions: volatility 50%, no dividend yield, risk free interest rate of 4%, and expected lives ranging from three months to 18 months.

(11) Selected Quarterly Financial Data (Unaudited)

	Three months ended
	March 31,	June 30,	September 30,	December 31,
	(in thousands, except per share data)
Fiscal 2000
Revenue	$3	151	139	191
Gross profit	(3)	141	131	159
Loss from continuing operations	(1,084)	(2,386)	(3,908)	(6,347)
Net loss	$(1,084)	(2,386)	(3,908)	(6,347)
Loss per share—basic and diluted	$(0.22)	(0.42)	(0.68)	(1.09)
Fiscal 2001
Revenue	$653	382	195	1,463
Gross profit	166	(216)	(369)	(2,040)
Loss from continuing operations	(4,044)	(4,002)	(5,301)	(6,375)
Net loss	$(4,044)	(4,541)	(6,390)	(16,319)
Loss per share—basic and diluted	$(0.69)	(0.65)	(0.88)	(2.24)

*
Earnings Per Share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' EPS does not necessarily equal the full-year EPS.

HealtheTech Software Solutions

BalanceLog™, for Windows® PC and Palm OS®, is a software application that allows for personalization of weight management programs based on an individual's personal profile, including an individual's resting metabolic rate as well as information on lifestyle habits, and his or her nutrition, weight and fitness goals.

My Daily Calorie Budget: 1450
Calories I've eaten today: 1213
Balance (Under Budget): 237
Exercise Calories Burned: 520
I can eat 757 more Calories today to meet my goal.
Yesterday's Balance (Over): 196
Cumulative Balance (Under): 561
Day
Week
Month

BalanceLog™ for Palm® OS

BalanceLog™ by healthetech

BalanceLog - Lydia Smith
Today
May 17, 2002
My Plan
Current Balance
Friday, May 17, 2002
I can eat 312 more Calories today and still meet my goal.
Meal Breakdown
Breakfast
Lunch
Dinner
Snacks

BalanceLog™ for Windows® OS

About HealtheTech

Our corporate headquarters, at which we conduct software development, sales and marketing, finance, administrative and other activities, are located in Golden, Colorado. We also maintain a research and engineering facility in Los Gatos, California.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

SEC registration fee	$8,464
NASD filing fee	9,700
Nasdaq National Market listing fee	100,000
Printing and engraving costs	220,000
Legal fees and expenses	650,000
Accounting fees and expenses	350,000
Blue Sky fees and expenses	5,000
Transfer Agent and Registrar fees	15,000
Miscellaneous expenses	141,836

Total	$1,500,000

Item 14.    Indemnification of Directors and Officers

        As permitted by Section 145 of the Delaware General Corporation Law, the registrant's amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that: (1) the registrant is required to indemnify its directors and executive officers and persons serving in such capacities in other business enterprises at the registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (2) the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (3) the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with defending a proceeding, except that it is not required to advance expenses to a person against whom the registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit; (4) the rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (5) the registrant may not retroactively amend the bylaw provisions in a way that it adverse to such directors, executive officers and employees in these matters.

        The registrant's policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the bylaws, as well as certain additional procedural protections. In addition, such indemnification agreements provide that the registrant's directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses, including attorney's fees, and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the registrant, on account of their services as directors or executive officers of the registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the registrant. The registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the registrant's board of directors or brought to enforce a right to indemnification under the indemnification agreement, the registrant's bylaws or any statute or law. Under the agreements, the registrant is not obligated to indemnify the indemnified party (1) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (2) for any amounts paid in settlement of a proceeding unless the registrant consents to such settlement; (3) with respect to any proceeding brought by the registrant against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous; (4) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the registrant pursuant to the provisions of §16(b) of the Securities Exchange Act of 1934, and related laws; (5) on account of the indemnified party's conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (6) an account of any conduct from which the indemnified party derived an improper personal benefit; (7) on account of conduct the indemnified party believed to be contrary to the best interests of the registrant or its stockholders; (8) on account of conduct that constituted a breach of the indemnified party's duty of loyalty to the registrant or its stockholders; or (9) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

        The indemnification provision in the bylaws and the indemnification agreements entered into between the registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities arising under the Securities Act of 1933.

        Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Document	Exhibit Number
Form of Underwriting Agreement	1.1
Certificate of Incorporation of the registrant	3.1
Form of Amended and Restated Certificate of Incorporation of the registrant to be filed upon closing of the offering	3.2
Bylaws of registrant	3.3
Amended and Restated Bylaws of registrant to be filed upon closing of the offering	3.9
Form of Indemnification Agreement entered into by the registrant with each of its directors and executive officers	10.1

Item 15.    Recent Sales of Unregistered Securities

        Since April 1, 1999, we have issued and sold the securities described below:

            1)  From June 22, 1999 to June 17, 2002, we issued options to purchase an aggregate of 2,953,275 Common shares to employees, officers, directors, consultants and other service providers and upon exercise of compensatory options, we issued and sold an aggregate of 159,031 Common shares to optionholders of the Registrant for aggregate consideration of $107,902.50. The sales and grants of the above securities are deemed to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, or on Section 4(2) of the Securities Act, and were made without general solicitation or advertising.

            2)  On April 5, 1999, we issued and sold an aggregate of 280,000 shares of our Series A preferred stock for an aggregate of $700,000 to private investors. These shares are convertible into 280,000 common shares.

            3)  On April 14, 1999, we issued and sold an aggregate of 20,000 shares of our Series A preferred stock for an aggregate of $50,000 to a private investor. These shares are convertible into 20,000 common shares.

            4)  On April 16, 1999, we issued and sold an aggregate of 20,000 shares of our Series A preferred stock for an aggregate of $50,000 to a private investor. These shares are convertible into 20,000 common shares.

            5)  On April 19, 1999, we issued and sold an aggregate of 40,000 shares of our Series A preferred stock for an aggregate of $100,000 to a private investor. These shares are convertible into 40,000 common shares.

            6)  On May 1, 1999, we granted a warrant to purchase an aggregate of 10,000 shares of Series B preferred stock to a private investor for an aggregate exercise price of $100,000.

            7)  On May 8, 1999, we issued and sold an aggregate of 40,000 shares of our Series A preferred stock for an aggregate of $100,000 to a private investor. These shares are convertible into 40,000 common shares.

            8)  On May 14, 1999, we issued and sold an aggregate of 20,000 shares of our Series A preferred stock for an aggregate of $50,000 to a private investor. These shares are convertible into 20,000 common shares.

            9)  On May 17, 1999, we issued and sold an aggregate of 2,000 shares of our Series A preferred stock for an aggregate of $5,000 to a private investor. These shares are convertible into 2,000 common shares.

          10)  On May 27, 1999, we issued and sold an aggregate of 600,000 common shares to Noel Johnson for $6,000.

          11)  On June 16, 1999, we issued and sold an aggregate of 40,000 shares of our Series A preferred stock for an aggregate of $100,000 to a private investor. These shares are convertible into 40,000 common shares.

          12)  On June 29, 1999, we issued and sold an aggregate of 40,000 shares of our Series A preferred stock for an aggregate of $100,000 to a private investor. These shares are convertible into 40,000 common shares.

          13)  On July 26, 1999, we issued and sold an aggregate of 20,000 shares of our Series A preferred stock for an aggregate of $50,000 to a private investor. These shares are convertible into 20,000 common shares.

          14)  On August 5, 1999, we issued and sold an aggregate of 40,000 shares of our Series A preferred stock for an aggregate of $100,000 to a private investor. These shares are convertible into 40,000 common shares.

          15)  On August 10, 1999, we issued and sold an aggregate of 4,000 shares of our Series A preferred stock for an aggregate of $10,000 to a private investor. These shares are convertible into 4,000 common shares.

          16)  On August 13, 1999, we issued and sold an aggregate of 40,000 shares of our Series A preferred stock for an aggregate of $100,000 to a private investor. These shares are convertible into 40,000 common shares.

          17)  On August 21, 1999, we issued and sold an aggregate of 170,240 common shares to SoftCare, Inc. for $42,560 and assumed options to purchase an aggregate of 16,535 common shares under the 1999 SoftCare Option Plan.

          18)  On November 19, 1999, we issued and sold an aggregate of 15,000 shares of our Series B preferred stock for an aggregate of $150,000 to a private investor. These shares are convertible into 15,000 common shares.

          19)  On December 7, 1999, we issued and sold an aggregate of 20,000 shares of our Series B preferred stock for an aggregate of $200,000 to a private investor. These shares are convertible into 20,000 common shares.

          20)  On December 9, 1999, we granted a fully vested warrant to purchase an aggregate of 200,000 shares of common stock to James R. Mault for an aggregate exercise price of $275,000.

          21)  On December 17, 1999, we issued and sold an aggregate of 20,000 shares of our Series B preferred stock for an aggregate of $200,000 to a private investor. These shares are convertible into 20,000 common shares.

          22)  On January 31, 2000, we issued and sold an aggregate of 150,000 shares of our Series B preferred stock for an aggregate of $1,500,000 to a private investor. These shares are convertible into 150,000 common shares.

          23)  On February 16, 2000, we issued and sold an aggregate of 10,000 shares of our Series B preferred stock for an aggregate of $100,000 to a private investor. These shares are convertible into 10,000 common shares.

          24)  On February 24, 2000, we issued and sold an aggregate of 50,000 shares of our Series B preferred stock for an aggregate of $500,000 to a private investor. These shares are convertible into 50,000 common shares.

          25)  On March 8, 2000, we issued and sold an aggregate of 105,000 shares of our Series B preferred stock for an aggregate of $1,050,000 to private investors. These shares are convertible into 105,000 common shares.

          26)  On March 10, 2000, we issued and sold an aggregate of 10,000 shares of our Series B preferred stock for an aggregate of $100,000 to private investors. These shares are convertible into 10,000 common shares.

          27)  On March 21, 2000, we issued and sold an aggregate of 5,000 shares of our Series B preferred stock for an aggregate of $50,000 to private investors. These shares are convertible into 5,000 common shares.

          28)  On March 24, 2000, we issued and sold an aggregate of 10,000 shares of our Series B preferred stock for an aggregate of $100,000 to private investors. These shares are convertible into 100,000 common shares.

          29)  On March 31, 2000, we issued and sold an aggregate of 2,500 shares of our Series B preferred stock to a private investor and 2,500 shares to Kamal Hamid for an aggregate of $50,000. These shares are convertible into 5,000 common shares.

          30)  On March 31, 2000, we issued and sold an aggregate of 613,711 common shares to John Sanderson in connection with the acquisition of Softcare, Inc.

          31)  On December 12, 2000, we issued and sold an aggregate of 1,000 common shares to a private investor for in exchange for services rendered.

          32)  On April 16, 2001, we issued an aggregate of 1,084,896 common shares in connection with the acquisition of with Baby-C, Inc.

          33)  On May 8, 2000, we issued and sold an aggregate of 250,000 shares of our Series C preferred stock to a private investor for an aggregate of $5,000,000. These shares are convertible into 250,000 common shares.

          34)  On August 17, 2000, we issued and sold an aggregate of 305,000 shares of our Series C preferred stock to private investors for an aggregate of $6,100,000. These shares are convertible into 305,000 common shares.

          35)  On August 31, 2000, we issued and sold an aggregate of 10,000 shares of our Series C preferred stock to private investors for an aggregate of $200,000. These shares are convertible into 10,000 common shares.

          36)  On October 3, 2000, we issued and sold an aggregate of 15,500 shares of our Series C preferred stock to private investors for an aggregate of $310,000. These shares are convertible into 15,500 common shares.

          37)  On October 13, 2000, we issued and sold an aggregate of 15,000 shares of our Series C preferred stock to a private investor for an aggregate of $300,000. These shares are convertible into 15,000 common shares.

          38)  On November 6, 2000, we issued and sold an aggregate of 100,000 shares of our Series C preferred stock to a private investor for an aggregate of $2,000,000. These shares are convertible into 100,000 common shares.

          39)  On November 8, 2000, we issued and sold an aggregate of 10,000 shares of our Series C preferred stock to private investors for an aggregate of $200,000. These shares are convertible into 10,000 common shares.

          40)  On November 17, 2000, we issued and sold an aggregate of 100,000 shares of our Series C preferred stock to a private investor for an aggregate of $2,000,000. These shares are convertible into 100,000 common shares.

          41)  On December 11, 2000, we issued and sold an aggregate of 37,500 shares of our Series C preferred stock to private investors for an aggregate of $750,000. These shares are convertible into 37,500 common shares.

          42)  On December 18, 2000, we issued and sold an aggregate of 5,000 shares of our Series C preferred stock to a private investor for an aggregate of $100,000. These shares are convertible into 5,000 common shares.

          43)  On February 15, 2001, we issued and sold an aggregate of 5,000 shares of our Series C preferred stock to a private investor for an aggregate of $100,000. These shares are convertible into 5,000 common shares.

          44)  On February 26, 2001, we issued and sold an aggregate of 5,000 shares of our Series C preferred stock to private investors for an aggregate of $100,000. These shares are convertible into 5,000 common shares.

          45)  On March 8, 2001, we issued and sold an aggregate of 50,000 shares of our Series C preferred stock to private investors for an aggregate of $1,000,000. These shares are convertible into 50,000 common shares.

          46)  On March 9, 2001, we issued and sold an aggregate of 5,000 shares of our Series C preferred stock to a private investor for an aggregate of $100,000. These shares are convertible into 5,000 common shares.

          47)  On April 11, 2001, pursuant to a price adjustment of our Series C preferred stock from $20.00 per share to $10.00 per share, we issued an aggregate of 913,000 additional shares of our Series C preferred stock, on a pro rata basis, to all existing holders of our Series C preferred stock who had initially purchased shares of our Series C preferred stock at the initial purchase price of $20.00 per share. We previously received an aggregate of $9,130,000, as indicated in items 33 through 46 above, in consideration for this additional issuance of 913,000 shares.

          48)  On April 12, 2001, we issued and sold an aggregate of 35,000 shares of our Series C preferred stock to private investors for an aggregate of $350,000. These shares are convertible into 35,000 common shares.

          49)  On April 16, 2001, we issued and sold an aggregate of 500,000 shares of our Series C preferred stock to private investors for an aggregate of $5,000,000. These shares are convertible into 500,000 common shares.

          50)  On April 17, 2001, we issued and sold an aggregate of 110,000 shares of our Series C preferred stock to a private investor for an aggregate of $1,100,000. These shares are convertible into 110,000 common shares.

          51)  On April 23, 2001, we issued and sold an aggregate of 50,000 shares of our Series C preferred stock to private investors for an aggregate of $500,000. These shares are convertible into 50,000 common shares.

          52)  On April 26, 2001, we issued and sold an aggregate of 250,000 shares of our Series C preferred stock to private investors for an aggregate of $2,500,000. These shares are convertible into 250,000 common shares.

          53)  On April 30, 2001, we issued and sold an aggregate of 100,000 shares of our Series C preferred stock to a private investor for an aggregate of $1,000,000. These shares are convertible into 100,000 common shares.

          54)  On May 1, 2001, we issued a fully vested warrant to purchase an aggregate of 50,000 shares of our common stock to a private investor for an aggregate exercise price of $750,000.

          55)  On May 1, 2001, we issued a fully vested warrant to purchase an aggregate of 50,000 shares of our common stock to a private investor for an aggregate exercise price of $500,000.

          56)  On May 9, 2001, we issued and sold an aggregate of 15,000 shares of our Series C preferred stock to a private investor for an aggregate of $150,000. These shares are convertible into 15,000 common shares.

          57)  On May 21, 2001, we issued and sold an aggregate of 200,000 shares of our Series C preferred stock to a private investor for an aggregate of $2,000,000. These shares are convertible into 200,000 common shares.

          58)  On June 4, 2001, we issued and sold an aggregate of 650,000 shares of our Series C preferred stock to private investors for an aggregate of $6,500,000. These shares are convertible into 650,000 common shares.

          59)  On June 11, 2001, we issued and sold an aggregate of 214,000 shares of our Series C preferred stock to private investors for an aggregate of $2,140,000. These shares are convertible into 214,000 common shares.

          60)  On June 12, 2001, we issued and sold an aggregate of 50,000 shares of our Series C preferred stock to a private investor for an aggregate of $500,000. These shares are convertible into 50,000 common shares.

          61)  On June 25, 2001, we issued and sold an aggregate of 50,000 shares of our Series C preferred stock to private investors for an aggregate of $500,000. These shares are convertible into 50,000 common shares.

          62)  On July 3, 2001, we issued and sold an aggregate of 200,000 shares of our Series C preferred stock to private investors for an aggregate of $2,000,000. These shares are convertible into 200,000 common shares.

          63)  On July 30, 2001, we issued and sold an aggregate of 25,000 shares of our Series C preferred stock to a private investor for an aggregate of $250,000. These shares are convertible into 25,000 common shares.

          64)  On October 19, 2001, we issued and sold an aggregate of 25,000 shares of our Series C preferred stock to a private investor for an aggregate of $250,000. These shares are convertible into 25,000 common shares.

          65)  On November 13, 2001, we issued and sold an aggregate of 200,000 shares of our Series C preferred stock to private investor for an aggregate of $2,000,000. These shares are convertible into 200,000 common shares.

          66)  On November 19, 2001, we issued and sold an aggregate of 5,000 shares of our Series C preferred stock to private investors for an aggregate of $50,000. These shares are convertible into 5,000 common shares.

          67)  On November 21, 2001, we issued and sold an aggregate of 2,500 shares of our Series C preferred stock to private investors for an aggregate of $25,000. These shares are convertible into 2,500 common shares.

          68)  On November 27, 2001, we issued and sold an aggregate of 2,500 shares of our Series C preferred stock to private investors for an aggregate of $25,000. These shares are convertible into 2,500 common shares.

          69)  On December 5, 2001, we issued and sold an aggregate of 200,000 shares of our Series C preferred stock to a private investor for an aggregate of $2,000,000. These shares are convertible into 200,000 common shares.

          70)  On January 8, 2002, we issued and sold an aggregate of 100,000 shares of our Series C preferred stock to a private investor for an aggregate of $1,000,000. These shares are convertible into 100,000 common shares.

          71)  On January 22, 2002, we issued and sold an aggregate of 100,000 shares of our Series C preferred stock to a private investor for an aggregate of $1,000,000. These shares are convertible into 100,000 common shares.

          72)  On February 14, 2002, we issued and sold an aggregate of 90,000 shares of our Series C preferred stock to a private investor for an aggregate of $900,000. These shares are convertible into 90,000 common shares.

          73)  Upon the closing of this offering, we have agreed to issue a warrant to HEALTHSOUTH Corporation to purchase shares of our common stock equal to 10% of the outstanding shares on a fully-diluted basis at a per share exercise price equal to the per share offering price.

          74)  On June 27, 2002, we issued a warrant to American Sales and Merchandising, LLC to purchase 128,887 shares of our common stock at $10.00 per share.

        On June 17, 2002, we effected a four for three stock split of our outstanding common stock, preferred stock and issued and outstanding options. The sales of the above securities are reflected on a pre-split basis.

        For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Transactions" in the form of prospectus included herein.

        The sales of the above securities were deemed to be exempt from registration in reliance on Rule 701 promulgated under Section 3(b) under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation, or in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about HealtheTech or had access, through employment or other relationships, to such information.

Item 16.    Exhibits and Financial Statement Schedules

  (a)    Exhibits

Exhibit Number
1.1	Form of Underwriting Agreement.**
3.1	Amended and Restated Certificate of Incorporation of registrant.**
3.2	Form of Amended and Restated Certificate of Incorporation of registrant to be filed upon the closing of the offering made under the registration statement.**
3.3	Bylaws of registrant, effective May 15, 1998.**
3.4	Amendment to Bylaws of registrant, effective December 21, 1998.**
3.5	Amendment to Bylaws of registrant, effective December 9, 1999.**
3.6	Amendment to Bylaws of registrant, effective July 11, 2000.**
3.7	Amendment to Bylaws of registrant, effective July 31, 2000.**
3.8	Amendment to Bylaws of registrant, effective March 27, 2001.**
3.9	Amended and Restated Bylaws of registrant to be filed upon the closing of the offering made under the registration statement.**
4.1	Form of registrant's common stock certificate.**
4.2	Sixth Amended and Restated Investor Rights Agreement, as amended, dated June 21, 2001, between the registrant and the parties named therein.**
4.3	Amendment No. 1 to the Sixth Amended and Restated Investor Rights Agreement, dated June 11, 2002, between the registrant and the parties named therein.**
4.4(a)	Warrant to Purchase Shares of Common Stock issuable by the registrant to HEALTHSOUTH Corporation.**
4.5	Amendment No. 2 to the Sixth Amended and Restated Investor Rights Agreement, dated June 12, 2002, between the registrant and the parties named therein.**
4.6	Amendment No. 3 to the Sixth Amended and Restated Investor Rights Agreement, dated June 28, 2002, between the registrant and the parties named therein.**
4.7	Warrant to Purchase Shares of Common Stock issuable by the registrant to American Sales & Merchandising, LLC.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	Form of Indemnification Agreement entered into by registrant with each of its directors and executive officers.**
10.2	1998 Stock Plan.**
10.3	2002 Stock Plan and related agreements.**
10.4	2002 Employee Stock Purchase Plan and related agreements.**
10.5	2002 Director Option Plan and related agreements.**
10.6	Standard Office Lease, dated October 2, 2000, between the registrant and New Genesee Land Company, LLC, as amended on January 24, 2001.**

10.7	Office Lease, dated April 24, 2000, between the registrant and Gatito Enterprises Joint Venture.**
10.8	Lease Agreement, dated April 17, 2000, between the registrant and Dale Riveland, Christina M. Riveland, Kenneth Johnstone and Pearl L. Johnstone.**
10.9	Assignment Agreement, dated May 22, 2002, between the registrant and James R. Mault, M.D.**
10.10†	License Agreement, dated August 17, 1999, between the registrant and Sensors for Medicine and Science, Inc.**
10.11	Amendment No.1 to License Agreement, dated October 30, 1999, between the registrant and Sensors for Medicine and Science, Inc.**
10.12	Amendment and Supplement to License Agreement, dated March 31, 2000, between the registrant and Sensors for Medicine and Science, Inc.**
10.13†	Agreement, dated November 7, 2001, between the registrant and Sensors for Medicine and Science, Inc.**
10.14†	License Agreement, dated August 21, 1999, between the registrant and ndd Medizintechnik AG.**
10.15†	License Agreement, dated August 21, 1999, between the registrant and ndd Medizintechnik AG.**
10.16†	Agreement for Electronic Manufacturing Services, dated April 3, 2001, between the registrant and Sanmina Corporation.**
10.17†	International Distribution Agreement, dated August 1, 2001, between the registrant and SensorMedics Corporation, a subsidiary of VIASYS Healthcare.**
10.18†	Exclusive Distribution Agreement, dated December 5, 2001, between the registrant and Nature's Sunshine Products, Inc.**
10.19†	United States Sales and Distribution Agreement, dated December 21, 2001, between the registrant and US Wellness, Inc.**
10.20	Purchase Agreement, dated March 6, 2002, between the registrant and Piranha Plastics, LLC.**
10.21	Purchase Agreement, dated March 6, 2002, between the registrant and Sienna Corporation.**
10.22†	International Distribution Agreement, dated March 19, 2002, between the registrant and Microlife Corporation.**
10.23†	Supply and Services Agreement, dated March 25, 2002, between the registrant and Bally Total Fitness Corporation.**
10.24	Employment Offer Letter, executed on April 23, 2000, between the registrant and James R. Mault.**
10.25	Employment Offer Letter, executed on May 27, 1999, between the registrant and Noel L. Johnson.**
10.26	Employment Offer Letter, executed on February 11, 2002, between the registrant and Stephen E. Webb.**

10.27	Employment Offer Letter, executed on October 2, 2000, between the registrant and Kamal Hamid.**
10.28	Employment Offer Letter, executed on July 26, 2000, between the registrant and Jay T. Kearney.**
10.29	Employment Offer Letter, executed on July 14, 2000, between the registrant and Mark B. Mondry.**
10.30	Change of Control Agreement, executed on November 10, 2000, between the registrant and James R. Mault.**
10.31	Change of Control Agreement, executed on November 3, 2000, between the registrant and Noel L. Johnson.**
10.32	Change of Control Agreement, executed on April 1, 2002, between the registrant and Stephen E. Webb.**
10.33	Change of Control Agreement, executed on April 11, 2002, between the registrant and Kamal Hamid.**
10.34	Change of Control Agreement, executed on July 14, 2000, between the registrant and Mark B. Mondry.**
10.35	Employment Offer Letter, executed on April 11, 2002, between the registrant and Scott K. Meyer.**
10.36	Change of Control Agreement, executed on April 11, 2002, between the registrant and Scott K. Meyer.**
10.37†	Strategic Agreement, dated May 23, 2002, between the registrant and HEALTHSOUTH Corporation.**
10.38†	Promotion Agreement, dated May 23, 2002, between the registrant and HEALTHSOUTH Corporation.**
21.1	Subsidiaries of the registrant.**
23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
23.2	Consent of KPMG LLP, Independent Auditors.
24.1	Power of Attorney.**

**
Previously filed.

†
Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(a)
Filed as Attachment B to Exhibit 10.38 of this Form S-1.

  (b)    Financial Statement Schedules

    None.

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on the 12th day of July, 2002.

HEALTHETECH, INC.
By:	/s/ JAMES R. MAULT James R. Mault, M.D. Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ JAMES R. MAULT James R. Mault, M.D.		Chairman and Chief Executive Officer (Principal Executive Officer)	July 12, 2002
/s/ NOEL L. JOHNSON Noel L. Johnson, Ph.D.		Chief Operating Officer and President and Director	July 12, 2002
/s/ STEPHEN E. WEBB Stephen E. Webb		Chief Financial Officer (Principal Financial and Accounting Officer)	July 12, 2002
* Khalid Al-Mansour		Director	July 12, 2002
* Allen M. Krass		Director	July 12, 2002
* William Ross		Director	July 12, 2002
* Charles P. Rothstein		Director	July 12, 2002
* Arthur Samberg		Director	July 12, 2002
* Robert Theis		Director	July 12, 2002
*By:	/s/ STEPHEN E. WEBB Attorney-in-fact		July 12, 2002

EXHIBIT INDEX

Exhibit Number
1.1	Form of Underwriting Agreement.**
3.1	Amended and Restated Certificate of Incorporation of registrant.**
3.2	Form of Amended and Restated Certificate of Incorporation of registrant to be filed upon the closing of the offering made under the registration statement.**
3.3	Bylaws of registrant, effective May 15, 1998.**
3.4	Amendment to Bylaws of registrant, effective December 21, 1998.**
3.5	Amendment to Bylaws of registrant, effective December 9, 1999.**
3.6	Amendment to Bylaws of registrant, effective July 11, 2000.**
3.7	Amendment to Bylaws of registrant, effective July 31, 2000.**
3.8	Amendment to Bylaws of registrant, effective March 27, 2001.**
3.9	Amended and Restated Bylaws of registrant to be filed upon the closing of the offering made under the registration statement.**
4.1	Form of registrant's common stock certificate.**
4.2	Sixth Amended and Restated Investor Rights Agreement, as amended, dated June 21, 2001, between the registrant and the parties named therein.**
4.3	Amendment No. 1 to the Sixth Amended and Restated Investor Rights Agreement, dated June 11, 2002, between the registrant and the parties named therein.**
4.4(a)	Warrant to Purchase Shares of Common Stock issuable by the registrant to HEALTHSOUTH Corporation.**
4.5	Amendment No. 2 to the Sixth Amended and Restated Investor Rights Agreement, dated June 12, 2002, between the registrant and the parties named therein.**
4.6	Amendment No. 3 to the Sixth Amended and Restated Investor Rights Agreement, dated June 28, 2002, between the registrant and the parties named therein.**
4.7	Warrant to Purchase Shares of Common Stock issuable by the registrant to American Sales & Merchandising, LLC.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	Form of Indemnification Agreement entered into by registrant with each of its directors and executive officers.**
10.2	1998 Stock Plan.**
10.3	2002 Stock Plan and related agreements.**
10.4	2002 Employee Stock Purchase Plan and related agreements.**
10.5	2002 Director Option Plan and related agreements.**
10.6	Standard Office Lease, dated October 2, 2000, between the registrant and New Genesee Land Company, LLC, as amended on January 24, 2001.**
10.7	Office Lease, dated April 24, 2000, between the registrant and Gatito Enterprises Joint Venture.**
10.8	Lease Agreement, dated April 17, 2000, between the registrant and Dale Riveland, Christina M. Riveland, Kenneth Johnstone and Pearl L. Johnstone.**
10.9	Assignment Agreement, dated May 22, 2002, between the registrant and James R. Mault, M.D.**

10.10†	License Agreement, dated August 17, 1999, between the registrant and Sensors for Medicine and Science, Inc.**
10.11	Amendment No.1 to License Agreement, dated October 30, 1999, between the registrant and Sensors for Medicine and Science, Inc.**
10.12	Amendment and Supplement to License Agreement, dated March 31, 2000, between the registrant and Sensors for Medicine and Science, Inc.**
10.13†	Agreement, dated November 7, 2001, between the registrant and Sensors for Medicine and Science, Inc.**
10.14†	License Agreement, dated August 21, 1999, between the registrant and ndd Medizintechnik AG.**
10.15†	License Agreement, dated August 21, 1999, between the registrant and ndd Medizintechnik AG.**
10.16†	Agreement for Electronic Manufacturing Services, dated April 3, 2001, between the registrant and Sanmina Corporation.**
10.17†	International Distribution Agreement, dated August 1, 2001, between the registrant and SensorMedics Corporation, a subsidiary of VIASYS Healthcare.**
10.18†	Exclusive Distribution Agreement, dated December 5, 2001, between the registrant and Nature's Sunshine Products, Inc.**
10.19†	United States Sales and Distribution Agreement, dated December 21, 2001, between the registrant and US Wellness, Inc.**
10.20	Purchase Agreement, dated March 6, 2002, between the registrant and Piranha Plastics, LLC.**
10.21	Purchase Agreement, dated March 6, 2002, between the registrant and Sienna Corporation.**
10.22†	International Distribution Agreement, dated March 19, 2002, between the registrant and Microlife Corporation.**
10.23†	Supply and Services Agreement, dated March 25, 2002, between the registrant and Bally Total Fitness Corporation.**
10.24	Employment Offer Letter, executed on April 23, 2000, between the registrant and James R. Mault.**
10.25	Employment Offer Letter, executed on May 27, 1999, between the registrant and Noel L. Johnson.**
10.26	Employment Offer Letter, executed on February 11, 2002, between the registrant and Stephen E. Webb.**
10.27	Employment Offer Letter, executed on October 2, 2000, between the registrant and Kamal Hamid.**
10.28	Employment Offer Letter, executed on July 26, 2000, between the registrant and Jay T. Kearney.**
10.29	Employment Offer Letter, executed on July 14, 2000, between the registrant and Mark B. Mondry.**
10.30	Change of Control Agreement, executed on November 10, 2000, between the registrant and James R. Mault.**
10.31	Change of Control Agreement, executed on November 3, 2000, between the registrant and Noel L. Johnson.**

10.32	Change of Control Agreement, executed on April 1, 2002, between the registrant and Stephen E. Webb.**
10.33	Change of Control Agreement, executed on April 11, 2002, between the registrant and Kamal Hamid.**
10.34	Change of Control Agreement, executed on July 14, 2000, between the registrant and Mark B. Mondry.**
10.35	Employment Offer Letter, executed on April 11, 2002, between the registrant and Scott K. Meyer.**
10.36	Change of Control Agreement, executed on April 11, 2002, between the registrant and Scott K. Meyer.**
10.37†	Strategic Agreement, dated May 23, 2002, between the registrant and HEALTHSOUTH Corporation.**
10.38†	Promotion Agreement, dated May 23, 2002, between the registrant and HEALTHSOUTH Corporation.**
21.1	Subsidiaries of the registrant.**
23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
23.2	Consent of KPMG LLP, Independent Auditors.
24.1	Power of Attorney.**

**
Previously filed.
†
Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
(a)
Filed as Attachment B to Exhibit 10.38 of this Form S-1.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
HealtheTech, Inc.
The Offering
Summary Consolidated Financial Data (in thousands, except share and per share data)
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Industry
Risks Related to this Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA (in thousands, except share and per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Option Grants in Last Fiscal Year
Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
CERTAIN TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
HEALTHETECH, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report
HEALTHETECH, INC. Consolidated Balance Sheets
HEALTHETECH, INC. Consolidated Statements of Operations
HEALTHETECH, INC. Consolidated Statements of Stockholders' Equity
HEALTHETECH, INC. Consolidated Statements of Cash Flows
HEALTHETECH, INC. Notes to Consolidated Financial Statements December 31, 2000 and 2001
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX